SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

March 19, 2013

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 28, 2013 to March 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	March 19, 2013

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 6AWC

Please find attached an Appendix 3B under Listing Rule LR 3.10.5, provided in relation to the issue of shares to CITIC Resources Australia Pty Ltd under a Subscription Agreement between Alumina Limited, CITIC Limited and Bestbuy Overseas Co., Ltd.

/s/ Stephen Foster

Stephen Foster
Company Secretary

15 February 2013

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity

Alumina Limited (Alumina)

ABN

85 004 820 419

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	146,411,771

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing fully paid ordinary shares.

+	See chapter 19 for defined terms.

01/08/2012	Appendix 3B Page 1

Appendix 3B

New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, the new shares rank equally in all respects with existing fully paid ordinary shares from the time of allotment.

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.235 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The subscription monies are to be used for the general corporate purposes of the Alumina group, including the repayment of bank debt.

6a	Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?	No.

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

6b	The date the security holder resolution under rule 7.1A was passed	N/A

6c	Number of +securities issued without security holder approval under rule 7.1	N/A

+	See chapter 19 for defined terms.

Appendix 3B Page 2	01/08/2012

Appendix 3B

New issue announcement

6d	Number of +securities issued with security holder approval under rule 7.1A	N/A

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A

6f	Number of securities issued under an exception in rule 7.2	N/A

6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	N/A

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 February 2013

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable)	2,806,225,615	Fully paid ordinary shares

+	See chapter 19 for defined terms.

01/08/2012	Appendix 3B Page 3

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable)	N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 – Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non- renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

+	See chapter 19 for defined terms.

Appendix 3B Page 4	01/08/2012

Appendix 3B

New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+	See chapter 19 for defined terms.

01/08/2012	Appendix 3B Page 5

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34		Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.

Appendix 3B Page 6	01/08/2012

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	N/A

If the additional securities do not rank equally, please state:

•         the date from which they do

•         the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•         the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now	N/A

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A	N/A

+	See chapter 19 for defined terms.

01/08/2012	Appendix 3B Page 7

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Stephen Foster	Date: 15 February 2013
(~~Director/~~Company secretary)

Print name:	Stephen Foster

+	See chapter 19 for defined terms.

Appendix 3B Page 8	01/08/2012

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 7AWC

Please find attached Form 604 Notice of change of interests of substantial holder.

/s/ Stephen Foster

Stephen Foster
Company Secretary

15 February 2013

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alumina Limited (Alumina)

ACN/ARSN	004 820 419

1. Details of substantial holder (1)
Name	Alumina and each of its Related Bodies Corporate listed in Annexure A
ACN/ARSN (if applicable)	004 820 419

There was a change in the interests of the substantial holder on	15/02/2013
The previous notice was given to the company on	14/02/2013
The previous notice was dated	14/02/2013

2.	Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Fully paid ordinary shares	220,286,931	8.28%	366,698,702	13.07%

3.	Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected

		Alumina issued 146,411,771 fully paid ordinary shares to Bestbuy Overseas Co, Ltd (Bestbuy) pursuant to a Subscription Agreement dated 14 February 2013, which forms Annexure B to this notice.

15/02/2013	Alumina	Clauses 7.3 and 7.4 of the Subscription Agreement impose certain restrictions on Bestbuy disposing of the shares. Accordingly, Alumina has a relevant interest in the shares under section 608(1)(c) of the Corporations Act 2001 (Cth) (the Act).	Nil	146,411,771	146,411,771

4.	Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes

	Bestbuy	Bestbuy	See section 3 above	146,411,771	146,411,771

Alumina	CITIC Resources Australia Pty Ltd (CRA)	CRA	Clauses 7.3 and 7.4 of the Subscription Agreement pursuant to which the relevant shares were issued impose certain restrictions on CRA disposing of the shares (refer to Annexure B to Alumina’s Notice of initial substantial holder dated 14 February 2013). Accordingly, Alumina has a relevant interest in the shares under section 608(1)(c) of the Act.	219,617,657	219,617,657
	Alumina Employee Share Plan Pty Ltd (AESP)	AESP	AESP, a wholly owned subsidiary of Alumina, holds the relevant shares on trust in connection with the operation of Alumina’s Employee Share Plan. AESP has a relevant interest in the shares under section 608(1) of the Act and Alumina has a relevant interest in the shares under sections 608(1) and 608(3) of the Act.	669,274 fully paid ordinary shares	669,274

Alumina’s Related Bodies Corporate	As above	As above	AESP has a relevant interest in the shares held by it under sections 608(1) of the Act. Alumina’s other Related Bodies Corporate do not have a relevant interest in these shares and none of its Related Bodies Corporate have a relevant interest in the shares held by Bestbuy or CRA. However, as each of the Related Bodies Corporate are associates of Alumina they have the same voting power in Alumina as does Alumina itself.	669,274 fully paid ordinary shares (voting power relating to 366,698,702 fully paid ordinary shares)	669,274 (voting power relating to 366,698,702 fully paid ordinary shares)

5.	Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6.	Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alumina	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia
Alumina’s Related Bodies Corporate	Refer to Annexure A

Signature

print name	Stephen Foster	capacity	Company Secretary

sign here	/s/ Stephen Foster	date	15/02/2013

This is Annexure A of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Alumina Limited (ACN 004 820 419)

Signed: /s/ Stephen Foster
Stephen Foster
Company Secretary, Alumina Limited

Date: 15 February 2013

The Related Bodies Corporate of Alumina Limited (ACN 004 820 419) are:

Company	ACN or country of incorporation	Address

Alumina Employee Share Plan Pty Ltd	103 902 012	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia

Alumina Finance Limited	130 920 562	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia

Alumina Holdings (USA) Inc.	Delaware, USA	1125 17th Street, Suite 2200, Denver, CO 80202, United States of America

Alumina International Holdings Pty. Ltd.	006 840 731	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia

Alumina Brazil Holdings Pty Ltd	121 881 196	Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia

Alumina Limited Do Brasil SA	Brazil	Av. das Nacoes Unidas, 14.171-15 andar – Marble Tower Sao Paulo, Brasil CEP 04794-000

Alumina (U.S.A.) Inc.	Delaware, USA	1125 17th Street, Suite 2200, Denver, CO 80202, United States of America

Butia Participacoes SA	Brazil	Av. das Nacoes Unidas, 14.171-15 andar – Marble Tower Sao Paulo, Brasil CEP 04794-000

Westminer Acquisition (U.K.) Limited	UK	One Silk Street, London, EC2Y 8HQ, United Kingdom

This is Annexure B of 32 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Alumina Limited (ACN 004 820 419)

Signed: /s/ Stephen Foster
Stephen Foster
Company Secretary, Alumina Limited

Date: 15 February 2013

Subscription Agreement

Alumina Limited

CITIC Limited

Bestbuy Overseas Co., Ltd

Agreement for the subscription for ordinary shares to be

issued by Alumina Limited

Allens

101 Collins Street

Melbourne VIC 3000

Tel +61 3 9614 1011

Fax +61 3 9614 4661

www.allens.com.au

© Copyright Allens, Australia 2013

Allens is an independent partnership operating in alliance with Linklaters LLP.

Subscription Agreement

gzbm A0124234882v5A 120261614	Page (i)

Subscription Agreement

gzbm A0124234882v5A 120261614	Page (ii)

Subscription Agreement

Date	14 February 2013

Parties

1.	Alumina Limited (ABN 85 004 820 419) of Level 12, IBM Centre, 60 City Road, Southbank, Victoria, Australia (the Company).

2.	CITIC Limited (incorporated in China) of Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China (Holdco).

3.	Bestbuy Overseas Co., Ltd (Company Number 363344, incorporated in British Virgin Islands) having its registered office at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the Subscriber).

Recitals

A	The Subscriber agrees to subscribe for the Subscription Shares on the terms and conditions of this Agreement.

It is agreed as follows.

1.	Definitions and Interpretation

1.1	Definitions

The following definitions apply in this Agreement unless the contrary intention appears or the context otherwise requires.

ASIC means the Australian Securities and Investments Commission.

Associate means, in relation to a person, an associate (within the meaning given in sections 12 to 17 of the Corporations Act) of the person in relation to the Company.

ASX means ASX Limited (ABN 98 008 624 691) and, where the context requires, its Related Bodies Corporate, or the financial market known as ‘ASX’ operated by ASX Limited.

Authorisation means:

(a)	an authorisation, consent, licence, declaration, approval, exemption or waiver, however it is described; and

(b)	in relation to anything that could be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken,

including any renewal or amendment of any of the above.

AWAC Joint Venture means the Alcoa World Alumina and Chemicals joint venture.

gzbm A0124234882v5A 120261614	Page 1

Subscription Agreement

AWAC Joint Venture Agreement means all those agreements governing the establishment and operation of the AWAC Joint Venture, including but not limited to the following key agreements:

(a)	the Formation Agreement dated 21 December 1994 between, among others, Alcoa Inc. and the Company;

(b)	the Charter of the Strategic Council dated 21 December 1994 between Alcoa Inc. and the Company; and

(c)	the Shareholders Agreement regarding Alcoa of Australia Limited dated 10 May 1996 between Alcoa Australian Holdings Pty Ltd (as successor to Alcoa International Holdings Company) and the Company.

Bank Account means the bank account established in the name of “Alumina Limited” with Australia and New Zealand Banking Group Limited, the details of which are as follows.

Address: Cnr Queen & Creek Streets, Brisbane Qld 4000, Australia

Swift ID: ANZBAU3M

BSB Number: 014 002

Account Number: 8373-16664

Board means the board of directors of the Company.

Business Day has the meaning given in the Listing Rules.

Company Securities means:

(a)	any shares in or other securities of the Company, or any securities convertible into shares in or other securities of the Company; or

(b)	any legal or equitable interest in such shares or securities.

Confidentiality Deed means the deed of that name entered into between CITIC Resources Holdings Limited and the Company on 31 July 2012.

Corporations Act means the Corporations Act 2001 (Cth).

Disclosure Material means all information disclosed by, or on behalf of, the Company to Holdco, the Subscriber or any of their respective Related Bodies Corporate in connection with the Subscriber’s proposed investment in the Company, including information relating to the business, assets or affairs of the Company or any of its Related Bodies Corporate or any of the entities of the AWAC Joint Venture, and all past, current and prospective financial, accounting, legal, trading, marketing, technical and business information.

Dispose means, in relation to a Share (or any interest in the Share), to enter into a transaction:

(a)	which results in a person other than the registered holder of the Share:

(i)	acquiring or having any equitable or beneficial interest in the Share, including an equitable interest arising under a declaration of trust, an agreement for sale and purchase or an option agreement or an agreement creating a charge or other Security Interest over the Share; or

gzbm A0124234882v5A 120261614	Page 2

Subscription Agreement

(ii)	having any financial interest in, or economic exposure to, a Share, but only in circumstances where the transaction creating that interest or exposure arises through entry into an equity swap or derivative; or

(iii)	acquiring or having any rights of pre-emption, first refusal or other direct or indirect control over the disposal of the Share; or

(iv)	acquiring or having any rights of direct or indirect control over the exercise of any voting rights or rights to appoint directors attaching to the Share; or

(b)	which results in a person other than the registered holder of the Share otherwise acquiring or having legal or equitable rights against the registered holder of the Share (or against a person who directly or indirectly controls the affairs of the registered holder of the Shares) which have the effect of placing the other person in substantially the same position as if the person had acquired a legal or equitable interest in the Share itself, but excludes a transaction permitted by this Agreement, and Disposal has a corresponding meaning.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Government Agency means any:

(a)	government or governmental, semi-governmental or judicial entity; or

(b)	minister, department, office, commission, delegate, instrumentality, agency, board or authority of any government.

It also includes any regulatory organisation established under statute or any stock exchange.

Insolvency Event means any of the following events in relation to a party:

(a)	a liquidator, receiver, receiver and manager, administrator, official manager or other controller (as defined in the Corporations Act), trustee or controlling trustee or similar official is appointed over any of the property or undertaking of the party;

(b)	the party is, or becomes unable to, pay its debts when they are due or is or becomes unable to pay its debts within the meaning of the Corporations Act, or is presumed to be insolvent under the Corporations Act;

(c)	something having a substantially similar effect to (a) or (b) happens in connection with the party under the law of any jurisdiction;

(d)	the party stops or suspends or threatens to stop or suspend payment of all or a class of its debts;

(e)	the party ceases to carry on business; or

(f)	an order is made for the administration, winding up or liquidation of the party or a resolution is passed to liquidate the party, otherwise than for the purpose of an amalgamation or reconstruction.

gzbm A0124234882v5A 120261614	Page 3

Subscription Agreement

Listing Rules means the Listing Rules of the ASX (including the ASX Settlement Operating Rules, the ASX Operating Rules and the ASX Clear Operating Rules) as waived or modified by the ASX in respect of the Company in any particular case.

Placement Issue Time means 10 am on the second Business Day after the date of this Agreement.

Placement Payment Time means 5 pm on the first Business Day after the date of this Agreement.

Prescribed Percentage means:

(a)	for the period of 24 months from the date of this Agreement – 15.0%; and

(b)	thereafter – 19.99%.

Professional or Sophisticated Investor means a category of investor under sections 708(8) or 708(11) of the Corporations Act to whom an offer of a body’s securities can be made without disclosure.

Representative means an employee, agent, officer, director, sub-contractor, professional adviser, lawyer, investment bank, accountant, auditor or other person who may be employed or engaged by the Company to act for it, or on its behalf.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset. It includes retention of title other than in the ordinary course of day to day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Government Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

Shares means fully paid ordinary shares in the capital of the Company.

Subscription Amount means $180,818,537.19.

Subscription Shares means 146,411,771 Shares.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply in interpreting this Agreement unless the contrary intention appears or the context otherwise requires.

(a)	The singular includes the plural and the converse.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause is a reference to a clause of this Agreement.

(f)	A reference to time is a reference to the time in Melbourne, Victoria, Australia.

gzbm A0124234882v5A 120261614	Page 4

Subscription Agreement

(g)	A reference to a party to this Agreement or another agreement or document includes the party’s successors and substitutes or assigns.

(h)	A reference to any agreement or document is to the agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement.

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of or substitution for it and a regulation or statutory instrument issued under it.

(j)	A reference to dollars and $ is a reference to the lawful currency of Australia.

(k)	A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(l)	A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(m)	A reference to includes or including means includes, without limitation, or including, without limitation, respectively.

(n)	Unless stated otherwise, one provision does not limit the effect of another.

(o)	All obligations in this Agreement are to be performed duly and punctually.

(p)	A term or expression starting with a capital letter which is defined in the Corporations Act but is not defined in this Agreement, has the meaning given in the Corporations Act.

1.3	Business Days

If the day on or by which a person must do something under this Agreement is not a Business Day:

(a)	if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)	in any other case, the person must do it on or by the previous Business Day.

2.	Subscription Shares

2.1	Subscription

The Subscriber will subscribe, and the Company will issue to the Subscriber, the Subscription Shares at or before the Placement Issue Time for the Subscription Amount.

2.2	Use of Subscription Amount

The Company must use the funds paid to it by the Subscriber as the Subscription Amount for the general corporate purposes of the Company and its Related Bodies Corporate.

2.3	Agreement to serve as application

On execution of this Agreement by all parties, this Agreement serves as an application by the Subscriber to subscribe for the Subscription Shares and it will not be necessary for the

gzbm A0124234882v5A 120261614	Page 5

Subscription Agreement

Subscriber to provide a separate application form to the Company for the Subscription Shares. The Subscriber agrees to be bound by the constitution of the Company upon the issue of the Subscription Shares.

2.4	Settlement and allotment of Subscription Shares

(a)	The Subscriber must pay the Subscription Amount in Australian dollars to the Company in immediately available funds to the Company’s Bank Account at or before the Placement Payment Time.

(b)	The funds received by the Company from the Subscriber under clause 2.4(a) must be held by or on behalf of the Company in trust for the Subscriber pending the issue of the Subscription Shares to the Subscriber.

(c)	At or before the Placement Issue Time, in consideration for the Subscriber applying for the Subscription Shares and paying the Subscription Amount to the Company, the Company must issue the Subscription Shares to the Subscriber. The obligation of the Company to issue the Subscription Shares to the Subscriber is conditional on the Subscriber paying the Subscription Amount to the Company at or before the Placement Payment Time.

3.	Rights Attaching to Shares and Quotation

3.1	Rights attaching to the Shares

When issued, the Subscription Shares will:

(a)	be issued free from any Security Interest;

(b)	be credited as fully paid; and

(c)	rank equally in all respects with the existing Shares on issue.

3.2	Quotation

In respect of the Subscription Shares, the Company must:

(a)	on or before their day of issue:

(i)	cause the Company’s share register to register the Subscriber as the holder of the Subscription Shares; and

(ii)	apply for, and do everything the ASX reasonably requires to obtain, quotation of the Subscription Shares on the ASX; and

(b)	no later than 7 days after their day of issue, cause the Company’s share register to provide the Subscriber with a holding statement or other confirmation stating its shareholding in the Company.

gzbm A0124234882v5A 120261614	Page 6

Subscription Agreement

4.	Undertakings

4.1	The Company’s undertakings

The Company will:

(a)	at all times, be in compliance with all material obligations imposed on it under the Listing Rules and the Corporations Act;

(b)	prepare and lodge on a prompt and timely basis all documents required by the Listing Rules and the Corporations Act as necessary for the consummation of the transactions contemplated by this Agreement;

(c)	use all reasonable efforts to co-operate with the Subscriber and Holdco to prepare all announcements, circulars and other documents as are required to be issued by Holdco in connection with the execution, delivery and performance of this Agreement and the transactions contemplated by it (to the extent that such documents relate to the Company); and

(d)	use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement.

4.2	The Subscriber’s and Holdco’s undertakings

(a)	The Subscriber and Holdco will use all reasonable efforts to co-operate with the Company and its Representatives to prepare all documents to be lodged by the Company with the ASX in connection with the execution, delivery and performance of this Agreement and the transactions contemplated by it (to the extent that such documents relate to the Subscriber or Holdco, respectively).

(b)	The Subscriber and Holdco will use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement.

5.	On-sale of Subscription Shares

5.1	Issue without disclosure document

As no formal disclosure document (such as a prospectus) will be lodged with ASIC for the issue of the Subscription Shares, the Subscription Shares will only be offered and issued to a person that is a Professional or Sophisticated Investor.

5.2	Acknowledgements and confirmations by the Subscriber and Holdco

The Subscriber and Holdco acknowledge:

(a)	that section 707(3) of the Corporations Act imposes certain restrictions on the capacity of a person to whom securities have been issued other than pursuant to a formal disclosure document to on-sell those securities within 12 months after their issue;

gzbm A0124234882v5A 120261614	Page 7

Subscription Agreement

(b)	that this Agreement imposes no obligation on the Company, whether express or implied, to assist the Subscriber to on-sell the Subscription Shares, including by way of a disclosure document or a notice under section 708A(5)(e) of the Corporations Act; and

(c)	that the Company is not issuing the Subscription Shares for the purposes of the Subscriber selling or transferring them, or granting, issuing or transferring interests in, or options or warrants over, them, and that the Company requires that the Subscriber acquires the Subscription Shares as an investment to be held for at least the medium term (ie longer than 12 months), subject to the terms of this Agreement.

The Subscriber further confirms that it is not subscribing for the Subscription Shares for the purposes of selling or transferring them, or granting, issuing or transferring interests in, or options or warrants over, them within the period of 12 months from their date of issue.

6.	Representations and Warranties

6.1	By all parties

Each party represents and warrants to the other parties that each of the matters set out in Part 1 of the Schedule, in so far as it relates to itself, is true, accurate and not misleading as at the date of this Agreement and immediately prior to the issue of the Subscription Shares.

6.2	By the Company

The Company represents and warrants to the Subscriber and Holdco that each of the matters set out in Part 2 of the Schedule is true, accurate and not misleading as at the date of this Agreement.

6.3	By the Subscriber and Holdco

The Subscriber and Holdco severally represent and warrant to the Company that each of the matters set out in Part 3 of the Schedule, in so far as it relates to itself, is true, accurate and not misleading as at the date of this Agreement and immediately prior to the issue of the Subscription Shares.

6.4	Independence

Each of the paragraphs set out in the Schedule shall be construed independently and no paragraph shall be limited by implications arising from any other paragraph.

6.5	Reliance

Each party acknowledges that each other party has executed this Agreement and agreed to take part in the transactions that this Agreement contemplates in reliance on the representations and warranties that are made in clauses 6.1 to 6.3.

gzbm A0124234882v5A 120261614	Page 8

Subscription Agreement

6.6	Acknowledgments

The Subscriber and Holdco acknowledge and agree that:

(a)	except as expressly set out in this Agreement, neither the Company, its Representatives nor any other person acting on behalf of or associated with the Company has made any representation, given any advice or given any warranty or undertaking, promise or forecast of any kind in relation to the Subscription Shares, the Company, the Disclosure Material or this Agreement;

(b)	without limiting paragraph (a), no representation, no advice, no warranty, no undertaking, no promise and no forecast is given in relation to:

(i)	any economic, fiscal or other interpretations or evaluations by the Company or any person acting on behalf of or associated with the Company or any other person; or

(ii)	future matters, including future or forecast costs, prices, revenues or profits;

(c)	without limiting paragraph (a) or (b), and except for the statements made in the Schedule, no statement or representation by the Company or its Representatives:

(i)	has induced or influenced the Subscriber or Holdco to enter into this Agreement or agree to any or all of its terms;

(ii)	has been relied on in any way as being accurate by the Subscriber or Holdco;

(iii)	has been warranted to the Subscriber or Holdco as being true; or

(iv)	has been taken into account by the Subscriber or Holdco as being important to its decision to enter into this Agreement or agree to any or all of its terms; and

(d)	without limiting paragraph (a), (b) or (c), to the maximum extent permitted by law neither the Company, its Representatives nor any other person acting on behalf of or associated with the Company (each, a Relevant Person) is liable in any way for, and each of the Subscriber and Holdco unconditionally and irrevocably releases each Relevant Person from any liability for and waives any right to make any claim in respect of, any inaccuracy, incompleteness or other defect in any information relating to future matters (if any) provided in the Disclosure Material (including without limitation information (if any) as to future or forecast costs, prices, revenues, profits or dividends) by a Relevant Person to (or for the benefit of) the Subscriber, Holdco, any of their Related Bodies Corporate or any of their respective employees, officers, advisers or agents, including liability in negligence or other tort, or for misrepresentation or misleading and deceptive conduct.

6.7	Notice of breach

(a)	The Company undertakes to the Subscriber and Holdco that it will notify them as soon as practicable after it becomes aware of a breach of any representation or warranty under clause 6.1 relating to it or of any representation or warranty under clause 6.2 or any undertaking given by it in this Agreement.

(b)	The Subscriber and Holdco each undertakes to the Company that it will notify the Company as soon as practicable after it becomes aware of a breach of any representation or warranty under clause 6.1 relating to it or of any representation or warranty under clause 6.3 or any undertaking given by it in this Agreement.

gzbm A0124234882v5A 120261614	Page 9

Subscription Agreement

6.8	Survival

The representations and warranties given by a party under this Agreement shall not merge upon completion of the transactions contemplated by this Agreement.

7.	Shareholding

7.1	No insider trading

The Subscriber and Holdco each acknowledges that some of the Disclosure Material may be ‘inside information’ within the meaning of Part 7.10, Division 3 of the Corporations Act in relation to Company Securities. Without limiting anything else in this Agreement, each of the Subscriber and Holdco must not do, and must each ensure that none of its directors, officers, employees or Related Bodies Corporate does, anything which results or could result in the Subscriber, Holdco or their respective directors, officers, employees or Related Bodies Corporate or the Company being in breach of any provision of Part 7.10, Division 3 of the Corporations Act, including by dealing or causing any person to deal in any Company Securities.

7.2	Acquisition of Shares

(a)	Subject to clause 7.2(b), each of the Subscriber and Holdco must:

(i)	not undertake any action;

(ii)	procure that its Subsidiaries do not undertake any action; and

(iii)	use its best endeavours to procure that its other Related Bodies Corporate, and its reasonable endeavours to procure that its other Associates, do not undertake any action,

that would result in:

(iv)	the aggregate Voting Power (without duplication) of the Subscriber, CITIC Group Corporation of Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China) and their respective Related Bodies Corporate (the Relevant Entities and each a Relevant Entity) in the Company exceeding (or further exceeding) the Prescribed Percentage; or

(v)	the aggregate economic interests (without duplication) in, or exposure to, the Company of the Relevant Entities and their respective Associates exceeding (or further exceeding) that attaching to Shares which represent the Prescribed Percentage of the share capital of the Company from time to time, including through entry into any derivative, swap, option or any other financial instrument or arrangement, without the prior written approval of the Company and, if such approval is granted, only to the extent of such approval.

gzbm A0124234882v5A 120261614	Page 10

Subscription Agreement

(b)	The restriction in paragraph (a) shall not apply:

(i)	to acquisitions pursuant to a takeover bid by a Relevant Entity or an Associate of a Relevant Entity in respect of all issued Shares, where that bid is made:

(A)	after a third party (not being a Relevant Entity or an Associate of a Relevant Entity) has made a takeover bid in respect of all issued Shares which was not solicited by a Relevant Entity or an Associate of a Relevant Entity (Third Party Bid), offers under that Third Party Bid remain capable of acceptance and a majority of the Board has recommended that holders of Shares accept such offers; or

(B)	after the Company has proposed a scheme of arrangement under Part 5.1 of the Corporations Act pursuant to which a third party (not being a Relevant Entity or an Associate of a Relevant Entity) would acquire all Shares not already held by it, and the Company has not ceased to prosecute that scheme of arrangement;

(ii)	to acquisitions pursuant to a capital raising by the Company, including:

(A)	a dividend reinvestment plan (other than in the capacity of sub-underwriter of such a plan);

(B)	a pro-rata offer to its shareholders (to the extent only of the pro rata interest of a Relevant Entity or an Associate of a Relevant Entity); or

(C)	a share purchase plan of the Company; or

(iii)	to increases in the aggregate Voting Power (without duplication) of the Relevant Entities in the Company above the Prescribed Percentage as a direct result of a reduction in the number of Shares on issue (for example, if a Relevant Entity does not participate in a Share buy-back by the Company).

(c)	If, before the expiration of 24 months from the date of this Agreement, the Subscriber is interested in acquiring more shares in the Company but would be prevented from doing so under clause 7.2(a), the Company and the Subscriber will have discussions in good faith and the Company will give consideration to increasing the Prescribed Percentage and permitting such an acquisition on the basis of such terms and timing as may be agreed at the time between the Company and the Subscriber.

(d)	If the Company proposes to issue any Shares or securities convertible into Shares before or after the expiration of 24 months from the date of this Agreement by way

gzbm A0124234882v5A 120261614	Page 11

Subscription Agreement

of a placement (Further Placement) and, at that time, the Relevant Entities hold in aggregate full legal and beneficial interests in at least 7.5% of all Shares then on issue, then, except to the extent that the Board considers its fiduciary or statutory duties require otherwise, the Company and the Subscriber will have discussions in good faith and the Company will give consideration to the Subscriber or one or more of its Related Bodies Corporate participating in that Further Placement (on the same terms and conditions as any other participant in the Further Placement and otherwise subject to the ASX Listing Rules and Australian law) in such a manner as to prevent the Subscriber’s Voting Power in the Company from being diluted as a result of the Further Placement.

7.3	Restriction on Disposal of Shares

(a)	Subject to clauses 7.3(c) and 7.4, each of the Subscriber and Holdco must not, and must procure that its Subsidiaries do not, Dispose of any Subscription Shares at any time before the expiration of 24 months from the date of this Agreement without the prior written approval of the Company and, if such approval is granted, only to the extent of such approval.

(b)	If the Subscriber wishes to Dispose of any Subscription Shares before the expiration of 24 months from the date of this Agreement but would be prevented from doing so under clause 7.3(a), the Subscriber and the Company will have discussions in good faith and the Company will give consideration to permitting such a Disposal on the basis of such terms and timing as may be agreed at the time between the Company and the Subscriber.

(c)	Clause 7.3(a) does not restrict a Disposal occurring at least 12 months after the date of issue of the Subscription Shares, where such Disposal:

(i)	involves the grant of a Security Interest in respect of the Subscription Shares in connection with any financing arrangement entered into by the Subscriber or any of its Related Bodies Corporate, provided that the provider of that financing arrangement does so, and obtains the Security Interest, in the ordinary course of its financial services business and not pursuant to, or part of, any transaction or proposal for a person to acquire a Relevant Interest in 20% or more of all Shares then on issue or of the total number of any other Company Securities; or

(ii)	is made to a Related Body Corporate of the Subscriber, provided that clause 7.3(d) (to the extent applicable) is first complied with.

(d)	Prior to the Subscriber, Holdco or any of their respective Subsidiaries Disposing of any Subscription Shares, whether before or after the expiration of 24 months from the date of this Agreement, to a Related Body Corporate of the Subscriber that is not a Subsidiary of the Subscriber (the Transferee), the Transferee and any Related Body Corporate of the Transferee specified by the Company (acting reasonably) must execute a deed with the Company and Holdco agreeing to be bound by the obligations imposed on the Subscriber and Holdco (as applicable) in this Agreement. The Subscriber and Holdco will remain liable to the Company for any subsequent breach of this Agreement by the Transferee.

(e)	Holdco shall procure that if any Subsidiary of Holdco that holds Subscription Shares ceases to be a Subsidiary of Holdco, prior to that entity ceasing to be a Subsidiary of Holdco the entity transfers its Subscription Shares to Holdco or another Subsidiary of Holdco.

gzbm A0124234882v5A 120261614	Page 12

Subscription Agreement

7.4	Permitted Disposals of Shares

The Subscriber, Holdco and each of their respective Subsidiaries may Dispose of all or any of the Subscription Shares at any time pursuant to:

(a)	the acceptance of an offer made in connection with a takeover bid for all issued Shares where that bid is made after a third party (not being a Relevant Entity or an Associate of a Relevant Entity) has made a takeover bid and:

(i)	the third party has acquired a Relevant Interest in more than 50% of all Shares; or

(ii)	a majority of the Board has recommended that the third party’s bid be accepted;

(b)	a scheme of arrangement under Part 5.1 of the Corporations Act between the Company and its members (and, for the avoidance of doubt, Relevant Entities and their Associates are not precluded from voting at a meeting to approve such scheme of arrangement); or

(c)	a buy-back of Shares by the Company.

7.5	Remedies

If the Subscriber or Holdco contravenes any provision of this clause 7, the Company may take any action lawfully available to it to remedy that contravention.

7.7	Exception for CITIC Securities Company Limited

Clause 7.2(a) shall not apply to increases in Voting Power or aggregate economic interests in, or exposure to, the Company arising solely as a result of action undertaken by CITIC Securities Company Limited (of CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing 100125, China) or any of its Subsidiaries:

(a)	in the ordinary course of its business of providing financial or securities services; and

(b)	not pursuant to, or part of, any transaction or proposal for a person to acquire a Relevant Interest in 20% or more of all Shares then on issue or of the total number of any other Company Securities; and

(c)	not undertaken on behalf of a Relevant Entity or an Associate of a Relevant Entity.

gzbm A0124234882v5A 120261614	Page 13

Subscription Agreement

8.	Termination

8.1	Termination by the Subscriber and Holdco

The Subscriber and Holdco may jointly (but not severally) terminate their obligations under this Agreement (but only to the extent that such obligations have not been performed as at the date of termination) at any time prior to:

(a)	in the case of paragraphs (c), (e) and (g), the Placement Payment Time; and

(b)	in the case of paragraphs (d), (f) and (h), the issue of any Subscription Shares,

by notice to the Company if:

(c)	any of the representations and warranties made by the Company in the Schedule is not true and correct or is misleading in any material respect as at the date of this Agreement;

(d)	an Insolvency Event occurs in relation to the Company or any of its Related Bodies Corporate;

(e)	an Insolvency Event occurs in relation to any of the entities of the AWAC Joint Venture that are material to the business and operations of the AWAC Joint Venture;

(f)	the AWAC Joint Venture is dissolved, or the relevant parties issue a valid notice or otherwise initiate formal steps in accordance with the AWAC Joint Venture Agreement to terminate or dissolve the AWAC Joint Venture;

(g)	the Company is in material breach of the AWAC Joint Venture Agreement; or

(h)	the Company is prohibited from proceeding with the issue of the Subscription Shares by order from ASIC or any other Australian and United States regulatory body or Australian or United States court order.

8.2	Termination by the Company

The Company may terminate its obligations under this Agreement (but only to the extent not yet performed) at any time prior to:

(a)	in the case of paragraph (c), the Placement Payment Time; and

(b)	in the case of paragraphs (d), (e) and (f), the issue of any Subscription Shares,

by notice to the Subscriber and Holdco if:

(c)	any of the representations and warranties made by the Subscriber or Holdco in the Schedule is not true and correct or is misleading in any material respect as at the date of this Agreement;

(d)	the Company is prohibited from proceeding with the issue of any Subscription Shares by order from ASIC or any other Australian or United States regulatory body or Australian or United States court order;

(e)	an Insolvency Event occurs in relation to the Subscriber; or

(f)	the Subscriber does not pay the Subscription Amount to the Company in accordance with clause 2 at or before the Placement Payment Time.

gzbm A0124234882v5A 120261614	Page 14

Subscription Agreement

9.	General

9.1	Costs

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

9.2	Governing law

This Agreement is governed by the laws of Victoria, Australia. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction there, and agree that they will not object to the venue or claim that the relevant action or proceedings have been brought in an inconvenient forum.

9.3	Process agent

(a)	Each of Holdco and the Subscriber irrevocably:

(i)	nominates CITIC Resources Australia Pty Ltd (ACN 107 652 817) as its agent to receive service of process or other documents in any action or proceedings in the courts of Australia; and

(ii)	agrees that service on that agent or any other person appointed under paragraph (b) will be sufficient service on it.

(b)	Each of Holdco and the Subscriber shall ensure that its process agent remains authorised to accept service on its behalf. If the process agent ceases to have an office in the place specified, each of Holdco and the Subscriber shall ensure that there is another person in Australia acceptable to the Company to receive process on its behalf and shall promptly notify the Company of the appointment of that other person.

9.4	GST

(a)	Terms used in this clause 9.4 have the same meaning as the meaning given to those terms in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and related imposition Acts. GST Amount means in relation to a Taxable Supply the amount of GST payable on that Taxable Supply.

(b)	If GST is payable on a Taxable Supply made under, by reference to or in connection with this Agreement, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. No payment is required until the supplier has provided a Tax Invoice. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly stated to be GST inclusive.

(c)	Any reference in the calculation of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement in relation to the relevant cost, expense or other liability.

(d)	This clause 9.4 will continue to apply after expiration or termination of this Agreement.

gzbm A0124234882v5A 120261614	Page 15

Subscription Agreement

9.5	Confidentiality Deed

(a)	Subject to paragraph (b) and clause 9.6, each of Holdco and the Subscriber agrees to abide by the obligations imposed on CITIC Resources Holdings Limited under the Confidentiality Deed as if it were a party to that Deed.

(b)	The parties acknowledge that the Confidentiality Deed was amended by the parties to that deed on or about the date of this Agreement by deleting clauses 6.2 to 6.4 and 7 of the Confidentiality Deed.

9.6	Public announcements

(a)	Subject to paragraph (b), a party must not make any public announcement or statement concerning this Agreement or its terms or effect (or, in the case of the Company, concerning the Subscriber or Holdco) without the prior approval of the other parties except to the extent (and only to the extent) it is unable to do so as a result of applicable legislation or other legal requirement or under the rules or regulations of any recognised stock exchange which are applicable to the disclosure. Subject to any requirements of law and paragraph (b), the parties must use their reasonable endeavours to agree on the wording and timing of all public announcements and statements by them in connection with this Agreement and its subject matter before the relevant announcement or statement is made.

(b)	The initial public announcement by the Company to the ASX in relation to the subject matter contemplated by this Agreement shall be substantially in the form set out in the Annexure. It is agreed and acknowledged that, together with or subsequent to the initial public announcement, the Company may disclose this Agreement in its entirety to the ASX and that the consent of the other parties shall not be required to such disclosure.

10.	Notices

10.1	How to give a notice

A notice, consent, approval, waiver or other communication under this agreement is only effective if it is:

(a)	in writing, signed by or on behalf of the person giving it;

(b)	addressed to the person to whom it is to be given; and

(c)	either:

(i)	delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person’s address; or

(ii)	sent by fax to that person’s fax number and the machine from which it is sent produces a report that states that it was sent in full.

gzbm A0124234882v5A 120261614	Page 16

Subscription Agreement

10.2	When a notice is given

A notice, consent approval, waiver or other communication that complies with this clause is regarded as given and received:

(a)	if it is delivered or sent by fax:

(i)	by 5pm (local time in the place of receipt) on a Business Day – on that day; or

(ii)	after 5pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day – on the next Business Day; and

(b)	if it is sent by mail – on actual receipt.

10.3	Address for notices

A person’s address and fax number are those set out below, or as the person notifies the sender:

Company
Address:	Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia
Fax number:	+61 3 8699 2650
Attention:	Company Secretary

Holdco
Address:	Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China
Fax number:	+86 10 5966 0658
Attention:	Ms. Yimin Mao, Assistant Director General of Finance Department

Subscriber
Address:	Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004, China
Fax number:	+86 10 5966 0658
Attention:	Ms. Yimin Mao, Director

11.	Acknowledgments

11.1	Rights personal

The Subscriber and Holdco acknowledge that the offer for the Subscriber to subscribe for the Subscription Shares is personal to the Subscriber, and the Subscriber and Holdco may not assign, transfer or otherwise deal with their rights or obligations under this Agreement without the prior written consent of the Company.

gzbm A0124234882v5A 120261614	Page 17

Subscription Agreement

11.2	No waiver

No acquiescence, waiver or other indulgence granted by a party to any other party will in any way discharge or relieve that other party from any of its other obligations under this Agreement.

11.3	Several and not joint liability

Holdco shall not be liable to the Company or any other party for any breach of this Agreement by the Subscriber, except to the extent that this Agreement expressly imposes on Holdco an obligation to procure (or to use any endeavours to procure) that the Subscriber does or does not do any thing, whether by reference specifically to the Subscriber or by reference to the Subscriber as a Subsidiary, Related Body Corporate or Associate of Holdco, and except to the extent that any other obligation of Holdco under this Agreement to do any thing or take any action would require Holdco to procure that the Subscriber does any things or takes any action.

11.4	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will be ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That will not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

11.5	Extent of obligations

If any payment under this Agreement becomes void by any statutory provision or otherwise, the obligations of the party that made the payment will be taken not to have been discharged in respect of that payment and the parties shall be restored to the rights which each respectively would have had if that payment had not been made.

11.6	Entire agreement

This Agreement contains the entire agreement of the parties with respect to its subject matter. It sets out the only conduct relied on by the parties and supersedes all earlier conduct by the parties with respect to its subject matter.

11.7	Further assurances

Each party must do all things necessary to give full effect to this Agreement and the transactions contemplated by this Agreement.

11.8	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

11.9	Counterparts

(a)	This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

gzbm A0124234882v5A 120261614	Page 18

Subscription Agreement

(b)	If a party executes this Agreement and provides a signed copy to the other parties (including a copy that is faxed or an original or copy in PDF format that is transmitted by email), any subsequent failure or delay in providing the other parties with an original signed counterpart shall in no way invalidate its agreement or otherwise impugn the ability of the other parties to proceed in reliance on the existence of a binding agreement.

gzbm A0124234882v5A 120261614	Page 19

Subscription Agreement

Executed as an agreement.

Executed in accordance with section 127 of the Corporations Act 2001 by Alumina Limited:

/s/ GEORGE JOHN PIZZEY	/s/ JOHN BEVAN
Director Signature	Director/Secretary Signature

GEORGE JOHN PIZZEY	JOHN BEVAN
Print Name	Print Name

Executed by CITIC Limited by its duly authorized signatory:

Signature of authorized signatory

Print Name

Executed by Bestbuy Overseas Co., Ltd by its duly authorized signatory:

Signature of authorized signatory

Print Name

gzbm A0124234882v5A 120261614	Page 20

Subscription Agreement

Executed as an agreement.

Executed in accordance with section 127 of the Corporations Act 2001 by Alumina Limited:

Director Signature	Director/Secretary Signature

Print Name	Print Name

Executed by CITIC Limited by its duly authorized signatory:

/s/ JU WEIMIN
Signature of authorized signatory

JU WEIMIN
Print Name

Executed by Bestbuy Overseas Co., Ltd by its duly authorized signatory:

/s/ MAO YIMIN
Signature of authorized signatory

MAO YIMIN
Print Name

gzbm A0124234882v5A 120261614	Page 20

Subscription Agreement

Schedule

Warranties

Part 1: By the Parties

(a)	(Status) It is a company limited by shares under the laws of the place of its incorporation.

(b)	(Capacity) It has full legal capacity and power to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

(c)	(Corporate authority) It has taken all corporate action that is necessary or desirable to authorise its entry into this Agreement and its carrying out of the transactions that this Agreement contemplates.

(d)	(Authorisation) It holds each Authorisation that is necessary to:

(i)	execute this Agreement and to carry out the transactions that this Agreement contemplates;

(ii)	ensure that this Agreement is legal, valid, binding and admissible in evidence; and

(iii)	enable it to properly carry on its business,

and it is complying with any conditions to which any of these Authorisations is subject.

(e)	(Agreement effective) This Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms subject to any necessary stamping or registration.

Part 2: By the Company

(a)	(Subscription Shares) On the issue of the Subscription Shares to the Subscriber in accordance with this Agreement, full beneficial and legal title in the Subscription Shares will vest in the Subscriber.

(b)	(Share capital) There are 2,440,196,187 Shares on issue as at the date of this Agreement. There is not outstanding any right (whether present, or future and whether contingent or not) granted by the Company or any of its Related Bodies Corporate under which any person may call for the allotment or issue of any shares in the Company (including option and conversion rights, but excluding any right granted under an employee incentive scheme operated by the Company), there are no Security Interests in the Subscription Shares and there are no dividends or other distributions that have been declared or determined by the Company but not yet paid in which the Subscription Shares will not participate.

(c)	(Listing Rules) The issue of the Subscription Shares will not contravene the Listing Rules (as waived) in respect of the Company or with any provision of the Corporations Act or any other relevant Australian legislation.

(d)	(Compliance with Listing Rule 3.1) The Company is in compliance with Listing Rule 3.1, such that all information concerning the Company that a reasonable person would expect

gzbm A0124234882v5A 120261614	Page 21

Subscription Agreement

to have a material effect on the price or value of Shares has been disclosed to the ASX, and there is no information which has been withheld from disclosure under that rule (excluding under any one of the permitted exceptions to that rule).

(e)	(Disclosure of other material information) Any information which the Company is withholding from disclosure under one of the permitted exceptions to Listing Rule 3.1 has been disclosed to the Subscriber (or to one of its Related Bodies Corporate or Associates for the benefit of the Subscriber), and (without limiting clause 5.2(b)) there is no other information that the Company would be required to set out in a notice under section 708A(5)(e) of the Corporations Act in order to comply with section 708A(6)(e) (taking into account sections 708A(7) and (8)) of the Corporations Act and, to the best of the Company’s knowledge and belief acting in good faith, all historical information comprised in the Disclosure Material disclosed by, or on behalf of, the Company to (or for the benefit of) the Subscriber is (taking into account all other information that the Company has disclosed to the ASX or that is otherwise in the public domain) complete and accurate in all material respects and is not misleading in any material respect. To avoid doubt, no warranty is given by the Company as to the completeness, accuracy or non-misleading nature of future matters (if any) included in any information disclosed in the Disclosure Material or otherwise by, or on behalf of, the Company to (or for the benefit of) the Subscriber, including without limitation information (if any) as to future or forecast costs, prices, revenues, profits or dividends.

(f)	(Insolvency Event) No Insolvency Event has occurred or subsists in relation to the Company or any of its Related Bodies Corporate.

Part 3: By the Subscriber and Holdco

(a)	(FATA) The requisite approval of the Treasurer of Australia has been obtained for the Subscriber to acquire the Subscription Shares.

(b)	(Professional or Sophisticated Investor) The Subscriber is a Professional or Sophisticated Investor.

(c)	(Compliance with law) The Subscriber is a person to whom the offer and issue of Shares as contemplated by this Agreement can be undertaken in compliance with all applicable laws, and all relevant Chinese regulatory approvals required in order for the Subscriber to enter into and carry out the transactions contemplated by this Agreement, including those from the National Development Reform Commission and the Ministry of Finance, have been obtained and are final, unconditional, irrevocable and in full force and effect.

gzbm A0124234882v5A 120261614	Page 22

Subscription Agreement

Annexure

Draft Release to the ASX

gzbm A0124234882v5A 120261614	Page 23

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 3AWC

ALUMINA LIMITED SECURES STRATEGIC INVESTMENT OF A$452M BY CITIC

•	Strategic investment of A$452 million in Alumina by CITIC

•	Funds will be used primarily to repay bank debt

•	Vice Chairman and CEO of CITIC Resources Holdings Limited, Mr Chen Zeng, will be appointed to the Alumina Board

•	The placement has received all necessary approvals and is not subject to any conditions

Alumina Limited (“Alumina”) today announced that CITIC* will unconditionally subscribe, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina, being 15% of Alumina’s current capital base, representing 13.04% of Alumina’s capital base following completion (the “Placement”). The Placement will raise approximately A$452 million based on an issue price of A$1.235 per share, which reflects a premium of approximately 3% to the closing price of Alumina shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina shares for the month ending 13 February 2013. The new shares issued under the Placement, which is to be completed in two tranches, today and by Monday 18 February 2013, will rank equally from allotment in all respects with existing Alumina shares.

The Placement introduces CITIC as a strategically aligned and financially strong long-term investor to the Alumina share register. The funds raised under the Placement will be applied by Alumina primarily to repay bank debt. Alumina’s net debt position will fall from approximately US$681 million currently to approximately US$216 million as a result of the Placement.

The Alumina board of directors intends to enlarge its board by appointing Mr Chen Zeng as a director. Mr Zeng is the Vice Chairman and CEO of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange. Following appointment, Mr Zeng would be subject to election at Alumina’s Annual General Meeting in May 2013.

Alumina Limited CEO, John Bevan, commented, “This secures a strategic, long-term investor at a premium to our recent share price. CITIC’s investment demonstrates their confidence in the alumina industry and their understanding of Alumina Limited’s unique position in the global market. We look forward to working with CITIC on ways to enhance the value of Alumina’s interest in the AWAC joint venture.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

“CITIC has a long history of investment in the metals and mining industry in Australia. CITIC’s first Australian investment was in the AWAC joint venture’s Portland Aluminium Smelter in 1986 and it now owns a 22.5% stake in the Smelter. We look forward to the industry expertise and insight into the market that Mr Zeng will bring to the Board of Alumina Limited”.

Mr Zeng commented, “CITIC is a diversified energy and natural resources investment company with existing investment in the aluminium sector, so today’s investment in Alumina is a natural progression of our strategy. The Placement provides CITIC with the opportunity to invest in one of Australia’s leading companies with a world class, global portfolio of upstream mining and refining operations in the aluminium sector.”

Subscription Agreements

Alumina and CITIC have entered into two Subscription Agreements to give effect to the Placement. A full copy of each of the two Subscription Agreements is attached to this announcement.

CITIC’s investment in Alumina via the Placement has been approved by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth), and by the National Development and Reform Commission of the People’s Republic of China and other relevant Chinese regulatory authorities.

Flagstaff Partners is acting as financial adviser to Alumina.

ANZ Corporate Advisory is acting as financial adviser to CITIC.

Shareholder Enquiries

For investor enquiries:	For media enquiries:

John Bevan	Nerida Mossop
Chief Executive Officer	Hinton and Associates
Phone: +61 3 8699 2601	Phone: +61 3 9600 1979
john.bevan@aluminalimited.com	Mobile: +61 437 361 433

Chris Thiris
Chief Financial Officer
Phone: +61 3 8699 2607 chris.thiris@aluminalimited.com

About Alumina Limited

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Its strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through the 40% ownership of Alcoa World Alumina & Chemicals (AWAC), the world’s largest alumina business. Our partner, Alcoa, owns the remaining 60% of AWAC and is the manager.

About CITIC

CITIC Group Corporation is a state-owned enterprise established in 1979 with the approval of the State Council of the People’s Republic of China and a large multinational conglomerate based in China. It has a full range of financial businesses, including banking, securities, insurance, trust, fund management, asset management and futures. It also has extensive interests in a number of other industries including real estate and regional development, project contracting, infrastructure, resources and energy, machinery manufacturing, IT and high-tech industries. CITIC Limited, a wholly-owned subsidiary of CITIC Group Corporation, was established on 27 December 2011 to hold most of CITIC’s operating assets.

CITIC Group Corporation indirectly holds approximately 59% of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange with a market capitalisation of approximately A$1.2bn (HK$9.3bn).

*The subscribers are CITIC Resources Australia Pty Ltd, an indirect wholly-owned subsidiary of CITIC Resources Holdings Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to, or for the account or benefit of, any “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) (“U.S. Persons”). The securities to be issued in the Placement and the Entitlement Offer have not and will not be registered under the U.S. Securities Act. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless the securities have been registered under the U.S. Securities Act or in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act.

Important information

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

/s/ Stephen Foster

Stephen Foster
Company Secretary

14 February 2013

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 8AWC

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2012:

•	Public Announcement

•	December 2012 ASX Report

•	AWAC Report

/s/ Stephen Foster

Stephen Foster
Company Secretary

21 February 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

ALUMINA LIMITED

Sound Operational Performance – Under Difficult Market Conditions

Key Financials

Alumina Limited US$ million	FY12	FY11
Net (Loss)/Profit After Tax	(62.1)	126.6
Underlying (Loss)/Earnings After Tax [1]	(52.5)	128.0

Dividend to Alumina Limited Shareholders (US cps)	Nil	6 cps

AWAC US$ million
Revenue	5,815.3	6,667.0
EBITDA [2]	335.5	1,074.2
Net (Loss)/Profit After Tax	(91.9)	469.7
Dividends and Distributions Paid to Alumina Limited	95.1	239.9

Highlights

Net loss after tax of $62.1 million and underlying loss of $52.5 million

Board determined no final dividend for 2012

Result impacted by low prices

AWAC revenue declined 13%, primarily due to weak prices

Volumes sold similar to 2011

AWAC cash expenses declined 1.6%, aided by productivity initiatives

AWAC Operations continue to generate positive EBITDA

EBITDA of $335.5 million

Alumina EBITDA margin of $31/mt3

Historical LME-based smelter grade alumina contracts continued to be replaced by contracts referenced to alumina index pricing

Placement of A$452m

Introduces CITIC4 as a strategically aligned and financially strong long term shareholder

Funds will be used primarily to repay bank debt

Following placement, net debt position is approximately $216 million

Market Conditions Improving

LME aluminium and spot alumina prices above 2012

Chinese demand for bauxite imports growing and costs increasing for marginal producers

Alumina Limited CEO, John Bevan, commented, “It was a tough year for the industry and this has resulted in the Company recording a loss, reversing the improvement in profits of prior years.

“Given the decline in cash flows received from the AWAC joint venture during 2012 and the continued uncertain outlook, the Board has determined that no final dividend will be paid for the year.

“Despite the very difficult market conditions, we are heartened by the sound operational performance of AWAC and the progress made on important initiatives that will ultimately strengthen the Company’s position and improve returns to shareholders.

“Production creep at our low cost refineries, planned curtailments at our higher cost refineries and hard-won productivity improvements across the board ensured that costs were controlled and the operations continued to generate cash.

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

“Significant improvement was achieved in the financial and operating performance at the Alumar refinery and Juruti mine in Brazil, and the Point Comfort refinery benefited from step-change improvements in energy costs, which have improved the competitiveness of this operation. The Australian refinery operations continued to operate at near or above nameplate capacity throughout the year.

“AWAC continues to change the way it prices third party smelter grade alumina for its customers by moving toward spot or alumina index pricing that de-links the price for alumina from the aluminium price, to better reflect alumina’s distinct supply and demand and other fundamentals. In 2012, more than a third of smelter grade alumina shipments were based on spot/index prices, and it is expected that 48 per cent of third party smelter grade alumina shipments will be based on spot or alumina index prices during 2013.

“The development of the Ma’aden refinery in Saudi Arabia is progressing on time and on budget. This project will be commissioned in 2014 and is important in the context of lowering AWAC’s refinery cash cost position.

“At an industry level, the 2013 year has started on a positive note, with prices recovering somewhat from 2012. However, the outlook for the market in 2013 remains uncertain with macro-economic conditions, particularly in Europe, remaining difficult.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

Investor Contact:		Media Contact:

Chris Thiris, CFO	Ben Pitt, IR Manager	Nerida Mossop
+613 8699 2607	+613 8699 2609	+613 9600 1979 / +61 437 361 433

[1]	Underlying earnings exclude the impact of mark to market valuation for embedded derivatives in energy contracts and non-cash adjustments for certain movements in defined benefit pension plans.

[2]	Earnings before interest, tax and depreciation and amortisation

[3]	Adjusted EBITDA/MT from Alcoa Inc’s alumina segment (source: Alcoa Inc 4Q 2012 Results slide pack). Alcoa Inc alumina segment is predominately AWAC operations, of which Alumina Limited owns 40%

[4]

The subscribers are CITIC Resources Australia Pty Ltd, an indirect wholly-owned subsidiary of CITIC Resources Holdings Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–4–

Alumina Limited – ABN 85 004 820 419

Financial Year ended 31 December 2012 (“Current Period”)

Results for Announcement to the Market

1.	2.	3. Change	4. $US million
Net loss from ordinary activities after tax attributable to members of Alumina Limited	Down	149%	62.1
Net loss for the period attributable to members of Alumina Limited (Refer Note below)	Down	149%	62.1

Dividends

5.	6. Year ended 31 Dec 2012	7. Year ended 31 Dec 2011
Final dividend per share	Nil	US3	¢
Franked amount per share	n/a	100%
Interim dividend per share	Nil	US3	¢
Franked amount per share	n/a	100%

Note on Underlying Earnings Within Net Profit For The Period

Included in the calculation of net (loss)/profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net (loss)/profit it is important to understand those entries and the reasons for them. Calculation of underlying earnings is undertaken on a consistent basis with previous years.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at period end. This is a non-cash entry and does not relate to operations during the current reporting period, and accordingly is removed from net (loss)/profit after tax to arrive at underlying earnings.

AWAC has a number of defined benefit schemes. Certain non-cash actuarial adjustments do not relate to operations during the current reporting period, and accordingly are removed from net (loss)/profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the twelve months to 31 December 2012 has been to increase net loss after tax by net US$9.6 million (2011: decrease of net profit after tax of US$1.4 million) as shown in the following table. Net (loss)/profit after tax before these items is referred to as ‘Underlying Earnings’.

8.	9. Year ended 31 Dec 2012 US$ million	10. Year ended 31 Dec 2011 US$ million
Net (loss)/profit for the period, after tax	(62.1)	126.6
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	16.0	61.5
Equity share of AWAC embedded derivatives	(6.4)	(60.1)

Underlying (loss)/earnings for the period, after tax	(52.5)	128.0

This year-end report is to be read in conjunction with the most recent annual financial report.

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–5–

Condensed Consolidated Statement of Comprehensive Income

	Year ended 31 Dec 2012 US$ million	Year ended 31 Dec 2011 US$ million
Revenue from continuing operations	0.1	0.2
General and administrative expenses	(19.0)	(17.3)
Change in fair value of derivatives/foreign exchange gains/(losses)	0.6	0.1
Finance costs	(29.4)	(28.5)
Share of net (loss)/profit of associates accounted for using the equity method	(14.0)	173.1

(Loss)/profit before income tax	(61.7)	127.6
Income tax expense from continuing operations	(0.4)	(1.0)

(Loss)/profit for the year	(62.1)	126.6

Other comprehensive loss
Items that may be reclassified to profit or loss
Share of reserve movements accounted for using the equity method	(0.9)	(5.0)
Foreign exchange translation difference	(89.9)	(168.9)

Other comprehensive loss for the year, net of tax	(90.8)	(173.9)

Total comprehensive loss for the year attributable to the owners of Alumina Limited	(152.9)	(47.3)

Earnings Per Share (EPS)

	11. Year ended 31 Dec 2012	12. Year ended 31 Dec 2011
Basic EPS	Negative US cents 2.5¢	Positive US cents 5.2¢
Diluted EPS	Negative US cents 2.5¢	Positive US cents 5.2¢

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–6–

Condensed Consolidated Statement of Financial Position

13.	14.	15. 31 Dec 2012 US$ million	16. 31 Dec 2011 US$ million
Current Assets
Cash and cash equivalents		10.1	19.0
Receivables		0.1	0.2
Other assets		4.9	6.2

Total current assets		15.1	25.4

Non-current Assets
Investments accounted for using the equity method		3,296.1	3,324.8
Property, plant and equipment		0.2	0.2

Total non-current assets		3,296.3	3,325.0

Total assets		3,311.4	3,350.4

Current Liabilities
Payables		2.7	3.1
Interest bearing liabilities		52.0	52.9
Derivative financial instruments		4.6	1.3
Provisions		0.3	0.2
Other		0.2	0.7

Total current liabilities		59.8	58.2

Non-current Liabilities
Interest bearing liabilities		622.5	437.7
Provisions		0.6	0.5

Total non-current liabilities		623.1	438.2

Total liabilities		682.9	496.4

Net assets		2,628.5	2,854.0

Equity
Contributed equity		2,154.1	2,154.1
Treasury shares		(1.5)	(1.5)
Reserves:
- Group		(255.6)	(166.3)
- Associates		(3.4)	(2.5)
Retained profits:
- Group		902.3	928.5
- Associates		(167.4)	(58.3)

Total equity		2,628.5	2,854.0

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–7–

Condensed Consolidated Statement of Changes in Equity

	17. Contributed Equity [1] US$ million	18. Reserves US$ million	19. Retained Profits US$ million	20. Total US$ million

Balance as at 1 January 2011	2,152.6	6.8	912.1	3,071.5
Profit for the year	—	—	126.6	126.6
Other comprehensive loss for the year	—	(173.9)	—	(173.9)
Transactions with owners in their capacity as owners:
Dividends declared	—	—	(170.8)	(170.8)
Transfer capital reserve to retained earnings [2]	—	(2.3)	2.3	—
Movement in share based payments reserve	—	0.6	—	0.6

Balance at 31 December 2011	2,152.6	(168.8)	870.2	2,854.0

Balance as at 1 January 2012	2,152.6	(168.8)	870.2	2,854.0
Loss for the year	—	—	(62.1)	(62.1)
Other comprehensive loss for the year	—	(90.8)	—	(90.8)
Transactions with owners in their capacity as owners:
Dividends declared	—	—	(73.2)	(73.2)
Movement in share based payments reserve	—	0.6	—	0.6

Balance at 31 December 2012	2,152.6	(259.0)	734.9	2,628.5

[1]	Treasury shares have been deducted from contributed equity.
[2]	Westminer International (U.K.) Limited, a wholly owned subsidiary of the group, was dissolved on the 10th May 2011.

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–8–

Condensed Consolidated Statement of Cash Flows

	Year ended 31 Dec 2012 US$ million	Year ended 31 Dec 2011 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(18.9)	(17.6)
GST refund received	0.8	0.8
Dividends received from associates	86.0	232.2
Distributions received from associates	9.1	7.7
Interest received	0.1	0.2
Interest paid	(28.2)	(26.8)
Other	(0.3)	(0.4)

Net cash inflow from operating activities	48.6	196.1

Cash Flows Related to Investing Activities
Payments for investment in associates	(171.0)	(166.6)
Proceeds from return of invested capital	—	17.3

Net cash outflow from investing activities	(171.0)	(149.3)

Cash Flows Related to Financing Activities
Repurchase of convertible bond	—	(167.6)
Proceeds from borrowings	240.0	285.0
Repayment of borrowings	(52.5)	(86.0)
Dividends paid	(73.2)	(170.6)

Net cash inflow/(outflow) from financing activities	114.3	(139.2)

Net Decrease in Cash and cash equivalents	(8.1)	(92.4)
Cash and cash equivalents at the beginning of the reporting period	19.0	112.1
Effects of exchange rate changes on cash and cash equivalents	(0.8)	(0.7)

Cash and cash equivalents at the end of the reporting period	10.1	19.0

Reconciliation of Cash

21.	22. As at 23. 31 Dec 2012 US$ million	24. As at 31 Dec 2011 US$ million
Reconciliation of cash at the end of the reporting period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	3.1	5.5
Money market deposits (with maturity on investment three months or less)	7.0	13.5

Cash assets	10.1	19.0

Total cash and cash equivalents at the end of the reporting period	10.1	19.0

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–9–

1.	Basis of Preparation

This financial report for the year ended 31 December 2012 has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E and in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 31 December 2011 and any public announcements made by Alumina Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year.

2.	Consolidated Retained Profits

	25. Year ended 31 Dec 2012 US$ million	26. Year ended 31 Dec 2011 US$ million
Retained profits at the beginning of the reporting period	870.2	912.1

Net (loss)/profit attributable to members of Alumina Limited	(62.1)	126.6

Transfer from capital reserve	—	2.3

Dividends paid	(73.2)	(170.8)

Retained profits at the end of the reporting period	734.9	870.2

3.	Income Tax

	27. Year ended 28. 31 Dec 2012 US$ million	29. Year ended 31 Dec 2011 US$ million
(Loss)/profit from ordinary activities before income tax	(61.7)	127.6

Prima facie tax credit/( expense) for the period at the rate of 30%	18.5	(38.3)

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted loss/(profit) not assessable for tax	14.0	(173.1)
Foreign income subject to accruals tax	1.5	1.1
Share of partnership income assessable for tax	9.1	7.7
Amounts non- assessable for tax	—	(0.2)
Timing differences not recognised	(0.1)	(1.7)
Tax losses not recognised	36.8	40.9
Non-deductible expenses	2.3	2.2
Previously unrecognised tax losses now recouped to reduce current tax expense	(0.5)	(1.2)

Net movement	63.1	(124.3)

Consequent (increase)/reduction in charge for income tax	(18.9)	37.3

Aggregate income tax expense for the reporting period	(0.4)	(1.0)

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–10–

4.	Earnings Per Share (EPS)

30.	31. Year ended 32. 31 Dec 2012	33. Year ended 31 Dec 2011
Calculation of basic and fully diluted EPS in accordance with AASB 133: Earnings per Share
Earnings in cents per ordinary share (cps)
Basic EPS	Negative US cents 2.5¢	Positive US cents 5.2¢
Diluted EPS	Negative US cents 2.5¢	Positive US cents 5.2¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	2,439,526,913	2,439,526,913

5.	Net Tangible Asset Backing Per Security

Net tangible asset backing per ordinary security	US$	0.97	US$	1.06

6.	Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or increased control of entities for the year ended 31 December 2012.

7.	Dividend Per Share

34.	35. Year ended 36. 31 Dec 2012	37. Year ended 38. 31 Dec 2011
Final dividend per share (US cents)
Amount per share	Nil	3	¢
Franked amount per share at 30% tax rate	n/a	100%

8.	Total Dividend Paid on All Shares During 2012

39.	40. Year ended 41. 31 Dec 2012 US$ million	42. Year ended 43. 31 Dec 2011 US$ million
Final dividend paid on ordinary shares	73.2	97.6
Interim dividend paid on ordinary shares	—	73.2

Total	73.2	170.8

The franking account balance, which is maintained in Australian dollars, was A$364.1 million as at 31 December 2012 (2011: A$357.8 million).

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–11–

9.	Details of Aggregate Share of Results of Associates

44.	45. Year ended 31 Dec 2012 US$ million	46. Year ended 47. 31 Dec 2011 US$ million
Alumina Limited’s share of associates:
(Loss)/profit from ordinary activities before income tax	(63.5)[1]	247.6
Income tax credit/(expense) on ordinary activities	49.5	(74.5)

Equity share of (loss)/profit	(14.0)	173.1
Dividends received by Alumina Limited	(86.0)	(232.2)
Distributions received by Alumina Limited	(9.1)	(7.7)

Surplus of dividends/distributions received over equity share of profits	(109.1)	(66.8)

[1]	The loss for the 12 months to 31 December 2012 includes a cost of $34 million in relation to the settlement of the Alba civil proceedings.

Contingent Liability of Associate

On 27 February 2008, Aluminium Bahrain BSC (“Alba”) filed a lawsuit against Alcoa Inc and Alcoa World Alumina LLC (“AWA”), and others, in the United States District Court for the Western District of Pennsylvania (the “Alba Proceeding”, which is further described on page 73 of Alumina Limited’s Annual Report 2011).

The Alba Proceeding was settled in relation to Alcoa Inc and AWA in October 2012 without any admission of liability, by a cash settlement payment of US$85 million, to be paid by AWA in two equal instalments by the first anniversary of the settlement. In addition, AWA entered into a long term alumina supply agreement with Alba.

Alcoa Inc has reported that the US Department of Justice’s (DOJ) and the US Securities and Exchange Commission’s (SEC) investigations into the subject matter of the Alba Proceeding are ongoing and that it has been actively negotiating with the DOJ and SEC to reach a resolution of those investigations. However, Alcoa Inc has stated that it has not reached any agreement with either agency. Alcoa Inc has stated that, given the uncertainty regarding whether a settlement can be reached and, if reached, on what terms, it is not able to estimate a range of reasonably possible loss with regard to any such settlement. If a settlement of the DOJ and SEC investigations is reached, Alcoa Inc has stated that it believes that the settlement amount would be material to Alcoa Inc’s results of operations for the relevant fiscal period. In the event that a settlement is reached in relation to the DOJ and SEC investigations of the Alba matter, Alcoa Inc and Alumina Limited have agreed that the cash costs of the settlement of the Alba Proceeding and the DOJ and SEC investigations will be allocated between them such that 62.5% will be borne by Alcoa Inc and 37.5% by AWAC. If a settlement cannot be reached, Alcoa Inc has stated that it will proceed to trial with the DOJ and the SEC and under those circumstances, it is unable to predict an outcome or to estimate its reasonably possible loss. Alcoa Inc has stated that. in those circumstances, there can be no assurance that the final outcome of the DOJ’s and SEC’s investigations will not have a material adverse effect on Alcoa Inc. Accordingly, in those circumstances, there can be no assurance that such final outcome may not have a material adverse effect on AWA.

10.	Material Interests in Entities which are Not Controlled Entities

Alumina Limited has an interest in the following entities:

48.	49. Percentage of ownership interest held at end of period or date of disposal		50. Contribution to net (loss)/profit
51.	52. As at 31 Dec 2012	53. As at 31 Dec 2011	54. Year ended 31 Dec 2012 US$ million	55. Year ended 31 Dec 2011 US$ million
Equity accounted associates
Alcoa World Alumina and Chemicals	40%	40%	(14.0)	173.1

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–12–

11.	Ratios

56.	57. Year ended 58. 31 Dec 2012	59. Year ended 31 Dec 2011
Profit after tax/equity interests
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of average members’ equity	Negative 2.2%	Positive 4.1%

12.	Issued and Quoted Securities at End of Current Reporting Period

60. Category of Securities	61. Number issued	62. Number quoted
Ordinary shares
Fully paid[1]	2,440,196,187	2,440,196,187
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current reporting period:	Nil

[1]	Includes Treasury shares purchased through the Employee Share Plan Trust for Alumina Limited’s long term incentive plan.

13.	Financing Facilities

	63. Year ended 31 Dec 2012 US$ million	64. Year ended 65. 31 Dec 2011 US$ million
The facilities available at end of reporting period were as follows:
Total loan facilities	929.5	785.6
Used at end of reporting period	674.5	490.6

Available at end of reporting period	255.0	295.0

Funding facilities include bilateral bank facilities, a syndicated facility and a development bank loan. All bilateral bank facilities are available in US dollars, of which two are also available in Australian dollars and one is also available in EURO. The syndicated facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $52 million per annum. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates.

During the year, Alumina Limited added $200 million in new committed debt facilities with terms of two to five years and successfully refinanced the $107 million committed bank facility due for maturity in November 2013 to December 2017.

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–13–

14.	Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming Alcoa World Alumina & Chemicals (AWAC). Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC.

15.	Contingent Liabilities

There are no contingent liabilities of Alumina Limited as at 31 December 2012.

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–14–

16.	Events Occurring After the Balance Sheet Date

On 14 February 2013, CITIC* unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina Limited, being 15% of Alumina Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the “Placement”).

The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina Limited shares for the month ending 13 February 2013.

The new shares issued under the Placement rank equally from allotment in all respects with existing Alumina Limited shares.

*	The subscribers are CITIC Resources Australia Pty Ltd, an indirect wholly-owned subsidiary of CITIC Resources Holdings Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–15–

Compliance Statement

1.	This financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

5.	In the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

John Bevan

Director

Melbourne

21 February 2013

Alumina Limited results are presented in US dollars

December 2012 ASX Report	–16–

Alumina Limited Highlights

Net loss after tax was $62.1 million compared to a profit of $126.6 million in 2011.

Underlying earnings was a loss of $52.5 million compared to a $128.0 million profit in 2011. Underlying earnings exclude the equity share of AWAC retirement benefit obligations ($16.0 million) and AWAC embedded derivatives ($6.4 million).

Alumina Limited received $86.0 million of fully franked dividends and $9.1 million of distributions (total $95.1 million) compared to $232.2 million of dividends and $7.7 million of distributions (total $239.9 million) in 2011.

No Final Dividend Declared by Alumina Limited

Generally the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. The Board will also consider the capital structure of Alumina Limited, the capital requirements for the AWAC business and market conditions. Dividends paid will be fully franked for the foreseeable future.

No dividend was declared by the Directors for 2012. The decision to not pay a dividend for 2012 is based on the above policy and will conserve cash, given the current market conditions.

For 2011 the Directors declared total 6 cents per share fully franked dividends.

AWAC Highlights (US GAAP)

As at the end of 2012, approximately 40% of AWAC’s third party smelter grade alumina shipments were priced on spot or alumina indexed basis. Revenue per tonne from alumina sales priced by reference to indices and spot continued to be higher than that from the existing LME-linked contracts.

Nevertheless, total revenue of $5,815.3 million declined by 13% on 2011, primarily reflecting the overall lower aluminium and alumina prices.

Cash expenses were down by 1.6% aided by productivity improvements which offset the impact of the weak US dollar and rise of some input costs.

Alumina production was 15.6 million tonnes, down 0.1 million tonnes compared to 2011. The decline against 2011 was largely due to lower production in higher unit cost refineries as a result of a planned reduction to align with Alcoa Inc’s smelter curtailments. Australian refineries continued to operate at near or above nameplate capacity.

EBITDA for 2012 was $335.5 million, down by $738.7 million or 69% compared to 2011.

Alumina Limited Key Financials

Alumina Limited’s functional currency is US dollars.

	2012	2011

NPAT US$m	(62.1)	126.6
Underlying earnings US$m1	(52.5)	128.0

Average AUD/USD	1.04	1.03

Average 3-month LME aluminium price US$ per tonne[2]	2,052	2,422
Average alumina price US$ per tonne[3]	319	375

Net Debt US$m	664	472
Gearing[4]	20.1%	14.1%

EPS (US cps)	(2.5)	5.2
Underlying EPS (US cps)	(2.2)	5.2
Return on Equity (ROE)	(2.2)%	4.1%
ROE based on underlying earnings	(1.9)%	4.2%
Total dividend declared	Nil	US6 ¢

Definitions and notes

1.	Underlying earnings calculated by adjusting net profit after tax by $9.6 million from reported net profit after tax, being the impact of non-cash embedded derivatives for energy contracts and adjustments for certain actuarial movements in defined benefit pension plans. Calculation of underlying earnings is undertaken on a consistent basis with previous years.
2.	Pricing data sourced from Thomson Reuters.
3.	Based on Platts index, FOB Australia average.
4.	Calculated as (debt - cash)/(debt + equity).

December 2012 ASX Report	–17–

AWAC Business Review (US GAAP)

Bauxite: Significant Deposits Meeting AWAC’s Needs

AWAC owns, or partly owns, bauxite mines operating in five countries, which meet the production needs of the AWAC refineries.

The Juruti mine in Brazil, which has an initial design capacity of 2.6 million tonnes per annum, has been operating well, with production at levels as high as 4.0 million tonnes on an annualised basis. The Juruti mine continues to reduce operating costs.

Work continued on moving the crusher facility at the Huntly mine in Australia. This is a significant project to improve mine productivity that occurs every eight to ten years.

Alumina: Production and Shipments in Line with 2011

Production of alumina was 15.6 million tonnes in 2012, down 0.6% on 2011. The reduction largely resulted from planned reduced annual production of approximately 390,000 metric tonnes in the higher unit cost refineries, offset by production creep in the lower unit cost Australian refineries that continued to operate at near or above nameplate capacity during 2012. AWAC’s nameplate production capacity is 17.2 million tonnes per annum.

Alumina shipments were 15.6 million tonnes in 2012, 0.1 million tonnes or 0.6% higher than 2011.

Alumina: Price, Revenue & Margin Decline

Realised alumina prices were 13% lower than 2011, with LME-linked contract prices declining by a greater extent than contracts based on spot or alumina index.

Alumina revenue declined by 13% compared to 2011. Price movements were the principal reason for the revenue decrease.

The 2012 cash cost of alumina per tonne produced increased by 1% over 2011. This increase mainly reflected a rise in the cost of caustic soda, partially offset by a reduction in other costs.

EBITDA margin was $31 per tonne, a decline of $39 per tonne on 2011. Lower margins were predominantly as a result of weaker realised prices and higher input costs partially offset by productivity improvements.

Ma’aden Investment

The joint venture between AWAC and Ma’aden Bauxite and Alumina Company for the construction of a 4 million tonnes per annum initial capacity greenfield mine and a 1.8 million tonnes per annum capacity refinery at Ras Al Khair in Saudi Arabia (AWAC interest of 25.1%) is AWAC’s major growth project and is due to come on stream in 2014.

All the project financing (for approximately 60% of the project capital) is in place and construction continues to be on time and on budget.

As at 31 December 2012, Alumina Limited contributed $103 million of its expected pro-rata share of $140 million of equity capital, and expects to contribute the balance during 2013. The Ma’aden refinery investment will assist AWAC in reducing its low cash cost position.

AWAC Production and Shipments

	2012	2011
Alumina production	15.6 mt	15.7mt
Aluminium production	358kt	357kt
Alumina shipments	15.6 mt	15.5mt

AWAC Profit and Loss (US GAAP)

	2012	2011
	US$m	US$m
Sales revenue	3,645.0	4,144.6
Related party revenue	2,170.3	2,522.4

Total Revenue	5,815.3	6,667.0

COGS and operating expenses	(5,369.8)	(5,459.0)
Selling, Admin, R&D	(132.9)	(134.8)
Net interest	(2.2)	0.9
Depreciation and Amortisation	(478.9)	(465.8)
Other	22.9	1.0

Total Expenses	(5,960.9)	(6,057.7)

(Loss)/profit before tax	(145.6)	609.3
Income Tax	53.7	(139.6)

Net (loss)/profit after tax	(91.9)	469.7

EBITDA [1]	335.5	1,074.2

1	Earnings before interest, tax, depreciation and amortisation. Includes the AWAC settlement for the Alba civil proceeding.

Smelters: Challenges Remain

AWAC produces aluminium at two smelters in Australia. The smelters incurred operating losses for the year. Production of approximately 358,000 tonnes was in line with 2011.

During first half of the year Alcoa of Australia Limited conducted a review of the future viability of the Point Henry aluminium smelter because of continuing difficult economic conditions. On 29 June 2012, Alcoa of Australia announced that it expects to operate the Point Henry aluminium smelter until at least mid-2014.

Australian Carbon Pricing Scheme

The refineries and smelters in Australia are subject to carbon pricing effective from 1 July 2012 relating to greenhouse gas emissions.

Shipping

Shipping operations contributed a small profit.

One-off Items

The 2012 AWAC US GAAP loss pre-tax included the following one-off items:

•	$85 million charge relating to Aluminium Bahrain BSC (Alba) lawsuit;

•	$9 million increase in long service leave adjustments due to lower discount rates;

•	$18 million loss due to asset write-offs.

December 2012 ASX Report	–18–

AWAC Cash Flow (US GAAP)

Cash from operations declined by $448.1 million from 2011, primarily due to significantly lower realised prices for alumina and aluminium.

Capital expenditure totalled $375.3 million, 4.3% down on 2011.

Sustaining capital expenditure was $347 million, with the majority of this incurred in Australia. The Australian expenditure included residue storage areas and the relocation of the crusher facilities at the Huntly mine, which reduces haul road distance and improves mine productivity.

Growth capital expenditure mainly related to completion works of the Juruti mine infrastructure in Brazil.

Equity contributions to the Ma’aden mine and refinery joint venture in Saudi Arabia are not included in the growth capital expenditure.

AWAC Balance Sheet (US GAAP)

Property plant and equipment decreased mainly due to the depreciation of the Brazilian Reais against the US dollar.

AWAC continued to operate with minimal borrowings. With the exception of minor working capital facilities at individual sites, any borrowing required by an AWAC entity is provided by Alumina Limited and Alcoa Inc.

On 2 July 2012 Alcoa of Australia modified the terms of the existing power contracts for its smelters. This modification caused the recognition of embedded derivative assets and offsetting liability, classified as “other assets” and “other liabilities” in the AWAC’s balance sheet.

GAAP Adjustments

The AWAC results are adjusted for differences between US GAAP and Australian Accounting Standards prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries. The total adjustments amounted to a reduction of AWAC’s loss after tax by approximately $57 million.

The main adjustments for 2012 were:

•	recognition of $69 million Brazil deferred tax credit adjustment;

•	recognition of $8 million debit after tax for defined benefit pensions;

•	recognition of $3 million credit after tax for movements in embedded derivatives.

Alumina Limited’s results include 40% of these adjustments.

AWAC Cash Flow (US GAAP)

	2012	2011
	US$m	US$m
Net income	(91.9)	469.7
Depreciation	478.9	465.8
Decrease (increase) in receivables	80.6	(111.6)
Increase in inventories	(22.0)	(72.5)
Increase in accounts payable	250.0	102.7
Other [1]	(453.7)	(164.1)

Cash from operations	241.9	690.0
Capital expenditure	(375.3)	(392.0)

Free cash flow [2]	(133.4)	298.0

[1]	Includes cumulative translation adjustment
[2]	Free cash flow defined as cash from operations less capital expenditure.

AWAC Balance Sheet (US GAAP)

	2012	2011
	US$m	US$m
Cash, cash equivalents	126.0	204.0
Receivables	457.6	535.2
Related party note receivable	88.7	82.9
Inventories	808.0	777.3
Property plant & equipment	6,909.2	7,133.8
Other assets	3,028.5	2,189.4

Total Assets	11,418.0	10,922.6

Short term borrowings	69.6	38.5
Payables	841.0	886.2
Taxes payable and deferred	398.6	441.7
Other liabilities	1,865.1	1,213.1

Total Liabilities	3,174.3	2,579.5

Equity	8,243.7	8,343.1

AWAC Dividends Paid

	2012	2011
	US$m	US$m
Dividends paid	216.0	579.3

December 2012 ASX Report	–19–

Alumina Limited Reported Profit

Most of Alumina Limited’s general and administrative expenses are incurred in Australian dollars, which totalled $19 million in 2012. The increase over 2011 reflects one-off expenses that exceeded other expense reductions.

Finance costs increased to $29.4 million from $28.5 million in 2011. The increase of $0.9 million arose from a higher average balance of drawn facilities and an increase in the amortisation of prepaid commitment fees as bank facilities with pending maturities were replaced by longer term facilities.

Note on calculation of underlying earnings

Alumina Limited shows underlying earnings in addition to profit after tax to provide a better understanding of the performance of the underlying operations. Underlying earnings are calculated by excluding the impact of mark to market valuations for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium and actuarial gains and losses on AWAC pension plans that reflect the net result of expected returns on assets, employee costs and changes in the discount rate of return. Calculation of underlying earnings is undertaken on a consistent basis with previous years.

In 2012, the revaluation of the embedded derivatives decreased Alumina Limited’s net loss after tax by $6.4 million. Actuarial movements in defined benefit plans resulted in an increase to net loss after tax of $16.0 million.

Alumina Limited Reported Profit

	2012	2011
	US$m	US$m

Share of AWAC underlying profit	(4.4)	174.5
General and administrative expenses	(19.0)	(17.3)
Finance costs	(29.4)	(28.5)
Other & tax	0.3	(0.7)

Underlying (loss)/earnings	(52.5)	128.0

Retirement benefit obligations, AWAC	(16.0)	(61.5)
Embedded derivative, AWAC	6.4	60.1

Net (loss)/profit after tax	(62.1)	126.6

December 2012 ASX Report	–20–

Alumina Limited Balance Sheet

Alumina Limited’s net debt as at 31 December 2012 was $664 million, up from $472 million as at 31 December 2011. Gearing1 also increased to 20.1% ( 2011: 14.1%).

Alumina Limited had $255 million of undrawn committed facilities as at 31 December 2012, a decrease of $40 million from 31 December 2011.

During the year Alumina Limited added $200 million in new committed debt facilities with terms of two and five years and successfully refinanced the $107 million committed bank facility due for maturity in November 2013 to December 2017.

The Company has a fully drawn debt facility from the Brazil National Development Bank (BNDES). This facility amortises at approximately $52 million per annum. Amounts outstanding at 31 December 2012 under the BNDES loan were $184 million.

Excluding the BNDES amortisation, there is no debt maturing in 2013, with the $745 million of committed bank facilities expiring as follows:

•	$175 million in 2014 (drawn to $160 million)

•	$213 million in 2015 (no amounts were drawn under this facility as at 31 December 2012)

•	$225 million in 2016 (drawn to $225 million)

•	$132 million in 2017 (drawn to $105 million)

Current Liabilities include $52 million of repayments on the facility from the BNDES that are due before 31 December 2013. Current liabilities of $59.8 million exceed current assets of $15.1 million, however Directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend beyond 31 December 2013.

On 14 February 2013, Alumina Limited announced a placement of approximately 366 million fully paid ordinary shares, which raised approximately A$452 million (as described in Note 16). These proceeds will be used primarily to repay drawn debt.

Alumina Limited Cash Flows

Alumina Limited’s cash receipts from operations principally comprise the dividends received from AWAC entities. Fully franked dividends of $86.0 million were received during 2012 ($232.2 million on 2011).

Net payment for investments in associates included: growth capital for the Juruti mine in Brazil, Ma’aden join venture equity contributions as well as contributions to working capital for AWAC entities.

Alumina Limited Balance Sheet

	2012	2011
	US$m	US$m
Cash and equivalents	10.1	19.0
Investments	3,296.1	3,324.8
Other	5.2	6.6

Total Assets	3,311.4	3,350.4

Payables	2.7	3.1
Interest bearing liabilities – current	52.0	52.9
Interest bearing liabilities – non-current	622.5	437.7
Other	5.7	2.7

Total Liabilities	682.9	496.4

Net Assets	2,628.5	2,854.0

Alumina Limited Cash Flow

	2012	2011
	US$m	US$m
Dividends received	86.0	232.2
Distributions received	9.1	7.7
Interest paid	(28.2)	(26.8)
Payments to suppliers and employees	(18.9)	(17.6)
GST refund, interest received & other	0.6	0.6

Cash from operations	48.6	196.1

Net payments for investment in associates	(171.0)	(149.3)

Free cash flow[2]	(122.4)	46.8

Definitions and notes

1.	Calculated as (debt - cash)/(debt + equity)
[2]	Free cash flow defined as cash from operations less net investments in associates.

December 2012 ASX Report	–21–

AWAC Guidance

The following 2013 guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results; rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. No attempt has been made to correlate sensitivity to one element of the guidance with movements in other elements of the guidance.

Item	2013 Guidance
Production alumina	Approximately 15.6 million tonnes

Production aluminium	Approximately 358,000 tonnes

Sensitivities: +$100 LME aluminium price per tonne[1]	Approximately +$187 million profit before tax

Sensitivities: +1¢ in US$/A$[2]	Approximately -$30 million profit before tax

Third party smelter grade alumina shipments expected to be based on alumina price indices or spot[3]	Approximately 48% for the year

AWAC sustaining capital expenditure	Approximately $350 million

AWAC growth capital expenditure[4]	Approximately $50 million

[1]

Equates to aluminium sales and smelter grade alumina sales priced at a contracted percentage of LME aluminium and sales that are based on spot or alumina index, referenced against LME aluminium. It also includes exposure to LME aluminium in the pricing formula mechanisms in a number of long term contracts for the purchase of energy.

[2]	AWAC’s profit and asset valuation is also exposed to fluctuations in other currencies such as the Brazilian Reais and Euro. However no sensitivity is provided.
[3]	AWAC commenced 2013 with approximately 40% of its third party smelter grade alumina sales volume based on alumina price indices or available for spot sales.
[4]	Does not include investment in the Ma’aden growth project. Alumina Limited expects to contribute approximately $37 million of equity capital during 2013.

Market Outlook

The 2012 year was characterised by significant volatility in pricing whilst demand remained reasonably firm and productivity initiatives were implemented to control any rise in the costs of production.

In 2012, the average 3-month LME aluminium price declined by approximately 15% over 2011, which also affected LME-linked alumina prices. By the end of the 2012 year, LME prices recovered from their lowest point. Volatility in LME prices was largely driven by the continued concern over the performance of the global economy, most notably the Euro-zone, USA and China.

In comparison, spot or index priced alumina traded within a relatively narrow range of between $303 per tonne and $335 per tonne, finishing 2012 at approximately 9% above the closing price for the 2011 year.

Whilst there have been significant smelting production curtailments, the continued expansion of new low cost smelters in Western China and the Middle East will ensure global aluminium production remains solid and supports alumina demand. Global demand for aluminium is expected to grow between 5 and 8% in 2013.

Chinese alumina refineries use domestic and imported bauxite. Historically, significant volumes of bauxite have been imported from Indonesia. In May, Indonesia introduced new export taxes and restricted exports of bauxite. Chinese production of alumina using imported bauxite is increasing. The cost of supplying bauxite to China is also rising and this is expected to impact Chinese alumina costs.

Even though the 2013 year has started with a positive tone, as reflected in prices, Alumina Limited remains cautious on the outlook for 2013, with prices expected to remain uncertain. Macro-economic conditions, particularly in Europe remain uncertain.

AWAC remains the largest and a low cash cost alumina producer, which will benefit in the medium term as the alumina market grows. It will also benefit from the trend towards alumina pricing on spot based indices, which reflects the fundamentals of the alumina industry. The focus of AWAC is to continue to drive productivity and supply chain improvements.

John Bevan
Director

Melbourne

21 February 2013

December 2012 ASX Report	–22–

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Diagram of AWAC Operations

All operations 100% owned, unless otherwise indicated

Australia – Huntly & Willowdale

Brazil – Trombetas (9.6%) & Juruti

Guinea – Sangaredi (23%)

Jamaica – Manchester Plateau (55%)

Suriname – Moengo, Klaverblad & Kaimangrassie

Saudi Arabia – mine being developed (25.1%)

Australia – Kwinana, Pinjarra & Wagerup Brazil – Sao Luis (39%) Jamaica – Clarendon (55%) Spain – San Ciprian Suriname – Paranam USA – Point Comfort Saudi Arabia – refinery being developed (25.1%)	Australia – Point Henry & Portland (55%)	Australia – Kwinana Spain – San Ciprian USA – Point Comfort

Bauxite deposits: AWAC’s bauxite deposits are large deposit areas with long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Refineries: AWAC operates eight alumina refineries, six of which are located in proximity to bauxite deposits.

Smelters: AWAC produces primary aluminium in Australia, with alumina supplied by the Australian refineries.

Alumina Chemicals: AWAC produces chemical grade alumina from three refineries: Kwinana (Australia), Point Comfort (USA) and San Ciprian (Spain).

Shipping Operations: AWAC’s shipping operations use owned and chartered vessels to transport dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2011	1st Half 2012	2nd Half 2012	Full Year 2012
Sales and Operating Revenue	4,144.6	1,786.7	1,858.3	3,645.0
Revenue from Related Parties	2,522.4	1,149.2	1,021.1	2,170.3

Total Revenue	6,667.0	2,935.9	2,879.4	5,815.3

Cost of Goods Sold and Operating Expenses	(5,459.0)	(2,719.1)	(2,650.7)	(5,369.8)
Selling, Administration, Other Expenses and R&D Expenses	(134.8)	(62.0)	(70.9)	(132.9)
Provision for Depreciation, Depletion and Amortisation	(465.8)	(238.7)	(240.2)	(478.9)
Other	1.9	5.7	15.0	20.7

Total Expenses	(6,057.7)	(3,014.1)	(2,946.8)	(5,960.9)

Profit/(Loss) before Taxes on Income	609.3	(78.2)	(67.4)	(145.6)
Provision for Taxes on Income	(139.6)	(8.9)	62.6	53.7

Net Income/(Loss)	469.7	(87.1)	(4.8)	(91.9)

Members’ Equity
Opening Balance at Start of Period	8,634.8	8,343.1	8,039.4	8,343.1

Net Income/(Loss)	469.7	(87.1)	(4.8)	(91.9)

Capital Contribution	426.7	277.0	151.4	428.4
Dividends Paid and Return of Capital to Partners	(641.9)	(176.7)	(61.8)	(238.5)
Common Stock Issued for Compensation Plans	4.6	3.0	1.9	4.9
Other Comprehensive Income	(550.8)	(319.9)	117.6	(202.3)
Closing Balance at End of Period	8,343.1	8,039.4	8,243.7	8,243.7

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2011	30 June 2012	31 December 2012
Cash and Cash Equivalents	204.0	180.8	126.0
Receivables	535.2	471.3	457.6
Related Party Notes Receivable	82.9	87.0	88.7
Inventories	777.3	808.7	808.0
Prepaid Expenses and Other Current Assets	138.9	159.4	421.1

Total Current Assets	1,738.3	1,707.2	1,901.4

Property Plant & Equipment	7,133.8	6,856.1	6,909.2
Investments	401.1	510.5	593.1
Other Assets and Deferred Charges	1,649.4	1,563.3	2,014.3

Total Non-Current Assets	9,184.3	8,929.9	9,516.6

Total Assets	10,922.6	10,637.1	11,418.0

Short Term Borrowings	38.5	61.1	69.6
Payables	886.2	828.4	841.0
Taxes Payable	224.0	204.3	142.8
Accrued Compensation and Retirement Costs	263.5	275.5	295.7
Other Current Liabilities	133.4	171.1	415.7

Total Current Liabilities	1,545.6	1,540.4	1,764.8

Capital lease obligations	31.0	24.6	68.7
Deferred Taxes	217.7	203.1	255.8
Other Long Term Liabilities	785.2	829.6	1,085.0

Total Non-Current Liabilities	1,033.9	1,057.3	1,409.5

Total Liabilities	2,579.5	2,597.7	3,174.3

Equity	8,343.1	8,039.4	8,243.7

Total Liabilities & Equity	10,922.6	10,637.1	11,418.0

Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows

US$ Millions (US GAAP) 100%	Full Year 2011	1st Half 2012	2nd Half 2012	Full Year 2012
Operating Activities
Net Income	469.7	(87.1)	(4.8)	(91.9)

Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	465.8	238.7	240.2	478.9
Other Items*	(245.5)	21.0	(166.1)	(145.1)
Cash from Operating Activities	690.0	172.6	69.3	241.9
Financing Activities
Dividends Paid & Return of Capital to Partners	(641.9)	(176.7)	(61.8)	(238.5)
Change in Debt	(215.4)	22.6	8.5	31.1
Changes to capital lease obligations	(10.5)	(6.4)	(5.9)	(12.3)
Capital Contribution	426.7	277.0	151.4	428.4
Additions to long term debt	—		50.0	50.0
Other	0.1	—	—	—
Cash (Used)/Generated for Financing Activities	(441.0)	116.5	142.2	258.7
Investing Activities
Capital Expenditure	(392.0)	(184.2)	(191.1)	(375.3)

Net changes in related party note receivable	34.9	(4.5)	0.9	(3.6)

Other	(19.7)	(120.2)	(76.2)	(196.4)
Cash Used for Investing Activities	(376.8)	(308.9)	(266.4)	(575.3)
Effect of Exchange Rate Changes on Cash	0.2	(3.4)	0.1	(3.3)
Cash (Used)/Generated	(127.6)	(23.2)	(54.8)	(78.0)
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	331.6	204.0	180.8	204.0
Cash and Cash Equivalents at End of Period	204.0	180.8	126.0	126.0

Net Change in Cash and Cash Equivalents	(127.6)	(23.2)	(54.8)	(78.0)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2011	1st Half 2012	2nd Half 2012	Full Year 2012
AWAC Profit/(loss) before tax (US GAAP)	609.3	(78.2)	(67.4)	(145.6)
Adjust for AIFRS
- embedded derivatives	214.8	33.2	(28.4)	4.8
- retirement benefit obligations	(224.5)	(55.1)	45.8	(9.3)
- other	19.4	20.1	(28.8)	(8.7)
AWAC Profit/(loss) before tax (AIFRS)	619.0	(80.0)	(78.8)	(158.8)

AWAC Tax (US GAAP)	(139.6)	(8.9)	62.6	53.7
Adjust for AIFRS
- Brazil deferred tax	(47.4)	69.0	—	69.0
- FAS 109	—	40.1	(40.1)	—
- Other	0.8	(0.8)	1.8	1.0
AWAC Tax (AIFRS)	(186.2)	99.4	24.3	123.7

AWAC Profit/(loss) before tax (AIFRS)	619.0	(80.0)	(78.8)	(158.8)
AWAC Tax (AIFRS)	(186.2)	99.4	24.3	123.7
AWAC Profit after tax (AIFRS)	432.8	19.4	(54.5)	(35.1)

Alumina Limited Share of Equity Profit/(loss) after tax	173.1	7.8	(21.8)	(14.0)

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 9AWC

Attached is a presentation relating to Alumina Limited’s Full Year Results for the 12 months ended 31 December 2012.

/s/ Stephen Foster

Stephen Foster

Company Secretary

21 February 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alumina Limited

2012 Full Year Results

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

ALUMINA

LIMITED

Disclaimer ALUMINA

LIMITED

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

2

2012 – a difficult year ALUMINA

LIMITED

AWC

US$m (IFRS) 2012 2011 2010

NPAT (62) 127 35

Underlying earnings (53) 128 37

Total Dividend (US cps) 0 6 6

Net Debt 664 472 353

AWAC

US$m (US GAAP) 2012 2011 2010

Revenue 5,815 6,667 5,456

Dividends and distributions paid* 239 642 641

EBITDA 336 1,074 803

EBITDA per tonne** $31 $70 $47

AWC – 2H similar to 1H performance

No final dividend paid by AWC in 2012

AWAC – revenue & EBITDA down principally due to pricing

Sound operational performance

* Includes amounts paid to Alumina Limited and Alcoa Inc

** Adjusted EBITDA/MT from Alcoa Inc’s alumina segment (source: Alcoa Inc 4Q 2012 Results slide pack). Alcoa Inc alumina segment is predominately AWAC operations, of which Alumina Limited owns 40%

3

CITIC introduced as a strategic investor ALUMINA

LIMITED

Long Term Investor CITIC is a strategically aligned and financially strong long term investor

JV Value Enhanced Will work to enhance value of Alumina’s interest in the AWAC JV

Financial Strength Funds used to reduce debt and fortify balance sheet

Added Board Strength Board representative to bring industry expertise and key insights into the China market

4

Alumina Limited and

AWAC 2012 Results

ALUMINA

LIMITED

AWAC 2012 results ALUMINA

LIMITED

Profit & Loss

US$m (US GAAP) 2012 2011 Change

Sales revenue 3,645 4,145 -12%

Related party revenue 2,170 2,522 -14%

Total Revenue 5,815 6,667 -13%

COGS and operating expenses (5,370) (5,459) -2%

Depreciation and Amortisation (479) (466) +3%

Selling, Admin, R&D, Other (112) (133) -16%

Total Expenses (5,961) (6,058) -2%

Profit before Tax (146) 609 -124%

Income Tax 54 (139) -139%

Net Profit after Tax (92) 470 -120%

EBITDA 336 1,074 -69%

Free Cash Flow

US$m (US GAAP) 2012 2011 Change

Cash from operations 242 690 -65%

Capital expenditure (375) (392) -4%

Free cash flow* (133) 298 -145%

Profit & Loss

Revenue and EBITDA declined

– principally due to price

Total expenses also lower

– productivity offsetting other costs

Free Cash Flow

CFO impacted by lower prices

Capex marginally lower

– sustaining capex higher

– growth capex lower

* Free cash flow defined as cash from operations less capital expenditure

6

AWAC performance bridge ALUMINA

LIMITED

US GAAP NPAT (US$m)

470 (23.0) (852) 200 32 (112) 193 (92)

2011 NPAT Prior Year One-Off Items(1) Revenue COGS, GASE & Other Other Income & Expenses(2) Current Year One-Off Items(3) Tax 2012 NPAT

(1) Reversal of: $20m St Croix remediation provision, $14m equity profit from Dampier-Bunbury pipeline $43m land sales and $14m loss on smelter restructuring costs

(2) Includes foreign currency fluctuations and movements in embedded derivatives

(3) Includes: $85m Alba civil charge, $9m long service leave adjustment, $18m asset write-off

Revenue

Average LME declined 15%

Average alumina price 13% lower

Converting to alumina API/spot

– approximately 40% at year-end

Alumina shipments 68kt higher

COGS, GASE & Other

Reflects productivity initiatives

– more than offset cost increases

7

AWAC cash cost of alumina production ALUMINA

LIMITED

Alumina Refinery Costs (basic units)

100 (0.3) 1.6 (0.4) (0.2) 101

2011 Cash CAP(1) Energy Caustic Bauxite Conversion 2012 Cash CAP (1)

(1) Defined as direct materials and labour, energy, indirect materials, indirect expenses, excluding depreciation

Increased by 1%

– caustic exceeded other cost improvements

– caustic lag of 3-6 months and prices declining

Includes benefit of productivity initiatives

Benefit of strategic initiative

– reducing position on cost curve

– production curtailment in Atlantic

– production creep in Australia

8

AWAC alumina production

ALUMINA

LIMITED

Production (m tonnes)

14.4 13.5 15.2 15.7 15.6

2008 2009 2010 2011 2012

Refinery Nameplate Capacity

Spain 9%

Brazil 8%

Jamaica 5%

Suriname 13%

USA 13%

Australia 52%

Shipments also 15.6mt

Curtailment of 390kt (annual)

– Atlantic base

Production creep in Australia

– partially offsetting planned reduction

– operating at or above nameplate capacity

– lower unit cost refineries

Expect 15.6mt for 2013

Ma’aden to commence in 2014

– low cash cost facility, globally

9

AWAC capex

ALUMINA

LIMITED

Sustaining (US$m)

191 323 354 374 184 201 300 347

2005 2006 2007 2008 2009 2010 2011 2012

Growth (US$m)

413 513 881 1,156 579 98 76 38

2005 2006 2007 2008 2009 2010 2011 2012

Sustaining Capex

Majority spent in Australia

Expect $350m for 2013

Growth Capex

– Mainly in Brazil

Expect $50m for 2013

– mainly improving Juruti

Excludes Ma’aden equity

– $37m expected for 2013 (AWC share)

10

Alumina Limited 2012 results

ALUMINA

LIMITED

Profit & Loss

US$m (IFRS)

2012 2011 Change

Equity Share of AWAC Underlying (4) 174 -102%

PAT

Corporate Costs (19) (17) +12%

Finance Costs (29) (28) +4%

Other & Tax - (1) -100%

Underlying Earnings (53) 128 -141%

Retirement benefit obligation, AWAC (16) (61) -74%

Embedded Derivative, AWAC 6 60 -90%

Net Profit After Tax (62) 127 -149%

Free Cash Flow

US$m (IFRS) 2012 2011

Change

Dividends and distributions received 95 240 -60%

Costs (Interest, corporate, other) (46) (44) +5%

Cash from Operations 49 196 -75%

Payments for Investments in (171) (149) +15%

Associates

Free Cash Flow* (122) 47 -360%

Profit & Loss

Reflects AWAC performance

Corporate costs

include one-off expenses

Finance costs

higher drawn debt & refinance costs

Free Cash Flow

$95m received from AWAC

Investments include:

Juruti

Ma’aden

* Free cash flow defined as cash from operations less net investments in associates

11

Alumina Limited net debt & facilities

ALUMINA

LIMITED

Net Debt Changes (US$m)

171 3 664

47 472 95 73

Net Debt 31 Dec 11

AWAC Dividends Received

AWC 2H11 Dividend Paid

AWC Corp & Finance Costs

AWAC Contributions

Exchange Rate Effect

Net Debt 31 Dec 12

Debt Maturity & Availability - 31/12/2012

US$m

300

250

200

150

100

50

0

2013 2014 2015 2016 2017

BNDES - Drawn Banks - Drawn Banks - Undrawn

Net Debt

Net debt reflects AWAC’s needs

including Ma’aden investment

Gearing 20%(1) at 31 December

Net debt reduced to c.$216m post placement

(1) Calculated as (debt - cash)/(debt + equity)

Maturities & Available Facilities

Prudent maturity profile

$255m available at 31 December

- added $200m

- refinanced $107m

Placement proceeds to primarily repay debt

12

Key AWAC initiatives

Revenue: pricing transition

Competitive initiatives to reduce operating costs

ALUMINA

LIMITED

Ongoing alumina price transition continued

ALUMINA

LIMITED

Portion of 3rd Party Shipments

+13pp

35%

48%

65%

52%

FY12

FY13F

Spot or Index Pricing Legacy contracts

Spot/index pricing reflects physical supply and demand dynamics and other alumina fundamentals

AWAC transition continues with 48% of 3rd party SGA shipments expected to be on spot or index basis in 2013

Spot prices are above legacy LME-linked contracts

14

AWAC targeting move to 1st quartile on global refinery cash cost curve by 2015*

ALUMINA

LIMITED

Optimise Portfolio 2-3pp

390kt curtailments at Atlantic refineries

Creep at lower cost Australian refineries

Ma’aden Refinery 2pp

Refinery on budget and on time

Supplying alumina to smelter

Cost Reductions 1-2pp

$190m productivity gains in FY12**

$390m productivity gains since FY10**

Lower Cost Energy 1pp

San Ciprian: Target $25/mt

Jamaica: Target $50/mt savings

Images (in descending order): Ma’aden precipitation tanks, Jamaica refinery

* Source: Alcoa Investor Day slide pack, 7 November 2012

** Approximations based on Alcoa Inc’s alumina segment (Source: Alcoa Inc 4Q 2012 slide pack)

15

Global Aluminium & Alumina Market Dynamics

ALUMINA

LIMITED

Aluminium growth recovers

ALUMINA

LIMITED

Global Aluminium Consumption Forecasts

60M-mt

50M-mt

40M-mt

+12%

+8%

+4%

+9%

2011 2012F 2013F 2014F

Global aluminium consumption forecast to continue to grow strongly

Western world market is balanced, with curtailments offsetting capacity growth in the Middle East

Ongoing strong growth in Chinese aluminium demand and capacity

Source: HARBOR Intelligence, December 2012

17

Alumina demand increasing

ALUMINA

LIMITED

Metallurgical Alumina Demand (ROW ex China)

53

48

43

Nov ‘12 50.3 +0.6% m/m -4.4% y/y

Jan ‘09 July ‘09 Jan ‘10 Jul ‘10 Jan ‘11 Jul ‘11 Jan ‘12 Jul ‘12

China Alumina Cash Costs by Province

Guangxi

Shanxi

Yunnan

Guizhou

Chongqing

Henan

Shandong

Alumina Price - CMAAX excl. VAT (December-12)

500

450

400

350

300

250

200

150

100

50

0

3,150

2,835

2,520

2,205

1,890

1,575

1,260

945

630

315

0

0% 25% 50% 75% 100%

Cumulative Production - %

Alumina demand increased as a result of aluminium production growth of ~4% in FY12

RoW (ex-China) production growth has slowed following additional capacity and curtailments

RoW market in balance, supported by Chinese imports

Chinese refinery capacity utilisation is low, with 55% production below cash break-even and approx 5mt of curtailments

Source: Top: HARBOR Intelligence, December 2012; Bottom: CM Group, December 2012

18

Price difference stimulates China imports

ALUMINA

LIMITED

China Alumina Imports and Price Differential

140

120

100

80

60

40

20

0

tones ‘000

USD/t

2,000

1,500

1,000

500

0

-20

-40

-60

-80

-100

-120

Jan-11 Apr-11 Aug-11 Nov-11 Mar-12 Jun-12 Oct-12 Jan-13

Total alumina imports

Import Premium

Import Inducement Value

China alumina imports 2012: 5 million mt (+166%)

China alumina imports strengthen global alumina demand and moved market to balance

Potential future China ‘cost push’ from bauxite could further stimulate imports

Source: CM Group January 2013

19

Spot alumina price reflects balanced market

ALUMINA

LIMITED

3 Month LME Aluminium vs Platts Alumina Spot Index

120

110

100

90

Jan-12

Apr-12

Jul-12

Oct-12

Jan-13

3 month LME Aluminium Platts FOB Australia price

Platts alumina price:

- +9% during 2012

- 15 Feb 2013: $351.50/t

Alumina price increase driven by:

- China demand growth

- net refinery curtailments in China

- bauxite supply squeeze

- RoW alumina more balanced

LME aluminium price volatility continued, impacted by finance deals and macroeconomic sentiment

Sources: Alumina: Platts, January 2013, LME Aluminium: Thomson Reuters, January 2013

20

Bauxite prices up, pushing value upstream

ALUMINA

LIMITED

China Imported Bauxite: Volume and Price

Indonesia

Australia

Jamaica

Fiji India

Guyana

Brazil

Guinea

85

Disrupted Bauxite supply from Indonesia

Seaborne bauxite prices higher from other markets

80

75

Bauxite Price, $/t C/F China

70

65

60

55

50

45

40

35

Dec-11

Jan-12

Feb-12

Mar-12

Apr-12

May-12

Jun-12

Jul-12

Aug-12

Sep-12

Oct-12

Nov-12

Dec-12

• Significant disruption to seaborne bauxite market in 2012

• Bauxite prices are increasing both inside and outside China

• AWAC competitive position improves when seaborne bauxite prices increase

Source: CM Group, January 2013. Bubble size represents import volumes.

21

Strong bauxite demand, but supply uncertain

ALUMINA

LIMITED

Costs of Alternate Bauxite Sources (value-in-use comparison)

500

Other Adjustment (Caustic, Energy)

Freight to Refinery (US$/t)*

Bx FOB Price Estimate (US$/t) *

450

400

Potential Extra Margin

350 208 176 187 180 300 185 223 197 212

Alumina

250 /t $ US 200 150 80 79 115 146 149 154 79 140 100 50 98 96 91 112 83 69 63 69 0

244 20 123

China

Australia

Australia

Australia

Jamaica

Guinea

Fiji

Indonesia

Brazil

(Henan)

(NT)

(Qld)

(WA)

* CM estimate made using publically available data and estimated costs, adjusted for quality (alumina grade, moisture), with bauxite and freight figures expressed in tonnes of alumina

¡ From 2005, annual China bauxite imports up from 2mt to 40mt

¡ Chinese domestic bauxite quality and availability have fallen. Prices are rising

¡ China demand for imported bauxite forecast to continue to grow strongly

¡ Industry will take time to build supply capacity to meet seaborne market

Source: CM Group January 2013, December 2012 Data

22

Outlook for 2013

ALUMINA

LIMITED

• Early 2013 prices have improved over 2012 averages

• Foreign exchange rates are stable at higher levels

• The alumina market has moved to a balanced position, with China import levels remaining robust

• Alumina Limited

• balance sheet strengthened, with debt levels and maturities improved

23

Alumina Limited

2012 Full Year Results

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

ALUMINA

LIMITED

Appendix 1

AWAC is a Global Leader in

Alumina & Bauxite

ALUMINA

LIMITED

AWAC: global leader in bauxite and alumina

ALUMINA

LIMITED

San Ciprian

Ma’aden

Guinea

Point Comfort

Clarendon

Suriname

Trombetas

Sao Luis

Juruti

Kwinana

Huntly

Pinjarra

Willowdale

Wagerup

Portland

Point Henry

AWAC is a premier owner and operator of Tier 1 bauxite mines and alumina refineries globally

¡ Bauxite

world’s largest bauxite miner

produces approx 45mtpa

long life mines and leases

¡ Alumina

largest producer of alumina for the 3rd party market

produced 15.6m tonnes in FY12

AWAC is a low cost producer

(~30th percentile) giving it strength in the industry

¡ Alumina Limited provides a unique ability for a pure investment in Alcoa World Alumina & Chemicals (AWAC) – a JV between Alumina Limited (40%) and Alcoa Inc (60%)

26

AWAC low in 2nd quartile on global cost curve

ALUMINA

LIMITED

Metallurgical Alumina Refining Cash Cost curve, Q4 2012

$/ton

1ST QUARTILE

2ND QUARTILE

3RD QUARTILE

4TH QUARTILE

550

CVG Bauxilum $166

Nalco $184

Mytilineos Group $219

BHP $221

Glencore $262

Noranda $268

AWAC $273

Vedanta $278

RTA $285

Chalco $290

Hydro Aluminum $294

Hindalco $308

Nanshan Group $331

Ormet $295

Chinping Xinfa Aluminum Products Co $369

Eurasian Natural Resources Corp $386

UC Rusal $375

Shandong Weiqiao $374

Shandong Chinping Xinfa $375

450

350

250

150

0

25

50

75

100 % Capacity

Source: HARBOR Intelligence, December 2012

27

Appendix 2

Reconciliation to Alcoa

Reporting

ALUMINA

LIMITED

Alcoa reported “net income attributable to non-controlling interests”

ALUMINA

LIMITED

2012

2011

Alcoa reported net (loss)/income attributable to non-controlling

($29)m

$194m

interests (US GAAP)

Accounting Adjustments (IFRS) (1):

Foreign Tax Differences (2)

$28m

($19)m

Inventory (LIFO to FIFO)

($1)m

$4m

Other

($4)m

($1)m

Adjusted amount

($6)m

$178m

Alumina underlying (loss)/earnings (pre funding and corporate costs) (3)

($5)m

$174m

(1) Net adjustments made by Alumina Limited to arrive at underlying earnings, which is not an IFRS requirement

(2) The Foreign Tax differences includes AWC’s 40% of the recognition of $69m Brazil deferred tax credit adjustment

(3) Alumina’s share of net profit of associates accounted for using the equity method (before its own costs), adjusted for certain non-cash items to arrive at underlying earnings, which is not an IFRS requirement

29

Appendix 3

2012 Market Data on

Commodity Prices and

Foreign Exchange Rates

(selected slides from those lodged with ASX on 9 January 2013)

ALUMINA

LIMITED

LME aluminium prices (3 month)

ALUMINA

LIMITED

Majority of AWAC’s 3rd party SGA shipments were linked to 3-month LME aluminium price, though proportion has continued to reduce

Daily 3-Month LME Aluminium (US$/t)

$ 2,400

4Q12^

$2,200

$2,000

$1,800

1-Jan-12

1-Apr-12

1-Jul-12

1-Oct-12

31-Dec-12

^ Pricing relevant to AWAC 4Q sales due to 2 month lag

Quarterly Average 3-Month LME Aluminium (2 month lag, US$/t)

4Q12^

$2,391

$2,601

$2,577

$2,318

$2,142

$2,191

$1,959

$1,982

$2,030

1Q11

2Q11

3Q11

4Q11

1Q12

2Q12

3Q12

4Q12

1Q13

(Nov/Jan)

(Feb/Apr)

(May/Jul)

(Aug/Oct)

(Nov/Jan)

(Feb/Apr)

(May/Jul)

(Aug/Oct)

(Nov/Dec)

Source: Thomson Reuters, January 2013 Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

31

Platts alumina spot index & implied LME linkage

Spot reflects physical supply and demand dynamics and other alumina fundamentals



US$/t
$350
$325
$300
$275
$250
20%
19%
18%
17%
16%
15%
14%
13%
4Q12^
1-Jan-12
1-Apr-12
1-Jul-12
1-Oct-12
31-Dec-12
Platts FOB Australia price (LHS)
Spot implied linkage to 3 month LME aluminium (RHS)

^ Alumina spot index pricing relevant to AWAC 4Q sales due to 1 month lag

- During 2012 LME aluminium prices have been more volatile compared to alumina spot based prices
- ~40% of AWAC SGA shipments were on spot or index based pricing at the end of 2012

Source: Platts and Thomson Reuters, January 2013

Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

32

LME aluminium (spot) and regional premiums

ALUMINA

LIMITED

Aluminium price stronger in late 2012, accentuated by continued elevated regional premiums

LME Aluminium Spot

(US$/t)

$2,350

4Q12^

$2,150

$1,950

$1,750

1-Jan-12

1-Apr-12

1-Jul-12

1-Oct-12

31-Dec-12

^ Pricing relevant to AWAC 4Q sales due to lag

Aluminium Japan Regional Premium*

(US$/t)

4Q12

$250

$200

$150

$100

2Q11

3Q11

4Q11

1Q12

2Q12

3Q12

4Q12

* Japan Merchant Spot Premium – Ingot, CIF, Western.

Note: Aluminium regional premium impacts AWAC smelter revenue

Source: Thomson Reuters, January 2013 (LHS) & CRU, December 2012 (RHS) Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

33

Foreign Exchange

ALUMINA

LIMITED

AWAC is exposed to foreign currency fluctuations

Refinery Nameplate Capacity

Spain

9%

Brazil

8%

Jamaica

5%

Australia

Suriname

52%

13%

USA

13%

1.10

A$/US$*

4Q12

1.05

1.00

0.95

1-Jan-12

1-Apr-12

1-Jul-12

1-Oct-12

31-Dec-12

1.40

Euro/US$*

4Q12

1.30

1.20

1.10

1-Jan-12

1-Apr-12

1-Jul-12

1-Oct-12

31-Dec-12

0.60

Brazilian Real/US$*

4Q12

0.50

0.40

1-Jan-12

1-Apr-12

1-Jul-12

1-Oct-12

31-Dec-12

Source: Thomson Reuters, January 2013 Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

34

Energy

ALUMINA

LIMITED

Energy costs are an important component of alumina production costs

Brent Crude (US$/bbl)*

$120

$110

$100

$90

1-Jan-12

1-Apr-12

1-Jul-12

1-Oct-12

31-Dec-12

Henry Hub (US$/MMBtu)*

$3.50

$2.50

$1.50

1-Jan-12

1-Apr-12

1-Jul-12

1-Oct-12

31-Dec-12

AWAC refineries using oil:

Spain

Suriname

Jamaica

Note: Brent Crude is used as an indicative proxy for movements in energy prices

Point Comfort refinery on Henry Hub Gas

Source: Thomson Reuters, January 2013 Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

35

Caustic Soda

ALUMINA

LIMITED

Caustic soda prices fluctuate with chlorine demand and seasonal factors

Caustic Soda:

(US$/t)

$500

$400

$300

1-Jan-12

1-Apr-12

1-Jul-12

1-Oct-12

31-Dec-12

Caustic Soda FOB North-East Asia

AWAC pricing convention is based on spot and semi-annual reviews. AWAC inventory reflects 3-6 month price lag

AWAC sources caustic soda from multiple markets, including North-East Asia

Source: Platts, January 2013 Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

36

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 10AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster
Stephen Foster Company Secretary

Alumina Limited

21 February 2013	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John BEVAN

Date of last notice	12 February 2013

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

381,646 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Date of change

No. of securities held prior to change

Class

Number acquired	302,500

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.24 per share (average)

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

684,146 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Performance Rights granted under Alumina Long Term Incentive Plan

Nature of interest	Performance Rights granted under Alumina Long Term Incentive Plan

Name of registered holder (if issued securities)	N/A

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	1,665,700 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Interest acquired	Nil

Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change	1,665,700 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter WASOW

Date of last notice	28 August 2011

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by the Wasow Super Fund of which Mr Wasow is a beneficiary

Date of change	21 February 2013

No. of securities held prior to change	Nil

Class	Ordinary fully paid

Number acquired	50,000

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.24 per ordinary share

No. of securities held after change	50,000 fully paid ordinary shares held by the Wasow Super Fund of which Mr Wasow is a beneficiary

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	Nil

Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 11AWC

Alumina Limited advises that it will hold its Annual General Meeting at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria at 9.30am on Friday, 3 May 2013.

/s/ Stephen Foster

Stephen Foster

Company Secretary

6 March 2013

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 12AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster

Stephen Foster

Company Secretary

8 March 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Emma Stein

Date of last notice	28 February 2011

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary

Date of change	4 March 2013 trade

No. of securities held prior to change	8,159 fully paid ordinary shares held by the Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary 6,122 fully paid ordinary shares held directly

Class	Ordinary fully paid

Number acquired	25,500

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.16 per ordinary share

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	33,659 fully paid ordinary shares held by the Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary 6,122 fully paid ordinary shares held directly

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade 25,500 ordinary shares

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil

Interest acquired	N/A

Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 13AWC

Attached, is a copy of Alumina Limited’s Annual Report 2012 that will be sent to shareholders shortly.

/s/ Stephen Foster

Stephen Foster

Company Secretary

14 March 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

BUILT ON BAUXITE

ALUMINA

ANNUAL REPORT 2012

LIMITED

1

CONTENTS

The financial report covers the consolidated entity of Alumina Limited (the “Company”) and its subsidiaries. The financial report is presented in US dollars.

Alumina Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 2 - 6 and in the Directors’ report on page 22.

The financial report was authorised for issue by the Directors on 8 March 2013. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Investor Centre on our website: www.aluminalimited.com

02 AT A GLANCE

03 CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S REPORT 2012

07 SUSTAINABILITY

09 CORPORATE GOVERNANCE

22 DIRECTORS’ REPORT

26 REMUNERATION REPORT

49 FINANCIAL SUMMARY

50 STATEMENTS OF COMPREHENSIVE INCOME

51 Balance sheets

52 Statements of changes in equity

53 Statements of cash flows

NOTES

54 1 Summary of significant accounting policies

61 2 Financial risk management

63 3 Critical accounting estimates and judgements

65 4 Revenue

65 5 Other income

65 6 Expenses

66 7 Income tax expense

67 8 Earnings per share

67 9 Dividends

BALANCE SHEET

68 10 Current assets - cash and cash equivalents

68 11 Current assets - receivables

69 12 Investments in associates

73 13 Non-current assets - property, plant & equipment

73 14 Current liabilities - payables

73 15 Interest-bearing liabilities

74 16 Current liabilities - provisions

74 17 Non-current liabilities - deferred tax liabilities

75 18 Non-current liabilities - provisions

EQUITY

75 19 Contributed equity

76 20 Share-based payments

78 21 Reserves, retained profits and treasury shares

OTHER

80 22 Notes to the statements of cash flows

80 23 Financing facilities

81 24 Financial instruments

83 25 Investments in controlled entities

85 26 Contingent liabilities

85 27 Commitments for expenditure

86 28 Related party transactions

86 29 Key management personnel disclosures

89 30 Remuneration of auditors

89 31 Financial reporting by segment

90 32 Parent entity financial information

91 33 Events occurring after the balance sheet date

92 Directors’ declaration

93 Independent audit report to the members

95 Shareholder information

96 Financial history

2 | ALUMINA LIMITED ANNUAL REPORT 2012

AT A GLANCE

Profits declined in 2012 as low aluminium and alumina prices impacted profitability. Realised alumina prices were 13 per cent lower than 2011 and were the prime reason for a 13 per cent decline in revenue. Also, the weakness in the US dollar throughout the year created pressure on margins for most producers. However, productivity gains, production creep at AWAC's low cost refineries and planned curtailments at the higher cost refineries partially offset the weaker realised prices.

ALUMINA LIMITED RESULTS

$-62.1M

Net loss US$62.1 million (2011: net profit US$126.6 million)

$-4.4M

Share of AWAC underlying loss US$4.4 million (2011: underlying profit US$174.5 million)

$95M

AWAC dividends and distribution of US$95 million received (2011: US$240 million)

$-52.5M

Underlying earnings was a loss of US$52.5 million (2011: underlying profit US$128.0 million)

20%

Gearing 20 per cent (2011: 14 per cent)

-2.2%

Return on Equity negative 2.2% (2011: positive 4.1%)

2013 has commenced on a positive note with the prices for spot or index priced alumina increasing. However we remain cautious on the outlook for 2013. London Metal Exchange (LME) aluminium pricing is expected to continue to be volatile reflecting uncertainty with global macro-economic conditions, especially in Europe. The medium term outlook for demand is positive with the global demand for aluminium expected to increase by between 5 and 8 per cent over the course of 2013. AWAC remains the largest and a low cost alumina producer, and so in the medium term it is expected to benefit as the alumina market grows to meet the demand for aluminium. It should also benefit from an increasing percentage of alumina sales being priced off alumina indices. Alumina Limited is well positioned to benefit from AWAC's market position with its long-life bauxite position and over 17 million tonnes of alumina production design capacity.

AWAC - A GLOBAL JOINT VENTURE

Alumina Limited is a leading Australian company listed on the Australian Securities Exchange (ASX) and the New York Stock Exchange (NYSE).

We invest worldwide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40 per cent ownership of Alcoa World Alumina and Chemicals (AWAC), the world's largest alumina business.

Our partner, Alcoa, owns the remaining 60 per cent of AWAC, and is the manager. The AWAC joint venture was formed in 1994 and our relationship with Alcoa dates back to 1961.

Alumina Limited represents a unique opportunity for a pure investment in AWAC, the world's largest alumina and bauxite producer.

AWAC RESULTS

$-91.9M	AWAC net loss after tax US$91.9 million (2011 net profit after tax: US$469.7 million)
15.6M	Alumina production of 15.6 million tonnes (2011: 15.7 million tonnes)
$241.9M	AWAC cash from operations US$241.9 million (2011: US$690 million)

3

CHAIRMAN & CEO REPORT 2012

The global alumina and aluminium industries experienced difficult trading conditions during 2012. Global demand for aluminium remained robust, with growth of approximately 4 per cent over 2012, yet the industry struggled with persistently low prices.

INDUSTRY OVERVIEW

Average industry aluminium and alumina prices were down approximately 15 per cent on 2011 levels, resulting in historically low returns across the industry, including Alumina Limited.

China continued to increase its share of world production of both aluminium and alumina, adding new low cost smelting capacity whilst also curtailing higher cost capacity as a consequence of lower prices. Production curtailments also occurred outside of China to return the alumina market to balance. AWAC curtailed 390,000 tonnes of alumina production in response to market conditions.

While China increased alumina production capacity during the year, it continued to rely on alumina and bauxite imports to support its growing aluminium production. China imported approximately 41 per cent of its alumina requirements in the form of either bauxite or alumina in 2012. Increases in global bauxite prices flowed through the cost structure of the Chinese industry, placing upward pressure on alumina prices.

The US dollar remained weak throughout the year, creating pressure on margins for producers who incur production costs in currencies that remain strong against the US dollar, including the Australian dollar.

A number of producers continued to move toward a pricing methodology for alumina that sets prices on the basis of alumina market fundamentals rather than as a percentage of the aluminium price. This change delivered a valuable premium to alumina producers during 2012 and is an important step in improving returns for the alumina industry.

ALUMINA LIMITED 2012 RESULT OVERVIEW

Alumina Limited recorded a loss of US$62.1million for 2012, reversing the improvement of prior years.

The underlying earnings loss after tax was US$52.5 million (2011 earnings: US$128.0 million). Underlying earnings exclude non-cash revaluations of certain energy contracts and retirement benefit obligations which do not relate to operations during the current reporting period.

Fully franked dividends received from AWAC declined to US$86 million (2011: US$232 million) largely due to the impact of declining global prices on AWAC cash flows and profitability.

Given the difficult environment and lower cash flows, Alumina Limited did not declare a dividend to shareholders for 2012. The decision to not pay a dividend also takes into consideration factors including the capital structure of Alumina Limited, capital requirements for AWAC and market conditions.

Funding costs increased slightly to US$29.4 million (2011: US$28.5 million) due to a higher average balance of drawn facilities and an increase in amortisation of prepaid commitment fees as bank facilities with pending maturities were replaced by longer term facilities.

Corporate costs of US$19 million (2011: US$17.3 million) included some one-off items and plans are in place to return them to 2011 levels in 2013.

Alumina Limited’s net debt at 31 December 2012 was US$664 million compared with US$472 million at the start of 2012. Alumina Limited’s gearing at year end was 20.1 per cent.

During the year, Alumina Limited added US$200 million in new committed debt facilities, with terms of two and five years, and refinanced the US$107 million committed bank facility, due for maturity in November 2013, to December 2017.

Excluding amortization of the debt facility from the Brazil National Development Bank, there are no debt maturities in 2013. At year end there were US$255 million in available debt facilities.

In February 2013, Alumina Limited announced a placement of approximately 366 million shares with CITIC entities raising approximately 452 million Australian dollars. The proceeds were primarily used to repay drawn debt. The CITIC placement introduces a financially strong long-term strategic investor with industry expertise.

The Alumina board of directors intends to expand its board by appointing Mr Chen Zeng as a director. Mr Zeng is the Vice Chairman and CEO of CITIC Resources Holdings Limited, a company listed on the Hong Kong Stock Exchange.

AWAC FINANCIAL PERFORMANCE

AWAC recorded a net loss after tax of US$91.9 million (2011: US$469.7 million profit), largely reflecting the decrease in alumina prices.

Notwithstanding the significant decline in profit, AWAC generated cash from operations of US$242 million, a result that reflects good cost control and the resilience of a portfolio of assets with a globally competitive cost of production.

AWAC revenues decreased by 13 per cent compared to 2011 due largely to a fall in realised prices and planned production curtailments.

Alumina production was 15.6 million tonnes, down 0.6% on 2011, with production curtailed by approximately 390,000 tonnes in the higher unit cost refineries, offset by production creep in the lower unit cost Australian refineries that continued to operate at near or above nameplate capacity during 2012.

4 | ALUMINA LIMITED ANNUAL REPORT 2012

Over the 2012 year, average LME aluminium prices declined by 15 per cent, which also affected LME-linked alumina prices. Aluminium prices in 2012 were affected by the outlook for world economic growth and sovereign debt concerns. AWAC’s transition to spot or index based contracts provided some relief from the full decline in LME aluminium prices, with AWAC’s average realised alumina prices declining 13 per cent from 2011. At the end of 2012 approximately 40 per cent of AWAC’s smelter grade alumina sales were priced on a spot or index basis and this is expected to continue to increase as long term contracts expire. Spot or index priced alumina traded within a range of $303 to $325 per tonne during 2012.

A strong focus on cost control and productivity, and the benefits of increasing production at lower-cost refineries, ensured AWAC maintained positive operating margins and operating cash flows. The earnings before interest, tax, depreciation and amortisation (EBITDA) margin for 2012 was approximately US$31 per tonne, primarily as a result of weaker prices partly offset by productivity improvements.

The average cash cost of alumina production was well controlled, increasing only 1% from 2011. The increase reflected a rise in caustic soda and labour costs, offset by reductions in indirect costs. The Point Comfort refinery in Texas, USA had an improved performance for the year as it benefitted from lower gas prices in USA.

AWAC’s aluminium smelters incurred operating losses for the year, mainly due to the lower aluminium prices. In the first half of 2012, Alcoa of Australia undertook a review of the future viability of the Point Henry aluminium smelter in Geelong, Victoria. The review was needed because of continuing difficult global economic conditions, including low metal prices and higher Australian dollar and input costs for the smelting industry. The outcome of the review in June 2012 was that, with costs savings being identified, the smelter is expected to operate until at least mid-2014.

The 2012 AWAC profit pre-tax included several one-off items, including a US$85 million charge relating to the Aluminium Bahrain BSC lawsuit, a US$9 million increase in long service leave adjustments due to lower discount rates and a US$18 million loss due to assets write offs.

AUD/USD EXCHANGE RATE

1.2

1.1

1.0

0.9

4 Jan 2011

4 Jul 2011

4 Jan 2012

4 Jul 2012

31 Dec 2012

Source: Thompson Reuters

PLATTS ALUMINA SPOT INDEX

US$/t

450

400

350

300

250

3 Jan 2011

3 Jul 2011

3 Jan 2012

3 Jul 2012

31 Dec 2012

Source: Platts

5

AWAC CAPITAL PROJECTS

There was approximately US$347 million of expenditure on sustaining capital in 2012, with the majority of this in Australia. The Australian sustaining capital expenditure includes construction of residue storage areas and the relocation of the crusher facilities at the Huntly mine, which reduces haul road distance and improves mine productivity. This is a significant project to improve Huntly’s productivity that occurs every eight to ten years.

Alumina Limited is facing challenging industry conditions that require a disciplined and strategic approach to deliver improvements in returns to shareholders. An important element of the company’s strategy relates to maximising the productivity of AWAC’s current assets.

Progress on improving returns at the newly expanded Alumar alumina refinery in Brazil is progressing well. The plant generally operated at its capacity of 3.5 million mtpy throughout the year and this alone has delivered financial economies of scale that have improved AWAC’s operating costs. AWAC continues to focus on identifying and delivering further productivity improvements over the coming year.

The Juruti bauxite mine in Brazil, which has an initial design capacity of 2.6 million tonnes, has been operating well, with production at levels as high as 4.0 million tonnes on an annualised basis.

AWAC is planning to convert the energy supply at the San Ciprian refinery in Spain from oil to gas in order to make a step change to operating costs and improve the competitiveness of this facility. Options are also currently being explored to reduce energy costs at AWAC’s Jamaican facility.

In addition to lifting returns at its existing operations, AWAC is also investing in greenfield growth with a view to ensuring that AWAC’s cost position remains globally competitive. The joint venture between AWAC and Ma’aden for the construction of a greenfield mine at Al Bŕitha and a refinery at Ras Al Khair in Saudi Arabia (AWAC interest of 25.1%) is AWAC’s major growth project and is due to come on stream in 2014.

The project construction continues to be on time and on budget. To date Alumina Limited has contributed US$103 million of the expected US$140 million of equity capital required. The Ma’aden refinery investment will assist AWAC in reducing its low cash cost position.

SUSTAINABILITY

Alumina Limited believes that sustainability is about working more effectively and efficiently to improve environmental outcomes, improve the quality of life of people impacted by AWAC operations including the safety and health of AWAC employees and driving business performance and long-term stakeholder value. Sustainability goals are incorporated into business strategy and processes and are measurable and accountable. Sustainability is crucial in maintaining AWAC’s competitive edge and safeguarding its licence to operate and grow. Alumina Limited released it’s 2011 Global Reporting Initiative (GRI) based sustainability updates on Alumina Limited’s and AWAC’s sustainability practices. The update has been expanded to include additional information on a variety of sustainability issues. The update is available for viewing on the Company website and highlights are included in the sustainability section of the report.

CARBON EMISSIONS REDUCTION

The Australian Government legislated for a carbon tax from 1 July 2012. After the first 3 years, the scheme is scheduled to become a market priced emissions trading scheme. The result of the legislation is that both the AWAC refineries, and smelters, will receive 94 and a half per cent issuance of free permits in the first year.

6 | ALUMINA LIMITED ANNUAL REPORT 2012

SUMMARY AND OUTLOOK

The Company’s 2012 result was a disappointment, after improvements in prior years. Despite the very difficult market conditions that led to this outcome, we are heartened by the progress made on important initiatives that will ultimately strengthen the Company’s position and improve returns for shareholders.

In the short term, the most important of these was the continued focus on cost control and productivity across all of our existing operations. This was achieved through production creep at our low cost assets, planned curtailments at higher cost refineries, and hard-won productivity improvements across the board.

Of particular note were the significant improvements achieved in the financial performance of the Brazilian operations, and the step-change improvements in energy costs that are underway at the higher cost refineries to improve their competitiveness.

The pricing system for alumina, has moved towards spot or index pricing which de-links the price for alumina from the aluminium price. This has delivered a lift in prices received relative to the historic pricing mechanism and will ultimately shift alumina pricing to better reflect alumina’s supply and demand fundamentals and other alumina fundamentals.

The greenfield development through the AWAC joint venture with Ma’aden is a longer term investment in further reducing AWAC’s average costs of production.

At an industry level, the 2013 year has started with a more positive tone, with aluminium prices recovering somewhat from their lows in 2012. However, Alumina Limited remains cautious on the outlook for 2013 with prices expected to remain uncertain.

Chinese alumina refineries use domestic and imported bauxite. Historically, significant volumes of bauxite have been imported from lndonesia. ln May, lndonesia introduced new export taxes and restricted exports of bauxite. Chinese production of alumina using imported bauxite is increasing. The cost of supplying bauxite to China is also rising and this is expected to impact Chinese alumina costs.

AWAC remains the largest and a low cost alumina producer, and so in the medium term should benefit as the alumina market grows. It will also benefit from the trend of alumina pricing based on indices. As a higher percentage of alumina sales contracts are priced off alumina spot indices, this will better reflect the fundamentals of the industry and should see the share of the supply chain value moving upstream. In a continuing weak price and strong Australian exchange rate environment, the focus of AWAC is to continue to drive productivity and supply chain improvements. The Board would like to thank the staff of Alumina Limited for their contributions during 2012.

John Pizzey

Chairman

John Bevan

Chief Executive Officer

7

SUSTAINABILITY AND ALUMINA LIMITED

Alumina Limited’s commitment to sustainability is a commitment to operating responsibly. Employing strategies now, that generate a positive legacy for our numerous stakeholders.

SUSTAINABILITY STRATEGY

We believe that sustainability is about working more effectively and efficiently to improve environmental outcomes and limit the impact on the environment, improve the quality of life of people impacted by AWAC operations including the safety and health of AWAC employees and drive business performance and long-term stakeholder value.

To be effective, we believe that sustainability goals need to be incorporated into business strategy and processes rather than a subordinate effort that risks being diluted. Also, sustainability goals must be measureable, accountable and impact performance indicators.

As a non-operating partner in AWAC, we turn to, and support, AWAC’s operating manager Alcoa, in its sustainability program. Alcoa, the operator/manager of AWAC’s business is a world leader of best-practice sustainability, recognised by sustainability benchmarks such as the Dow Jones Sustainability Index.

Alumina Limited supports Alcoa’s sustainability vision and also seeks to protect its own stakeholder interests by engaging in a process with Alcoa that includes participation in:

- AWAC’s Strategic Council (the formal governing body of AWAC),

- The Board of Alcoa of Australia Limited,

- The AWA of Brazil SA Advisory Board.

Representation on the above bodies enables Alumina Limited access to consider, amongst other matters:

- detailed reporting of sustainability performance against targets and key indicators -occupational health, safety and environmental performance.

In addition, Alumina Limited’s management holds regular discussions with AWAC management to keep informed on operational matters. Alumina Limited’s Board and management also visit AWAC operational sites to gain first-hand insight into operational matters.

Alumina Limited has a Risk Management Framework to assess sustainability risk levels and identify strategies to minimise impact and maximise opportunity.

Regarding the AWAC joint venture, Alcoa Inc. is the manager and has a key risk management role over the operations, administration and marketing functions. Alcoa have, as a result of their assessments, established group wide sustainability goals that have implications for AWAC operations.

Separately Alumina Limited conducted an internal assessment to identify the key AWAC sustainability matters that can affect Alumina’s stakeholders.

AWAC SUSTAINABILITY MANAGEMENT

Alcoa has been setting sustainability targets, and reporting against them since the early 1990’s. Commencing in 2011, Alcoa redefined it’s sustainability process by introducing Sustainability Roadmaps for their Global Primary Products business, the business that incorporates AWAC’s alumina refineries and two aluminium smelters. The Sustainability Roadmap provides the direction, process steps, business decisions and technical improvements that are required to deliver long-term sustainability objectives.

Sustainability Scorecards were also introduced for every site. The Scorecard is designed to facilitate the integration of sustainability targets with business strategy. It also aids sustainability reporting by providing a means to measure progress against short-term sustainability objectives.

Performance is reported quarterly against targets and key indicators. Within AWAC’s operational workforce, sustainability objectives have been integrated into its remuneration performance appraisal process to reinforce the importance of those objectives.

Alumina Limited fully supports this approach, which embeds sustainability deeper into AWAC and its everyday activities.

8 | ALUMINA LIMITED ANNUAL REPORT 2012

SUSTAINABILITY MATERIAL RISKS AND LONGER-TERM OBJECTIVES

AWAC AREAS OF KEY MATERIALITY	POTENTIAL IMPACT ON SUSTAINABILITY OF AWAC	LONG-TERM GLOBAL OBJECTIVES ESTABLISHED BY ALCOA[1]
Energy usage and security	Energy is an essential component in alumina and aluminium production. As both processes are energy intensive, it represents approximately 29% of all alumina costs and 36% of all aluminium costs. Energy efficiency is a key factor in sustainable business and environmental performance.	From a 2005 baseline, a 10% reduction in the energy intensity of Global Primary Products (that includes AWAC operations) by 2020 and 15% by 2030.
Water management and security	Water is an essential raw material, used at every point of AWAC's mining, refining and smelting operations. Water scarcity has the potential to impact AWAC's costs, production volume and financial performance.	From a 2005 baseline, a 25% reduction in average freshwater-use intensity by 2020 and 30% by 2030.[2]
Emissions	Aluminium production is an energy-intensive operation. The carbon footprint is significantly affected by the electricity energy provider. Greenhouse gas emissions (GHG) are the natural corollary to AWAC'S energy-intensive operations. High energy use results in high emission levels, especially when much of that energy is sourced from fossil fuel products such as fuel oil, coal and electricity generated from coal-fired power stations.	From a 2005 baseline, a 30% reduction in total (direct and indirect) carbon dioxide equivalent intensity in Global Primary Products (which includes AWAC operations) by 2020, and 35% by 2030.[2]
Land management and rehabilitation	Bauxite mining accounts for most of the land that is disturbed as a result of AWAC's operations. AWAC is committed to minimising the disturbance of the original habitat. It works closely with community and regulatory stakeholders to restore those lands affected to the most productive use possible, including, where feasible, re-establishing pre-operating conditions.	Achieve a rolling five-year corporate-wide ratio of 0.75:1 for new active mining disturbance to rehabilitation; maintain a ratio of 1:1 by 2030 to ensure no net expansion in new disturbance.
Waste	Alumina and aluminium processing creates waste products, the most significant being bauxite residue (approximately 1.5 tonne of residue results per tonne of alumina produced). Minimising waste through innovative processes and alternative uses for waste products is a priority that will reduce AWAC's environmental footprint.	Rehabilitate 30% of total bauxite residue storage area by 2020; 40% by 2030. Recycle or reuse 15% of bauxite residue generated by 2020 and 30% by 2030.
Workforce health and safety	Managing safety in AWAC's complex mining and manufacturing environment requires strong systems as well as a focused safety culture committed to continuous improvement. As the operator, Alcoa has invested substantial intellectual, financial and system resources over several decades to understand the key drivers behind safety behaviour. The sole aim is to eliminate fatalities and serious injuries from AWAC's operations.	Zero fatalities A total recordable injury rate of 0.68 by 2020 and 0.19 by 2030.
Relationships with neighbouring local communities where AWAC conducts business	AWAC is a global enterprise that conducts business in diverse markets and different communities, each with their own values and customs. It is important that interactions are conducted in a way that respects local communities and human rights fostering positive long-term relationships for mutual benefit.	

[1] Alcoa, through their sustainability management processes, developed global sustainability objectives that are measured from a global business perspective. The AWAC assets form a substantial part of Alcoa's Global Primary Products business. However, that business also includes Alcoa's global smelting operations. The AWAC assets contribute to meeting Alcoa's total business sustainability goals.

[2] In 2012 Alcoa amended their 2020 and 2030 sustainability targets for greenhouse gas intensity improvement and freshwater use intensity after successfully exceeding, on a global operations basis, their original 2020 goals. The previous goals for freshwater-use intensity were 10 per cent reduction by 2020 and 25 per cent by 2030 and the previous goals for total emission intensity were, 20 per cent by 2020 and 30 per cent by 2030.

For a more detailed account of Alumina Limited's Sustainability policy and approach, please refer to Sustainability on the Company's website at *www.aluminalimited.com/Sustainability-Policies/*

9

CORPORATE GOVERNANCE

We believe that adherence to a culture of strong corporate governance and business ethics ultimately supports long-term shareholder value and a sustainable business.

APPROACH TO CORPORATE GOVERNANCE

Alumina Limited’s approach to corporate governance focuses on:

- analysing and pursuing best practice governance principles and practices

- promoting ethical values and principles throughout the Company

- prudent delegation of responsibilities

- appropriate internal controls and accountability.

For more in-depth information on Alumina Limited’s Board and Committee Charters and corporate governance policies and practices, please refer to our website at www.aluminalimited.com/governance/

COMPLIANCE WITH CORPORATE GOVERNANCE CODES

Alumina Limited is a listed company on the Australian Securities Exchange (“ASX”) and the New York Stock Exchange (“NYSE”). Alumina Limited meets each of the requirements of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations with 2010 Amendments (2nd Edition) and the NYSE compliance rules as they apply to foreign-listed entities.

GOVERNANCE FRAMEWORK

GOVERNANCE GUIDELINES

VALUES AND CODE OF CONDUCT

BOARD AND COMMITTEE CHARTERS

GOVERNANCE OVERSIGHT

BOARD OF DIRECTORS

AUDIT

NOMINATION

COMPENSATION

COMMITTEE

COMMITTEE

COMMITTEE

Responsibilities Financial management & reporting

Responsibilities Director selection & appointment

Responsibilities Oversight of remuneration, compensation plans, policies and practice

Internal controls

Identify necessary Board & committee competencies

Risk management framework Audit strategy & performance

Assess director skills and competency

DELEGATION AND CONTROLS

DELEGATED

CORPORATE GOVERNANCE

AUTHORITIES

AND INTERNAL CONTROLS

CHIEF EXECUTIVE OFFICER

Senior Management - Management Committee

ETHICAL & ACCOUNTABLE WORK PRACTICES

SHAREHOLDER VALUE

10 | ALUMINA LIMITED ANNUAL REPORT 2012

GOVERNANCE GUIDELINES - PROMOTING ETHICAL CONDUCT AND BEHAVIOUR

Alumina Limited's governance framework is driven by its Values and Code of Conduct. These set the standards that all directors, employees and contractors are required to meet in conducting business on behalf of the Company. The Code of Conduct was developed by aligning the Company's agreed core values with best-practice corporate governance models. Annually, the Company conducts training on the Code of Conduct and its employees are required to demonstrate their commitment to the Code by signing a pledge.

Alumina Limited also has a Sustainability Policy that outlines its commitment and goals towards sustainable business practices in relation to the Company, AWAC and stakeholders.

Alumina Limited's Values and Code of Conduct are detailed in full on the Company website at *www.aluminalimited.com/values-and-code-of-conduct/*

The Board and Board Committee Charters also regulate Alumina Limited's governance management by specifying the scope of the Board or Committee, roles and responsibilities, and delegation of authority.

GOVERNANCE OVERSIGHT

ROLE OF THE BOARD OF DIRECTORS AND DELEGATION OF AUTHORITY

Alumina Limited's Board of Directors is responsible for overseeing the strategic direction of the Company. The Board performs its duties by reference to its governing Charter and in accordance with the ethical guidelines of the Company's overarching Values and Code of Conduct.

The Board recognises that its principal role is to represent shareholders' interests. It fulfils its mandate by:

- appointing the Chief Executive Officer (CEO)
- monitoring the performance of the CEO and senior executives
- formulating Alumina Limited's strategic direction and monitoring its execution
- monitoring and optimising business performance
- approving Alumina Limited's external financial reporting.

The Board operates within its distinct roles and responsibilities as defined in the Board Charter. The Charter also identifies responsibilities that are delegated to the CEO and the senior management team regarding managing the day-to-day affairs of the Company.

The Board has specific roles to fulfil and delegates authority over the Company's day-to-day management to the CEO and the senior executive team. The Board Charter and Company Policies define the scope of authority delegated to senior management. The Charter expressly states matters that cannot be delegated by the Board or its committees. Separate from the delineation of roles described in the Board Charter, Alumina Limited also operates with a Group Authorities Schedule that provides greater clarity about the level and scope of management's delegated authority from the Board.

During 2012 Alumina's Senior Management team consisted of John Bevan, CEO; Chris Thiris, Chief Financial Officer (CFO); and Stephen Foster, General Counsel/Company Secretary.

Alumina Limited's Board Charter is included in full in the Governance section of our website at *www.aluminalimited.com/charter-of-the-board*

BOARD AND COMMITTEE MEMBERSHIP

As at 31 December 2012 the Board of Alumina Limited consisted of five directors: an Executive Director – the CEO, Mr John Bevan – and four Non-executive Directors. Board members at the date of this report and their participation on Board committees are:

DIRECTOR	BOARD STATUS	DATE OF APPOINTMENT	AUDIT COMMITTEE	NOMINATION COMMITTEE	COMPENSATION COMMITTEE
Mr John Pizzey	Chairman, Independent Non-executive Director	8 June 2007	Member	Member	Member
Mr Peter Hay	Independent Non-executive Director	11 December 2002	Member	Member	Member and Chair
Ms Emma Stein	Independent Non-executive Director	3 February 2011	Member	Member and Chair	Member
Mr Peter Wasow	Independent Non-executive Director	26 August 2011	Member and Chair	Member	Member
Mr John Bevan	Executive Director (CEO)	16 June 2008	Not applicable	Not applicable	Not applicable

11

In December 2011 Mr Hay completed nine years of continuous service as a Director of the Company and under the Nomination Committee Charter guidelines, he was due to retire. Taking into account the retirement of two long-serving directors and the resultant diminution of direct Company knowledge and experience, the Directors, according to the discretion granted to them under the Nomination Committee Charter, requested Mr Hay to remain beyond the stated nine-year retirement threshold. Mr Hay consented to continue as a Non-executive Director.

A brief biography of each Alumina Limited Director, summarising their skills, experience and expertise relevant to their role as Director and the period they have held office, is included elsewhere in this annual report (see pages 22 and 23). This disclosure includes the qualifications of the Audit Committee members.

BOARD COMMITTEES

Alumina Limited has three primary Board committees: Audit Committee, Nomination Committee and Compensation Committee. The scope and responsibilities of each committee are governed by a specific Charter. Each committee is formed solely of the Board’s Non-executive Directors. Committee membership and the record of attendance are detailed in the table on page 18. During 2012, and in accordance with Company Policy, the Chairman of the Board, Mr Pizzey, did not chair any of the Board committees.

AUDIT COMMITTEE ROLE

The primary role of the Audit Committee is to assist the Board in fulfilling its responsibilities for Alumina Limited’s financial statements and external reporting. In supporting the Board, the Audit Committee assesses the processes relating to:

- reporting of financial information to users of financial reports

- application of accounting policies

- financial management

- internal financial control systems, including internal audit

- independent auditor qualifications, independence and performance.

The Audit Committee is also responsible for assessing the Company’s exposure to business risks including the strategies in place for managing key risks, and for determining whether there is appropriate coverage in the internal audit plans. The Committee reviews other issues as requested by the Board or the CEO.

The Audit Committee is chaired by Mr Peter Wasow, whom the Board regards as a financial expert.

A copy of the Audit Committee Charter is available at www.aluminalimited.com/audit-committee-charter

ACTIVITIES UNDERTAKEN IN 2012

In 2012 the Audit Committee met nine times and reviewed:

- changes to accounting policy

- external and internal auditor plans and the auditors performance against those plans

- disclosure controls and procedures

- the Company’s International Business Conduct Policy

- non-audit services

- the auditors’ reports

- risk management

- internal control policies.

The Chairman of the Audit Committee consults from time to time with the Company’s external and internal auditors without the presence of Alumina Limited’s management.

COMPENSATION COMMITTEE ROLE

The Compensation Committee is responsible for making recommendations to the Board in relation to the Company’s remuneration strategy, policies and practices. It is accountable for ensuring that, in setting remuneration rewards, employee and shareholder interests are aligned and that remuneration structure and rewards are competitive and will attract and retain motivated and talented employees.

The Committee’s brief includes overseeing the Company’s Short-term and Long-term incentive Incentive plans, remuneration for Non-executive Directors, CEO succession planning and transparent disclosure of the Company’s remuneration practices.

A copy of the Compensation Committee Charter is available at www.aluminalimited.com/compensation-committee

ACTIVITIES UNDERTAKEN IN 2012

The Compensation Committee met five times during 2012 to consider:

- assessing and recommending changes to the Long-term Incentive Plan Comparator Groups

- Non-executive Director remuneration

- executive and staff remuneration review and personal performance assessment

- performance reviews for Short-term and Long-term Incentive Plans

- appointment of remuneration consultants

- approval of Alumina Limited corporate objectives against which the CEO’s compensation is to be measured.

12 | ALUMINA LIMITED ANNUAL REPORT 2012

NOMINATION COMMITTEE ROLE

The Nomination Committee assists and provides recommendations to the Board on succession planning for Directors and the CEO. In preparing recommendations to the Board, the Committee considers the following matters:

- identifying the necessary and desirable competencies of Board members

- regularly assessing competencies necessary to be represented by Board members

- selection and appointment process for Directors

- regularly reviewing the size and composition of the Board, including succession plans

- determining which Non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s Constitution.

A function of the Committee is to ensure that the Board has the right balance of skills and experience to discharge its responsibilities. The Committee will consider individuals for Board membership who have demonstrated high levels of integrity, the ability to create value for shareholders, motivation for the task and who can apply such skills and experience to the benefit of the Company.

A copy of the Nomination Committee Charter is available at www.aluminalimited.com/nomination-committee

ACTIVITIES UNDERTAKEN IN 2012

The Nomination Committee met three times during 2012.

Activities undertaken included:

- succession planning

- review of Mr Wasow’s performance for endorsement for election to the Board

- review of the Company’s Diversity Policy and objectives

- performance evaluation.

BOARD MEETINGS

The Board scheduled 10 formal meetings in 2012, one of which was reserved to review the Company’s strategic plan. It was necessary to convene seven additional meetings to address specific business matters.

Scheduled Board meetings typically involve:

- approving previous minutes and considering outstanding items arising from minutes

- a review of the CEO’s Business Performance Report

- reports on finance and treasury matters

- reports on capital works projects and special projects

- review of industry and global market trends and analysis

- deliberation on internal policy matters

- review of risk management framework

- review of corporate strategy and plans

- consideration of AWAC business matters

- review of CEO performance.

Board meetings are generally attended by the executive management team of the CFO and the General Counsel/ Company Secretary. Other senior managers and expert consultants participate in meetings as required.

Non-executive Directors conduct meetings from time to time without the presence of executives. The Chairman of the Board presides over these meetings. To enable interested parties to make any concern known to Non-executive Directors, the General Counsel/Company Secretary, Mr Foster, acts as an agent for the Non-executive Directors. Procedures for handling all direct communications for Non-executive Directors are detailed on the Company’s website.

Directors’ attendance at Board and Committee meetings is detailed on page 18 of this report.

BOARD AND COMMITTEES PERFORMANCE MEASUREMENT

In 2012 the Board and each of its committees conducted a self-assessment of outcomes versus key performance criteria that are described in the relevant Charters. The assessment was conducted in accordance with the processes outlined and disclosed in the relevant Charters. Directors/Committee members are required to complete a detailed questionnaire to rank performance in relation to relevant business, management and governance matters.

The results of the questionnaire responses were collated and evaluated by the Board on a topic-by-topic basis. Initiatives to improve issues identified in the performance evaluation were discussed and approved.

The Directors and Committee members concluded that the Board and its committees conducted their duties in accordance with their relevant Charters and key performance criteria.

BOARD ELECTION

A Director seeking re-election at an Annual General Meeting is subject to a peer review to determine if their performance meets the performance criteria prior to receiving endorsement for re-election.

Alumina Limited’s Constitution requires Directors (excluding the CEO) to retire at the third Annual General Meeting since they were last elected or re-elected. A retiring Director seeking re-election is subject to an appraisal and recommendation by the Nomination Committee whether to support the Director’s re-election. The Board reviews the Nomination Committee recommendation to determine whether to recommend that shareholders vote in favour of the re-election. Mr Peter Hay, who was last re-elected to the Board at the 2010 Annual General Meeting, together with Ms Emma Stein, who was last re-elected to the Board at the 2011, will stand for re-election at the 2013 Annual General Meeting in accordance with the Company’s Constitution.

13

BOARD SUCCESSION PLANNING AND DIRECTOR APPOINTMENT

The Nomination Committee regularly reviews the size and composition of the Board and whether its members possess the necessary competencies and expertise for the role. The Nomination Committee is also responsible for the Board’s succession planning and, as necessary, nomination of candidates to fill any vacancy on the Board.

The procedure for selection and appointment is detailed in the Nomination Committee Charter, available in the Governance section of the Company’s website.

DIRECTOR SKILLS AND EXPERIENCE

The Board recognises that a key to successfully overseeing Alumina Limited and its interest in AWAC, is the complementary representation on the Board of skills, background and experience in order to bring diversity of thought and robustness in decision-making. Responsibility for assessing the appropriateness of experience and mix of skills of existing and prospective Directors rests with the Nomination Committee. The Nomination Committee uses a Skills Matrix to assess whether the right mix of skills and experience exists among the Board and Committee members and to identify key attributes required for future candidates.

The Committee established several key requirements for Board members and determined that the Directors have the necessary skills and experience.

Key requirements are:

- established management and leadership skills

- international experience

- industry knowledge and experience

- high level of governance experience

- proven record of developing and implementing successful strategy

- financial expertise

- capital projects experience

- joint venture experience.

DIRECTOR INDEPENDENCE

Directors are deemed to be independent if they are independent of management and have no material business or other relationship with the Alumina Limited Group that could materially impede their objectivity or the exercise of independent judgement by the Director or materially influence their ability to act in the best interests of the Group.

Alumina Limited’s guidelines for director independence are formalised in a policy that, among other things, requires the Board to assess director independence on an annual basis and otherwise as it feels is warranted.

In assessing the independence of Directors, the following matters are considered:

- any existing relationships with the Alumina Limited Group, either direct or indirect, including professional affiliations and contractual arrangements

- any past relationships with the Alumina Limited Group, either direct or indirect

- materiality thresholds

- the definitions of independence embodied in Australian and US corporate governance standards.

In forming a decision on director independence, the materiality thresholds used by Alumina Limited include:

- the value of a contractual relationship is the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues

- in relation to a principal of, or employee of, a present or former material professional adviser or consultant of the Company within the previous three years, the greater of $250,000 or 2 per cent of the professional adviser’s or consultant’s gross revenues; or

- for an employee or any family member currently employed as an executive officer by another company that makes payments to or receives payments from the Alumina Limited Group for property or services in an amount that exceeds, in any single fiscal year, the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues.

The Board has concluded that all Non-executive Directors who held office during 2012 are (or were during their period of office) independent. In reaching this conclusion the Board has considered the following relationships and associations:

- Mr Pizzey was, until December 2003, Group President of the Alcoa World Alumina and Chemicals joint venture. He previously held options in Alcoa Inc. However, as reported in the 2011 Annual Report, he ceased to and continues to not hold any options in, or shares in, Alcoa Inc. Mr Pizzey’s previous employment with Alcoa Inc and AWAC does not materially impede his objectivity, exercise of independent judgement, or ability to act in the best interests of the Company. Mr Pizzey’s employment with Alcoa Inc ceased in December 2003, over nine years ago.

- Mr Hay is a Non-executive Director of Australia and New Zealand Banking Group Limited (ANZ), a company that has a contractual relationship with Alumina Limited. Mr Hay declared his interest and has not participated in any decision-making matter that relates to Alumina Limited’s dealings with ANZ. The Board concluded that Mr Hay’s directorship of ANZ does not prejudice his independence.

- Ms Stein is a Director of DUET, a majority owner of the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in which Alcoa of Australia Limited has a 20 per cent interest and is a user. Alumina Limited has a 40 per cent interest in Alcoa of Australia Limited. Ms Stein declared her interest and has not participated in any decision-making matter that relates to Alcoa of Australia Limited’s dealings with the DBNGP. The Board concluded that Ms Stein’s directorship of DUET does not prejudice her independence.

- Mr Wasow has no previous association with the Company or any other relationships that are relevant to his independence.

- Mr Bevan is not considered independent due to his executive responsibilities.

For further information on materiality thresholds and director independence, please refer to the Company’s Director Independence Policy, available on the Company’s www.aluminalimited.com/director-independence/

14 | ALUMINA LIMITED ANNUAL REPORT 2012

DIVERSITY

It is Alumina Limited’s stated goal to contribute positively to the success of the Company by promoting a high-performance culture that draws on the diverse and relevant experience, skills, expertise, perspectives and unique personal attributes of its Board members and employees.

Our Diversity Policy applies to all Alumina Limited employees, including contractors and consultants acting on the Company’s behalf, and includes the recruitment and selection process, terms and conditions of employment including pay, promotion, work assignment, and training as well as any other aspect of employment. Details of the policy are set out under the policies section of the Company’s website at www.aluminalimited.com/diversity-policy/

The Diversity Policy includes a commitment to establishing measurable objectives for gender diversity. Alumina Limited’s diversity objectives since their introduction in 2011 are:

OBJECTIVES

RESULT

To include in the Nomination Committee Charter responsibility for diversity, including an annual review and report on the relative proportion of women and men in the workforce at all levels of the Company

Completed in 2011

To engage consultants who support and promote the Company’s diversity policy, including assisting to identify additional suitably qualified external female candidates

Achieved throughout 2012

To ensure that candidate lists for permanent employee positions are recognisably diverse by age, sex or ethnicity

Achieved throughout 2012

To ensure that in the interview process for each executive position there is at least one appropriately qualified female candidate and at least one female on the interview panel

Achieved throughout 2012

To consider diversity when reviewing board succession plans with the aim to improve gender representation and diversity

Achieved throughout 2012

OBJECTIVE FOR 2012

RESULT

That the Company has at least one female Non-executive Director

Achieved throughout 2012

During 2012 Ms Stein was the only female Non-executive Director representing 25 per cent of the Board’s Non-executive Directors and 20 per cent of total directors. As at 31 December 2012, 31 per cent of Alumina Limited’s employees were women. No women were represented on the three-person senior management team.

DIRECTORS’ AND EXECUTIVES’ REMUNERATION

Details of the remuneration policies and practices of Alumina Limited are set out in the Remuneration Report on pages 26 to 48 of this report. Shareholders will have the opportunity to vote on a non-binding resolution to adopt the Remuneration Report at the 2013 AGM.

DIRECTORS’ SHARE OWNERSHIP

Alumina Limited’s Board policy requires Directors to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director. Once attained, that level of share ownership must be maintained throughout their term of office.

Details of the Non-executive Director share acquisition policy and number of shares held by each Non-executive Director are disclosed on pages 26 and 48 of the Remuneration Report.

CHIEF EXECUTIVE OFFICER

The CEO is responsible for the day-to-day management of the Company and operates under delegated authority from the Board. The CEO’s responsibilities include:

- recommending strategic initiatives to the Board and, where approved, ensuring their implementation

- managing the day-to-day operation of the Company according to the Values and Code of Conduct

- preparing and presenting the Company’s business plans

- appointing and reviewing the performance of senior management.

DIRECTOR EDUCATION

Alumina Limited believes that Director education is vital to maintaining an ongoing knowledge of the aluminium and alumina industry fundamentals and what impacts AWAC’s and ultimately Alumina Limited’s performance. Throughout the year our Directors receive industry briefings including addresses by independent industry specialists. This is supplemented by visits to operating sites for business reviews and by presentations to the Board from AWAC executives.

Directors are also updated on corporate governance and regulatory changes as they apply to corporate governance, accounting standards and relevant industry matters.

15

New Non-executive Directors undertake an induction program on their appointment that provides them with copies of the Company’s key policies, Values and Code of Conduct and information pertaining to the risk management and governance frameworks.

PERFORMANCE EVALUATION

CHAIRMAN, NON-EXECUTIVE DIRECTORS AND CHIEF EXECUTIVE OFFICER

The performance of the Chairman of the Board is assessed annually by the Chairman of the Nomination Committee in consultation with the other Non-executive Directors. In 2012 the performance review of the Chairman of the Board was in accordance with the disclosed process.

The Chairman of the Board reviews each Director’s individual performance annually and that of the CEO on a semi-annual basis. Those performance reviews were conducted in 2012 in accordance with the disclosed process.

SENIOR EXECUTIVES

The CEO undertakes a semi-annual review of the performance of each senior executive against individual tasks and objectives that were agreed to at the beginning of the performance period. These personal objectives relate to key areas of performance over which the individual has accountability and influence. The performance reviews of the senior executives were conducted in 2012 in accordance with the disclosed process.

The Compensation Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives are determined by assessing performance against both individual performance and Company performance targets. Long-term incentives are assessed against the Company’s total shareholder return compared with that of the Australian and industry peer group. In 2012 the Committee conducted those reviews in accordance with the disclosed process.

DIRECTORS’ ACCESS TO INDEPENDENT ADVICE

To fulfil their duties and responsibilities, the Board, its committees and individual Directors equally are entitled to seek independent expert advice on any matter as considered necessary, with the consent of the Chairman or the Board. The Chairman requires the Board’s approval to seek independent advice. Independent advice might be sought in relation to technical or specialised matters and the Company will meet any expense incurred.

COMPANY SECRETARY

Mr Stephen Foster is the Company Secretary/General Counsel. A profile of his qualifications and experience is set out on page

17. The role of Company Secretary/General Counsel in Alumina Limited includes:

- providing legal advice to the Board and management as required

- advising the Board on corporate governance principles

- generally attending all Board meetings and preparing the minutes

- managing compliance with regulatory requirements.

The position of Company Secretary/General Counsel is ratified by the Board.

CORPORATE REPORTING AND RISK MANAGEMENT

The CEO and the CFO have made the following certifications to the Board:

1. In their opinion:

- Alumina Limited’s financial records for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001

- the financial statements and the notes comply with the accounting standards

- the financial statements and the notes give a true and fair view, in accordance with section 297 of the Corporations Act 2001

- the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

2. The above certification is founded on a sound system of risk management and internal control and that system is operating effectively in all material respects in relation to financial reporting risks.

SHARE TRADING POLICY

Alumina Limited has a policy on the trading of Alumina Limited shares by its Directors and employees. The Board believes it is in all shareholders’ interests for Directors and employees to own shares in the Company, and so encourages shareholding subject to prudent controls and guidelines on share trading. The policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities; buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information; trading in derivative products over the Company’s securities or entering into transactions in products that limit the economic risk of their security holdings in the Company.

In addition, Directors and senior management must not buy or sell Alumina Limited shares in the period between the end of the half or full financial year and the release of the results for the relevant period. Directors and senior management must also receive approval from the Chairman or CEO before buying or selling Company shares. A copy of Alumina Limited’s Share Trading Policy can be found on our website at: www.aluminalimited.com/share-trading-policy/

CONTINUOUS DISCLOSURE

Alumina Limited has a Continuous Disclosure Policy that defines the legal and regulatory obligations, materiality guidelines and reporting process, and is designed to ensure compliance with the continuous and periodic disclosure obligations under the Corporations Act 2001 and ASX Listing Rules and to ensure accountability at a senior executive level for

16 | ALUMINA LIMITED ANNUAL REPORT 2012

that compliance. Responsibility for meeting ASX disclosure requirements rests primarily with the Company Secretary. Training is conducted annually with all staff to ensure they understand the Company’s obligations, and their role in fulfilling them, under the continuous disclosure provisions. A review of continuous disclosure matters, if any, is conducted at each Board meeting.

Copies of Alumina Limited’s releases to ASX, investor presentations and Annual Reports are available on the Company’s website at www.aluminalimited.com/announcements/

Alumina Limited’s Continuous Disclosure Policy is available on the Company’s website at: www.aluminalimited.com/ continuous-disclosure-policy/

CONFLICTS OF INTEREST

Each Director has an ongoing responsibility to determine if they have a conflict of interest, whether direct, indirect, real or potential, that may impede their impartial decision-making. Directors are required to disclose to the Board details of any transactions or interests that may create a conflict of interest. Alumina Limited’s Constitution expressly forbids a Director voting on a matter in which they have a direct or indirect material personal interest as defined in section 195 of the Corporations Act 2001 to the extent that it is prohibited by the Corporations Act 2001 or ASX Listing Rules.

AUDIT GOVERNANCE

EXTERNAL AUDIT

PricewaterhouseCoopers is Alumina Limited’s external audit services provider and reports to the Audit Committee. The Audit Committee has responsibility for managing the relationship with the external auditor including their appointment, compensation and agreeing on the scope and monitoring the performance and effectiveness of the annual internal and external audit plans and approval of non-audit related work. The Committee also reviews, at least annually, the assessment of the Company’s exposure to business risks and the strategies in place for managing key risks, and determines whether there is appropriate coverage in the internal audit plans.

All reports issued by the auditor to the Committee are prepared in accordance with Australian Accounting Standards. In accordance with the applicable provisions of the Corporations Act 2001, the external auditor provides an annual declaration of its independence to the Audit Committee. Alumina Limited’s External Auditor Selection and Rotation Policy requires that the lead Partner involved in the external audit of the Company should not remain beyond five years. During 2012 a new lead partner was assigned following the expiration of the preceding partner’s five-year term.

Further information on the relationship with the external auditor is covered in the Audit Committee Charter, which is available on the Company’s www.aluminalimited.com/audit-committee-charter/

NON-AUDIT SERVICES

Alumina Limited and PricewaterhouseCoopers have adopted the following policy in relation to any work undertaken by PricewaterhouseCoopers that does not directly relate to the audit of the Company’s Australian or US statutory accounts:

- PricewaterhouseCoopers services that have fees of up to $100,000 require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported at the next Audit Committee meeting

- for PricewaterhouseCoopers’ services of more than $100,000 and less than $250,000, the provision of such services requires the prior approval of the Audit Committee

-for services of more than $250,000, unless PricewaterhouseCoopers’ skills and experience are integral to the services (in which case the provision of such services requires the prior approval of the Audit Committee), the proposed services are to be put to competitive tender with the requirement for CFO, CEO and Audit Committee Chairman’s approval of the inclusion of PricewaterhouseCoopers in the tender list. The awarding of a contract, following a competitive tender, to PricewaterhouseCoopers for the provision of these services also requires the prior approval of the Audit Committee

Details of non-audit services are described in the Directors’ Report on pages 24 and 25.

ATTENDANCE AT THE ANNUAL GENERAL MEETING

The Partner representing the external auditor attends Alumina Limited’s AGM and is available at the meeting to respond to shareholder questions relating to content and conduct of the audit and accounting policies adopted by the Company regarding preparation of the financial statements. Alumina Limited will accept written questions for the auditor up to five days before the AGM.

INTERNAL AUDIT

Alumina Limited’s internal audit function is conducted by independent accounting firm Deloitte Touche Tohmatsu. It is the internal auditor’s role to act independent of management and external audit to evaluate whether the Company’s processes and controls provide an effective risk management and control framework, and to report their findings to the Audit Committee. The internal auditor has open access to the Chairman of the Audit Committee. The Audit Committee approves the annual internal audit plan and reviews reports on internal audit findings at least annually.

MANAGING BUSINESS RISK

Alumina Limited’s Risk Management Policy sets out the policies and procedures for covering risks such as those relating to markets, credit, price, operating, safety, health, environment, financial reporting and internal control. The Board has adopted the Risk Management Policy. Alumina Limited is exposed to risks, both indirectly through its investment in AWAC, and directly as a separately listed public company.

17

Alcoa, as manager of AWAC, has direct responsibility for managing the risks associated with the AWAC business. Alcoa utilises its policies and management systems to identify, manage and mitigate those risks. Alumina Limited reviews the management and mitigation of AWAC risks through participation on the AWAC Strategic Council and the Boards of the key operating entities within AWAC.

Alumina Limited uses internal controls as well as risk management policies that are appropriate to our risks as an independent corporate entity. We have developed a Risk Management Framework that profiles a range of material business risks, both financial and non-financial in nature, which are potentially significant for the current operation and profitability and/or long-term value of the Company. Each material business risk identified has an explicit risk strategy and system of internal controls.

Alumina Limited’s most significant commercial risk exposures are to alumina and aluminium prices, financing risks, foreign exchange risk, joint venture structure risks, political risks and capital project risk.

Management has provided a report to the Alumina Limited Board on the effectiveness of Alumina Limited’s management of material business risks. Included is assurance from the CEO and CFO that the declaration provided in accordance with section 295A of the Corporations Act 2001 (refer to Corporate Reporting and Risk Management on page 15) is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

Our Risk Management Policy and controls are covered in more detail in the Governance section of our website at: www.aluminalimited.com/risk-management/

EXCHANGE RATE AND ALUMINIUM PRICE RISK

AWAC’s operations are well placed on the global cost curve. Its revenues are underpinned by sales contracts with high-quality industry participants - mainly customers with whom it has longstanding commercial arrangements.

Given this underlying business position, shareholders’ interests are best served by Alumina Limited and AWAC remaining exposed to alumina price and exchange rate risk, and generally not seeking to manage that risk through the use of derivative instruments. However, business circumstances sometimes dictate that it is prudent for the AWAC joint venture and Alumina Limited to manage such risks through derivative instruments.

WHISTLEBLOWING

Alumina Limited has a Whistleblower Policy that encourages and offers protection for staff to report, in good faith, any behaviour, practice, or activity that they have reasonable grounds to believe involves:

- unethical or improper conduct

- financial malpractice, impropriety or fraud

- contravention or suspected contravention of legal or regulatory provisions

- auditing non-disclosure or manipulation of the internal or external audit process.

An independent Whistleblower hotline is available to employees who wish to make an anonymous or confidential complaint, or a formal complaint process can be initiated to designated officers within the Company. A copy of the Whistleblower Policy can be found on the Company’s www.aluminalimited.com/ whistleblower-policy-serious-complaints/

Alumina Limited makes donations each year to non-profit and charitable organisations in the areas of health, education, welfare and the arts. In 2012 the beneficiaries were in the field of children’s health and cancer research. We do not make donations to political parties.

SENIOR MANAGEMENT

Alumina Limited is managed by an experienced management team focusing on maximising returns, growing the Company, and ensuring shareholders benefit fully from Alumina Limited’s interest in the AWAC joint venture. Our executive management team comprises:

JOHN BEVAN - BCOM

CHIEF EXECUTIVE OFFICER

John Bevan has responsibility for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. He had a long career with the BOC Group Plc, including a variety of management roles in Australia, Korea, Thailand and the UK, before becoming Chief Executive of Asia in 2000. He was a Director of BOC Plc in London from 2003 to 2007. In 2012 Mr Bevan was appointed as a Non-Executive Director of Ansell Limited. Mr Bevan has strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.

CHRIS THIRIS - BA (ACC) MBA

CHIEF FINANCIAL OFFICER

Chris Thiris joined Alumina Limited in September 2011 as Interim Chief Financial Officer and became Chief Financial Officer in December 2011. He is responsible for accounting, treasury, investor relations and taxation. Mr Thiris has extensive experience in finance and other management functions gained through senior roles he has held in Orchard Funds Limited and Coles Group Limited.

STEPHEN FOSTER - BCom LLB(Hons)

GDIPAPPFIN SEC (INST) GRADDIP CSP ACIS

GENERAL COUNSEL & COMPANY SECRETARY

Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years, at Village Roadshow and WMC Limited.

18 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED DIRECTORS' ATTENDANCE AT MEETINGS

ALUMINA LIMITED DIRECTORS' ATTENDANCE AT MEETINGS JANUARY TO DECEMBER 2012

	Board Meeting		Board Committee meetings		Audit Committee meetings		Compensation Committee meetings		Nominations Committee meetings	
Directors	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
G J Pizzey	17	17	2	2	9	9	5	5	3	3
P A F Hay	17	17	13	12	9	9	5	5	3	3
E R Stein	17	15	13	13	9	9	5	5	3	3
P Wasow	17	17	14	14	9	9	5	5	3	3
J A Bevan	17	17	16	16	–	–	–	–	–	–

SHAREHOLDERS

Alumina Limited has approximately 72,000 shareholders, with the 20 largest holding 74 per cent of the approximately 2.44 billion shares on issue. Approximately 95 per cent of all registered shareholders have registered addresses in Australia. Alumina Limited's shares are listed on the ASX and NYSE.

The level of beneficial ownership of the Company's shares by US persons is approximately 21 per cent. No single beneficial holder holds in excess of 10 per cent as at 31 December 2012.

SHAREHOLDER COMMUNICATION

Effective and timely communication with Alumina Limited shareholders and the market is a critical objective of the Company. We also recognise that communication is two-way.

Alumina Limited uses internet-based information systems to provide efficient communication with shareholders and the investment community. Examples include posting Company announcements on our website (usually within one hour of lodgement with ASX), and webcasting financial presentations and briefings. Shareholders may elect to receive all Company reports and correspondence by mail or email.

Alumina Limited is a member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. For every shareholder who registers their email address via eTree, we donate $2 to Landcare Australia to support reforestation projects.

We are interested in shareholder questions and feedback, which can be directed to the Company through the mail or via the feedback facility available on our website.

For further information on shareholder communications, including our Continuous Disclosure Policy, refer to the Shareholder Communication Strategy located on our website at *www.aluminalimited.com/shareholder-communication-strategy/*

PRACTICES WITH THE NYSE LISTING RULES

Alumina Limited shares trade in the form of American Depositary Receipts (ADRs) on the NYSE and, qualifying as a non-US issuer, Alumina Limited is allowed to follow home-country practice in lieu of the NYSE Listing Rules. However, the Company is required to meet NYSE rules on Audit Committee requirements and to disclose any significant way in which Alumina Limited's corporate governance practices differ from those followed by US companies under the NYSE Listing Rules.

More detail about the ways in which Alumina Limited's corporate governance practices differ from those stipulated by the NYSE Listing Rules can be found in the Governance section of our website at *www.aluminalimited.com/nyse-corporate governance-standards/*

19

SHARE ENQUIRIES

Investors seeking information about their Alumina Limited shareholding or dividends should contact:

Computershare Investor Services Pty Limited GPO Box 2975 Melbourne, Victoria 3001 Australia Telephone 1300 556 050 (for callers within Australia) +61 (0) 3 9415 4027 (for international callers) Facsimile (03) 9473 2500 (for callers within Australia) +61 (0) 3 9473 2500 (for international callers)

Email web.queries@computershare.com.au

Please note that, when seeking information, shareholders will be required to provide their Shareholder Reference Number or Holder Identification Number, which is recorded on their shareholding statements.

AMERICAN DEPOSITARY RECEIPTS

Alumina Limited shares are traded on the NYSE as ADRs.

This facility enables American investors to conveniently hold and trade Alumina Limited securities. Each ADR represents four Alumina Limited shares. Investors seeking information about Alumina Limited’s ADRs should contact the Company’s depositary, The Bank of New York Mellon:

BNY Mellon Shareowner Services BNY Mellon Depositary Receipts PO Box 43006 Providence, RI 02940-3006 Toll free number (for callers within the USA) 1-888-BNY-ADRS (1-888-269-2377) Telephone (for non-US callers)

+1 201-680-6825

Website: www.bnymellon.com/shareowner

Email: shrrelations@bnymellon.com

20 | ALUMINA LIMITED ANNUAL REPORT 2012

COMPARISON TO ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS WITH 2010 AMENDMENTS (2ND EDITION)

RECOMMENDATION COMPLIANCE REFERENCE

PRINCIPLE 1 LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1 Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions. Comply Page 10

1.2 Companies should disclose the process for evaluating the performance of senior executives. Comply Page 15

1.3 Companies should provide the information indicated in the Guide to reporting on Principle 1. Comply n/a

PRINCIPLE 2 STRUCTURE THE BOARD TO ADD VALUE

2.1 A majority of the board should be independent directors. Comply Page 13

2.2 The chair should be an independent director. Comply Page 13

2.3 The roles of chair and chief executive officer should not be exercised by the same individual. Comply Page 10

2.4 The board should establish a nomination committee. Comply Page 12

2.5 Companies should disclose the process for evaluating the performance of the board, its committees and individual directors. Comply Page 12

2.6 Companies should provide the information indicated in the Guide to reporting on Principle 2. Comply n/a

PRINCIPLE 3 PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

3.1 Companies should establish a code of conduct and disclose the code or a summary of the code as to: Comply Page 10

- the practices necessary to maintain confidence in the company’s integrity;

- the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders; and

- the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

3.2 Companies should establish a policy concerning diversity and disclose the policy or a summary of that policy. The policy should include requirements for the board to establish measurable objectives for achieving gender diversity for the board to assess annually both the objectives and progress in achieving them. Comply Page 14

3.3 Companies should disclose in each annual report the measurable objectives for achieving gender diversity set by the board in accordance with the diversity policy and progress towards achieving them. Comply Page 14

3.4 Companies should disclose in each annual report the proportion of women employees in the whole organisation, women in senior executive positions and women on the board. Comply Page 14

3.5 Companies should provide the information indicated in the Guide to reporting on Comply n/a

Principle 3.

21

RECOMMENDATION COMPLIANCE REFERENCE

PRINCIPLE 4 SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

4.1 The board should establish an audit committee. Comply Page 11

4.2 The audit committee should be structured so that it: Comply Page 10

- consists only of non-executive directors;

- consists of a majority of independent directors;

- is chaired by an independent chair, who is not chair of the board; and

- has at least three members.

4.3 The audit committee should have a formal charter. Comply Page 11

4.4 Companies should provide the information indicated in the Guide to reporting on Comply n/a

Principle 4.

PRINCIPLE 5 MAKE TIMELY AND BALANCED DISCLOSURE

5.1 Companies should establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

Comply Page 15

5.2 Companies should provide the information indicated in the Guide to reporting on Comply n/a

Principle 5.

PRINCIPLE 6 RESPECT THE RIGHTS OF SHAREHOLDERS

6.1 Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.

Comply Page 18

6.2 Companies should provide the information indicated in the Guide to reporting on Comply n/a

Principle 6.

PRINCIPLE 7 RECOGNISE AND MANAGE RISK

7.1 Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies. Comply Page 16

7.2 The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks. Comply Page 17

7.3 The board should disclose whether it has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks. Comply Page 17

7.4 Companies should provide the information indicated in the Guide to reporting on Principle 7. Comply n/a

PRINCIPLE 8 REMUNERATE FAIRLY AND RESPONSIBLY

8.1 The board should establish a remuneration committee. Comply Page 11

8.2 The remuneration committee should be structured so that it: Comply Page 10

- consists of a majority of independent directors;

- is chaired by an independent chair; and

- has at least three members.

8.3 Companies should clearly distinguish the structure of non-executive directors’ remuneration from that of executive directors and senior executives. Comply Pages 26-48

8.4 Companies should provide the information indicated in the Guide to reporting on Principle 8. Comply n/a

22 | ALUMINA LIMITED ANNUAL REPORT 2012

DIRECTORS’ REPORT

The Directors present their report on the consolidated entity consisting of Alumina Limited (the Company) and the entities it controlled at the end of, or during, the year ended 31 December 2012 (the “Group”).

DIRECTORS

The following persons were Directors of Alumina Limited during the whole of the financial year and up to the date of this report:

- G J Pizzey (Chairman)

- J Bevan (Chief Executive Officer)

- P A F Hay

- E R Stein

- P C Wasow

BOARD OF DIRECTORS

Alumina Limited Directors in office as at 31 December 2012 were:

MR G JOHN PIZZEY - B.E (CHEM), DIP. MGT. FTSE FAICD

INDEPENDENT NON-EXECUTIVE DIRECTOR AND CHAIRMAN

Mr Pizzey was elected a director of Alumina Limited on 8 June 2007. He is Chairman of Iluka Resources Ltd (appointed November 2005) and a director of Amcor Limited (September 2003). Mr Pizzey is a life governor of Ivanhoe Grammar School and a former chairman and director of the London Metal Exchange. He is a member of the Audit, Nomination and Compensation Committees and was Chair of the Audit Committee to 30 November 2011. Mr Pizzey brings extensive knowledge gained in over 33 years in the alumina and aluminium industry.

MR PETER A F HAY - LLB

INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr Hay has been a Director of Alumina Limited since 11 December 2002. He is Chairman of the Advisory Board of Lazard in Australia, and is a director of Australian and New Zealand Banking Group Limited (appointed November 2009), GUD Holdings Limited (May 2009), and Myer Holdings Limited (February 2010). He is also a Director of Landcare Australia Limited, Epworth Foundation and a former director of NBN Co Limited (resigned August 2012). He is a former Chief Executive Officer of the law firm Freehills. He is a member of the Audit Committee, and Nomination Committee and Chair of the Compensation Committee. Mr Hay brings to the Board considerable legal experience and advisory skills particularly in relation to public company takeovers, corporate governance matters and risk management.

MS EMMA R STEIN - BSC (PHYSICS) HONS, MBA, FAICD

INDEPENDENT NON-EXECUTIVE DIRECTOR

Ms Stein was elected as a director of Alumina Limited on 3 February 2011. Ms Stein is currently Non-executive Director of Clough Limited (appointed July 2008), Non-executive Director for Diversified Utilities Energy Trust (June 2004), Non-executive Director for Programmed Maintenance Group (June 2010), Transpacific Industries Group Ltd (August 2011) and Transfield Services Infrastructure Fund (appointed October 2010 and resigned July 2011). Formerly the UK Managing Director for French utility Gaz de France’s energy retailing operations, Ms Stein moved to Australia in 2003. Before joining Gaz de France she was UK Divisional Managing Director for British Fuels. Ms Stein is a member of the Audit Committee, Compensation Committee and Chair of the Nomination Committee since 3 March 2011. She has considerable experience with industrial customers, international energy and utilities markets and investments in long life assets and projects.

23

MR PETER C WASOW - BCOM, GRADDIPMGMT, FCPA

INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr Wasow was appointed a director of Alumina Limited on 26 August 2011. He is a member of the Nomination Committee, Compensation Committee and Chair of the Audit Committee from 30 November 2011. He is also a former Non-executive Director of Murchison Metals Limited (appointed May 2011 and resigned February 2012). Mr Wasow served 8 years at major Australian oil and gas producer Santos Limited from 2002 to 2010. Initially appointed as Chief Financial Officer, he assumed the additional role of Executive Vice President from 2008.

Prior to joining Santos in 2002, Mr Wasow held several senior roles over a 23-year career at BHP including Vice President of Finance. Mr Wasow brings to the Board extensive financial skills and experience in the resource and energy industries.

MR JOHN BEVAN - BCOM

EXECUTIVE DIRECTOR - CHIEF EXECUTIVE OFFICER

Mr Bevan was elected as Executive Director and Chief Executive Officer on 16 June 2008. He is currently a Non-executive director of Ansell Limited (appointed August 2012). Prior to commencing at Alumina Limited, Mr Bevan most recently held the position of chief executive of Process Gas Solutions at BOC Group Plc and was elected to the Board of Directors. He had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003-2007.

COMPANY SECRETARY

STEPHEN FOSTER - BCOM LLB(HONS) GDIPAPPFIN (SEC INST)GRADDIP CSP, ACIS

GENERAL COUNSEL/COMPANY SECRETARY

Mr Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens Linklaters).

Details of the Company Secretary role are contained on page 15.

Particulars of the numbers of meetings of the Company’s Directors (including meetings of committees of Directors) and the number of meetings attended by each Director are detailed on page 18.

Particulars of relevant interests of shares held by the Directors of the Company in the Company or in any related body corporate as at the date of this report are set out on page 42.

24 | ALUMINA LIMITED ANNUAL REPORT 2012

INSURANCE OF OFFICERS

During or since the end of the financial year, the Group has paid the premiums in respect of a contract to insure Directors and officers of the Group against liabilities incurred in the performance of their duties on behalf of the Group.

The officers of the Group covered by the insurance policy include any natural person acting in the course of duties for the Group who is or was a Director, secretary or executive officer as well as senior and executive staff. The Company is prohibited, under the terms of the insurance contract, from disclosing details of the nature of liability insured against and the amount of the premium.

DIVIDENDS

Details of the dividends paid during the financial year are referred to in Note 9 of the Financial Report found on page 67.

PRINCIPAL ACTIVITIES

The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (AWAC). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting. There have been no significant changes in the nature of these activities.

REVIEW OF OPERATIONS AND RESULTS

The financial results for Alumina Limited include the 12 months results of AWAC and associated corporate activities.

The Group’s net loss attributable to members of Alumina Limited was US$62 million (2011: US$127 million profit).

The Group’s underlying earnings for 2012 were a loss of US$53 million (2011: US$128 million profit). For further information on the operations of the Group during the financial year and the results of these operations (including the calculation of underlying earnings), refer to page 3.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Other than as reported in Note 33 of the Financial Report, refer to page 91, there are no significant events occurring after the balance sheet date.

LIKELY DEVELOPMENTS

In the opinion of the Directors it would prejudice the interests of the Group to provide additional information, except as reported in this Directors’ Report, relating to likely developments in the operations of the Group and expected results of those operations in the financial years subsequent to the financial year ended 31 December 2012.

ENVIRONMENTAL REGULATION

AWAC’s Australian operations are subject to various Commonwealth and state laws governing the protection of the environment in areas such as air and water quality, waste emission and disposal, environmental impact assessments, mine rehabilitation, and access to and use of ground water.

In particular, most operations are required to be licensed to conduct certain activities under the environmental protection legislation of the state in which they operate, and such licences include requirements specific to the subject site.

ROUNDING OF AMOUNTS

The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in the Financial Report and this Directors’ Report have been rounded off to the nearest hundred thousand dollars, except where otherwise required, in accordance with that Class Order.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There have been no significant changes in the state of affairs of the consolidated entity during the financial year.

AUDITOR

PricewaterhouseCoopers continues in office, in accordance with the Corporations Act 2001.

NON-AUDIT SERVICES

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the consolidated entity are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out on the following page.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee is satisfied that the provision for the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor.

- None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

A copy of the Auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 is set out on page 44 of this Report.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

25

CONSOLIDATED ENTITY US$ THOUSAND

2012 2011

Amounts received or due and receivable by PricewaterhouseCoopers Australia:

Audit and review of the financial reports 865 867

Other assurance services 4 4

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia

Overseas taxation services 16 65

Total 885 936

26 | ALUMINA LIMITED ANNUAL REPORT 2012

REMUNERATION REPORT

OVERVIEW

This Remuneration Report outlines Alumina Limited’s approach to remunerating its Directors and Senior Executives. The information provided is given in accordance with the requirements of the Corporations Act and has been audited. This report forms part of the Directors’ Report for the year ended 31 December 2012.

All contracts for Key Management Personnel are denominated in Australian dollars and accordingly all figures in the Remuneration Report are Australian dollars unless otherwise shown.

KEY MANAGEMENT PERSONNEL

This report covers remuneration arrangements and outcomes for the following Key Management Personnel of Alumina Limited:

NON-EXECUTIVE DIRECTORS

- Mr John Pizzey - Non-Executive Director since 8 June 2007, Chair of the Audit Committee from 1 May 2008 to 30 November 2011, and Chair of the Board of Directors from 1 December 2011;

- Mr Peter Hay - Non-Executive Director, Chair of the Nomination Committee from 11 December 2002 to 3 March 2011 and Chair of the Compensation Committee from 3 March 2011;

- Ms Emma Stein - Non-Executive Director since 3 February 2011 and Chair of the Nomination Committee from 3 March 2011;

- Mr Peter Wasow - Non-Executive Director since 26 August 2011 and Chair of the Audit Committee from 30 November 2011;

SENIOR EXECUTIVES

- Mr John Bevan - Executive Director and Chief Executive Officer of Alumina Limited since 16 June 2008;

- Mr Chris Thiris - Interim Chief Financial Officer, a position he held from 15 September 2011 to 13 December 2011, and Chief Financial Officer from 13 December 2011;

- Mr Stephen Foster - General Counsel/Company Secretary, a position he has held since 4 December 2002.

REMUNERATION STRATEGY AND POLICY

Alumina Limited’s remuneration strategy seeks to recognise the unique nature of the Company as an investor and joint venturer with Alcoa in AWAC.

The role of the Company’s executives is to protect and enhance the Company’s investment in AWAC. While Alcoa is the manager and has operational control, the executives closely monitor the performance of the operations and actively contribute to AWAC’s thinking on strategy, capital deployment and significant decisions. To be effective in this, the executives must demonstrate a meaningful insight to the bauxite, alumina and aluminium industry.

At the Alumina Limited level, the executives ensure that an effective capital structure is maintained and appropriate governance structures, systems and processes are in place to protect and enhance the interests of shareholders.

The remuneration strategy also seeks to recognize that major factors in AWAC’s financial performance cannot be controlled, in particular energy costs, metal prices and currency exchange rates.

Against this backdrop Alumina Limited’s remuneration strategy is twofold. Firstly, it is designed to attract and retain motivated and high quality employees. Also, remuneration is structured to link reward to performance based on a mix of definitive and measurable, corporate and personal objectives. Purposely, those objectives are interconnected with the interests of shareholders to ensure that management’s energies are directed to achieving favourable outcomes for shareholders.

27

REMUNERATION GOVERNANCE AND PROCESS

INTERNAL GOVERNANCE

Alumina Limited’s Board of Directors has delegated responsibility to the Compensation Committee (the “Committee”) to:

- devise a remuneration strategy and policy,

- establish appropriate performance objectives and measures,

- provide the Board with remuneration recommendations to consider,

- oversee the implementation of the remuneration strategy and policy.

In developing and maintaining the Company’s remuneration strategy and structures, the Committee evaluates the relevance of the strategy and structure against industry standards and community yardsticks. To ensure that, where possible, it verifies the appropriateness of the strategy and structure by reference to information and advice external to the Company.

The Committee believes that the outcome of the remuneration strategy and associated structures continue to meet the Company’s overall business and remuneration objectives.

The remuneration objectives are structured so that;

- shareholders’ interests and employee interests are in alignment;

- the Company is able to attract, develop and retain superior talent; and

- rewards are linked to performance.

The Committee met five times in 2012 (2011: six times), with senior executives attending certain meetings by invitation.

In seeking to achieve the objective of attracting and retaining motivated and high-quality talent, the Compensation Committee conducts an annual review of the senior executive remuneration to ensure that it is competitive in the talent marketplace. The review determines if the quantum of fixed and variable remuneration for each senior executive is appropriately competitive in comparison to remuneration levels of executives in similar-sized companies and with approximate job responsibilities. The operation of Alumina Limited as a non-operating partner in AWAC requires only a small senior executive team. Team members need strong business skills, acumen and experience to deal with complex business, industry and market matters relevant to the AWAC enterprise, the world’s largest alumina business. They are required to act on matters that affect the interests of AWAC yet also have the underlying responsibility to protect the interests of and grow value for Alumina Limited’s stakeholders.

REMUNERATION CONSULTANTS

In considering Director and executive remuneration strategies, quantum of remuneration and associated statutory obligations; the Compensation Committee may seek advice from independent remuneration consultants.

Alumina Limited has developed procedures that apply to the engagement of remuneration consultants and the processes to be followed regarding recommendations and the protocols that apply to the consultants. Training is conducted on an annual basis to ensure the relevant executives understand the procedures.

Where advice is obtained from a consultancy, the Committee will ensure appropriate independence and quality by:

- selecting the consultant;

- briefing the consultant;

- receiving the report directly from the consultant rather than via Company executives; and

- the consultant declaring that the remuneration recommendation is free from undue influence by the Key Management Personnel to whom it relates.

During 2012 the Compensation Committee received remuneration-related advice from Ernst & Young and Mercer Consulting (Australia).

Ernst & Young provided guidance relating to:

- local and international remuneration trends and regulations;

- market remuneration analysis on Board and executive remuneration,

- the Remuneration Report,

- ad hoc advice as requested,

- remuneration recommendations regarding design and implementation of executive remuneration strategy or components of the executive remuneration framework.

Ernst & Young provided the Committee with a declaration that remuneration recommendations were prepared free of any undue influence from Key Management Personnel. The Board was satisfied that the recommendations were prepared free of any undue influence based on the close interaction between the Compensation Committee and Ernst & Young representatives on remuneration related recommendations.

Mercer Consulting (Australia) provided Alumina Limited with technical services, data provision and calculations advice in relation to the Employee Share Plan (ESP) and did not provide remuneration recommendations.

In 2012, Ernst & Young was paid approximately $125,000 (in cash) for their services of which $49,000 related to remuneration recommendations. Mercer Consulting (Australia) was paid $13,000 (in cash) for services provided during 2012.

Remuneration consultants attended some Compensation Committee meetings to deal with remuneration matters.

28 | ALUMINA LIMITED ANNUAL REPORT 2012

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY

Alumina Limited aims to attract directors with appropriate skills and experience to ensure a high level of contribution and support for the Company's activities. Non-Executive Directors' fees are reviewed annually and are determined based on comparative analysis and advice from remuneration consultants, and take into account the Directors' responsibilities and time spent on Company business.

Alumina Limited's Non-Executive Directors, excluding the Chairman, received a base fee of $150,000 for fulfilling their duties as Directors during 2012. In 2012 the Chairman received a base fee of $360,000. The base fees applicable in 2012 did not change from the fee level of 2011. In addition to the base fee, each Director, other than the Chairman, receives Committee fees of:

- an aggregate total amount of $10,000 per annum for membership of Board Committees;
- $10,000 per annum for chairing Board Committees and $15,000 for chairing the Audit Committee.

The maximum remuneration for Non-Executive Directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for Non-Executive Directors is $1,250,000 per annum. A total of $937,473 was paid in Non-Executive Director fees in 2012. No performance-related remuneration is paid to Non-Executive Directors, nor do they participate in the ESP.

During 2012 a review was undertaken by Ernst & Young of Non-Executive Director fee levels of comparable companies.

The Board reviewed Non-Executive Directors' fees and determined in the context of business conditions that there would be no increase for the 2013 year.

TABLE 1.0 - NON-EXECUTIVE DIRECTORS - REMUNERATION

	JOHN PIZZEY[1]		PETER HAY		EMMA STEIN[1]		PETER WASOW[1]		DON MORLEY[1]		RON MCNEILLY[1]	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Short-term Benefits												
Fees – Cash[1]	360,000	190,417	170,000	170,000	170,000	153,971	175,000	57,045	–	330,000	–	30,295
Value of shares acquired in lieu of fees	–	n/a	–	n/a	–	n/a	–	n/a	–	n/a	–	n/a
Non-monetary benefits	–	n/a	–	n/a	–	n/a	–	n/a	–	4,946	–	n/a
Post Employment												
Superannuation Guarantee	16,123	15,477	15,300	15,250	15,300	13,831	15,750	5,134	–	14,173	–	2,710
Retirement Benefit accrued	–	n/a	–	n/a	–	n/a	–	n/a	–	n/a	–	n/a
Total Remuneration	**376,123**	**205,894**	**185,300**	**185,250**	**185,300**	**167,802**	**190,750**	**62,179**	**–**	**349,119**	**–**	**33,005**

[1] Directors' receive a base fee for participation on the Board as well as additional Committee fees for Committee chairmanship or membership.

NON-EXECUTIVE DIRECTOR SHARE ACQUISITIONS

Non-Executive Directors are required to hold shares in the Company having a value at least equal to their annual fees at the expiry of their first term as directors. The requirement can be satisfied when shares are acquired during the Director's first term or at the expiry of the first term.

Non-Executive Directors shareholdings details are set out in Table 6.

29

EXECUTIVE REMUNERATION

POLICY

Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so the Company is committed to ensuring that its remuneration process:

- aligns executive and shareholder interests,

- recognises and rewards superior senior executive performance.

POLICY FOR SETTING THE NATURE AND AMOUNT OF REMUNERATION

In determining the nature and amount of senior executive’s remuneration, the Company takes into account:

- requirements of the executive’s role,

- level of influence of the executive over Alumina Limited’s performance,

- geographic spread of the executive’s role,

- skills and experience required and those of the executive,

- the executive’s individual performance,

- similarities to and differences from other roles in the Comparator Group.

SUPERANNUATION

All Alumina Limited employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee’s fixed annual remuneration. Alumina Limited contributes 9 per cent of employees’ salary up to the maximum superannuation contributions base, which is linked to each individual’s earnings. The maximum contributions base is an annual income of approximately $179,000.

SENIOR EXECUTIVE REMUNERATION STRUCTURE

The Chief Executive Officer, senior executives and professional employees all share the same remuneration structure comprising of fixed remuneration and ‘at risk’, short-term and long-term incentive components. Also considered in the remuneration structure, is the balance between reward payments made in cash and deferred equity. The following table indicates the structure of senior executive remuneration and manner in which their remuneration is paid.

FIXED

FIXED ANNUAL REMUNERATION (FAR) INCLUDING SUPERANNUATION

VARIABLE (AT RISK)

SHORT-TERM INCENTIVE (STI)

50% of reward based on meeting corporate financial and non-financial objectives 50% of reward based on meeting individual objectives

- 50% of total applicable STI paid in cash and,

- 50% in shares (that must be held for 3 years)

LONG-TERM INCENTIVE (LTI)

Reward based on Company Total Shareholder Return tested over a 3 year performance period against (1) ASX Comparator Group and (2) Comparator Group of alumina and aluminium companies

- Performance Rights that vest proportionately to ordinary shares based on the extent that the performance criteria is met. Two potential retests apply at 6 and 12 months after the 3 year test period.

The remuneration structure provides for specific and measurable individual objectives and targets for executives and employees that are consistent with business objectives.

The performance of individual senior executives against their objectives is assessed half yearly and yearly. The Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives (“STIs”) are determined by assessing performance against both individual performance objectives and Company earnings per share, cash from operations and return on capital targets. Long-term incentives (“LTIs”) are assessed against the Company’s total shareholder return (“TSR”) compared with that of Australian and international peer group companies.

30 | ALUMINA LIMITED ANNUAL REPORT 2012

SNAPSHOT OF THE SENIOR EXECUTIVE REMUNERATION STRUCTURE

Key elements of Alumina Limited's remuneration structure for 2012 are outlined in the following table: Further detail in relation to each remuneration element is provided in subsequent sections.

ELEMENT	POLICY	SHAREHOLDER INTERESTS
Fixed remuneration – 'fixed annual reward' ("FAR")	– Fixed remuneration and superannuation contributions as specified in an executive's contract of employment – Reviewed annually against the market – Chief Executive Officer FAR reviewed and determined by the Committee – Senior executive FARs reviewed and recommended by the Chief Executive Officer and approved by the Committee – Superannuation contributions funded at Superannuation Guarantee Contributions rate Options available: – Alumina Superannuation Fund, an accumulation fund, or – Employee's fund of their choice	Market positioned
Variable – Short-term Incentive ("STI")	– Included in contracts for executive and professional employees – 'At risk' remuneration that is contingent upon the satisfaction of the following annual performance based tests – Test 1 – corporate scorecard performance of financial and corporate objectives (50% of STI) – Test 2 – performance against individual objectives (50% of STI) – The Board approaches the assessment of Company and individual performance having consideration of a range of factors that impact final outcomes. Performance under the STI is therefore not determined with reference to a formulaic calculation – Policies defining variable incentives are established by the Committee and reviewed annually – Chief Executive Officer – STI up to 100% of FAR – Senior executives – STI up to 70% of FAR – 50% of any after-tax STI award must be applied towards the purchase of Company shares which must be held for a minimum of at least 3 years (assuming continuing employment)	Incentive to achieve high Company and individual performance Objectives align with shareholder interests Retained shares reinforce alignment with shareholders
Variable – Long-term Incentive ("LTI")	– Potential offer (at the Board's discretion) of a conditional entitlement under the Alumina Limited ESP to fully paid ordinary shares in the Company (Performance Rights), with the shares being purchased on market – Vesting dependent on results of performance testing – Performance hurdles measure Alumina Limited's TSR relative to comparator companies in the ASX 100 less the top 20 companies by market capitalisation and property trusts (50% of Offer) and 8 direct competitors in the aluminium/alumina industry (50% of Offer) – Performance Right testing period of 3 years – Testing independently conducted in accordance with a standard methodology – Zero vesting below the median result of the Comparator Group – If less than 100% vests, a second and third tests is conducted 6 months and 12 months (respectively) after the initial test – LTI component represents a maximum of 50% of FAR for the Chief Executive Officer and 40% for the Senior Executives	Clear, comparative measure that most directly aligns with returns to shareholders Linked to long-term business strategy Promotes retention of staff

31

VARIABLE REMUNERATION STRUCTURE - SHORT-TERM INCENTIVE PLAN

The STI Plan for 2012 measured executives and employees against two components, namely personal and corporate performance over the 12 month performance period.

Performance against corporate objectives: The corporate scorecard performance for 2012 included six key financial and corporate objectives, reflecting the Company’s strategic and value creating activities. The Company applies an approach of measuring actual corporate performance that utilises greater value judgment and considers a variety of internal and external factors contributing to actual performance outcomes (as opposed to a formulaic approach). The corporate scorecard objectives include:

CORPORATE SCORECARD

AWAC Return on capital This target measures achievement against a set return on capital target at the AWAC level.

Earnings per share This target measures achievement against absolute earnings per share target to the Alumina Limited level.

Cash from operations This target measures achievement against a set operating cash flow target relating at the Alumina Limited Business Plan level.

Maximisation of shareholder return This objective measures Alumina Limited’s performance against value creation options for the Company and organisational effectiveness and performance.

AWAC relationship This objective measures Alumina Limited’s performance against set objectives relating to its strategic interface with AWAC stakeholders.

Shareholder relationship This objective measures Alumina Limited’s performance against set objectives relating to its interface with Alumina Limited’s shareholders

Linking the performance of the Company’s financial and corporate objectives to an executive’s performance assessment creates an incentive for the executive to achieve high levels of personal performance and contribute to high levels of Company performance. The AWAC return on capital, cash flow from operations and Company earnings per share measures have been used as a performance hurdle in the STI plan because they are considered an appropriate means of measuring Company performance. These measures are referenced to the stretched targets under the Company’s Business Plan.

PERFORMANCE AGAINST INDIVIDUAL OBJECTIVES:

Individuals were assessed on their actual performance against annual individual objectives agreed to at the beginning of the performance period. These personal objectives related to key areas of performance over which the individual had accountability and influence and are linked to corporate objectives.

Alumina has always had an aspect of the STI that uniquely aligns the STI award to the long-term performance of the Company. This is achieved by requiring 50 per cent of any STI award, on an after tax basis, to be used on the purchase of shares of the Company, providing the acquisition of those shares does not breach the Company’s Share Trading Policy. These shares must be held by Senior executives for at least 3 years from date of purchase, or until the executive ceases employment. The senior executives applied 50 per cent of the 2012 year’s STI payments in 2013 towards acquiring shares due to restrictions on trading under the Company’s Share Trading Policy.

VARIABLE REMUNERATION STRUCTURE LONG-TERM INCENTIVE PLAN

The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns. Each year senior executives may be granted (at the Board’s discretion) a conditional entitlement under the ESP to fully paid ordinary shares in the Company (Performance Rights), with the shares being purchased on market. The Performance Rights vest to senior executives if certain performance tests are met at the end of the performance period.

The performance criteria and testing period for each annual grant under the ESP are determined by the Board at the time the Board determines to offer the Performance Rights (usually in December of each year) and the testing period commences at that time.

The implementation of that Board determination, including the period in which employees can consider and accept the offer, normally results in the actual granting of the Performance Rights in January/February. One hundred per cent of the Performance Rights are tested against the Total Shareholder Return (TSR) hurdle. Prior to 2012, Alumina Limited’s TSR performance was measured against the TSR performance of an ASX Comparator Group and an International Comparator Group. In 2012 the Compensation Committee undertook a review of the composition of each Comparator Group to ensure that they were most appropriate for an objective measurement against Alumina Limited’s TSR performance. The Committee commissioned and received advice from two independent consultants. After consideration of the advice it was agreed to amend both Comparator Groups.

32 | ALUMINA LIMITED ANNUAL REPORT 2012

CHANGES TO THE ASX 100 COMPARATOR GROUP:

The top 20 companies by market capitalisation and property trusts have been excluded from the ASX 100 Comparator Group. The exclusion of the top 20 companies allows the Comparator Group to better reflect companies which are alternative investments (in the Australian context) for the Company’s shareholders whilst still reflecting companies of a comparable size.

CHANGES TO THE INTERNATIONAL COMPARATOR GROUP:

The International Comparator Group utilised in prior years consisted of 30 of the world’s largest metals and mining companies from the S&P Global 1200 Metals and Mining Index. Many of the constituents of this group were diversified miners or involved in non-aluminium/alumina activities and were impacted by different external factors. These companies have been removed to better reflect Alumina Limited’s direct competitors (i.e., companies operating in the aluminium and/or alumina industry only).

This has resulted in a Comparator Group comprising eight selected aluminium and/or alumina companies listed on stock exchanges in Australia and overseas. The new Comparator Groups are listed in Appendix 1 and Appendix 2 on pages 45 to 48 of this Report.

TABLE 2.0

2012 KEY FEATURES OF THE EMPLOYEE SHARE PLAN

Purpose The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.

LTI value The Long-Term Incentive (LTI) component of remuneration is a maximum of 50 per cent of FAR for the Chief Executive Officer and a maximum of 40 per cent of FAR for senior executives.

The annual dollar LTI grant is divided by the prevailing Company share price at the time of the offer to determine the number of Performance Rights offered to senior executives under the ESP.

Duration of performance period 3 years

What is the value of a Performance Right? On vesting, each Performance Right results in delivery to the holder of an ordinary share in Alumina Limited.

Performance hurdle Involves two tests comparing Alumina Limited’s TSR relative to the TSR of the following Comparator Group (refer to pages 45 to 48 for the listing):

For grants prior to 2012:

(Test 1) ASX100 companies (50% of the award); and

(Test 2) 30 international metals and mining entities (50% of the award).

For grants from 2012:

(Test 1) ASX100 Comparator Group excluding the top 20 companies by market capitalization and property trusts (50% of the award); and

(Test 2) 8 selected aluminium and/or alumina companies listed in Australia and overseas (50% of the award).

Testing is conducted at the end of the performance period.

Rationale for the selection of each Comparator Group It was determined the International Comparator Group should comprise companies that reflect Alumina Limited’s direct competitors in the market and operate in the aluminium and/or alumina industry rather than the original broad index of resource companies to provide measurement against similar industries. The ASX Comparator Group was developed in order to measure Alumina’s performance with reference to companies which are alternative investments (in the Australian context) for the Company’s shareholders.

Why use TSR? TSR was chosen as a performance measure as an appropriate means of measuring Company performance as it incorporates both capital growth and dividends.

How is TSR calculated? Under the performance tests, the TSR for each entity in the Comparator Groups and for Alumina Limited is calculated according to a prescribed methodology determined by remuneration consultants Mercer Consulting (Australia), engaged for this purpose. The entities (or securities, as appropriate) in the Comparator Group are then ranked by TSR performance.

33

2012 KEY FEATURES OF THE EMPLOYEE SHARE PLAN

Vesting arrangements Performance hurdles are independently measured at the conclusion of the performance period. Alumina Limited’s TSR is ranked against the TSR of companies in each of the Comparator Groups (refer pages 45 to 48)

If Alumina Limited’s TSR is below the TSR of the company at the 50th percentile of the Comparator Group, ranked by TSR performance, there is zero vesting.

If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the Comparator Group, ranked by TSR performance, there is a 50 per cent vesting of Performance Rights.*

If Alumina Limited’s TSR is equal to or greater than the TSR of the company sitting at the 75th percentile of the Comparator Group, ranked by TSR performance, there is a 100 per cent vesting of Performance Rights.* *

If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the Comparator Group ranked by TSR performance, the number of Performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

Retesting If less than 100 per cent of Performance Rights vest when initially tested at the end of the 3 year performance period, two further retests apply, 6 months and 12 months after the initial test. Any Performance Rights that do not vest after the second test will lapse.

The volatility of global commodity prices and exchange rates, and the resulting volatility in the Company’s share price has the potential to materially impact Alumina Limited’s TSR performance at the initial date which may therefore not give rise to a representative assessment of long-term performance.

Potentially positive outcomes built over three years could be damaged by an irregular event occurring at the time of the initial test. Therefore, it is considered that the 6 months and 12 months retesting approach mitigates the impact of short-term volatility on the assessment of long-term performance.

Cessation of employment Performance Rights will generally lapse on cessation of employment for those rights issued prior to 2011, unless the Board otherwise determines. For Performance Rights issued in 2012, the unvested Performance Rights will lapse unless, in the case of death, total and permanent disablement, redundancy or retirement, or any other circumstance deemed appropriate by the Board occurs. In the event of a change in control, the Board shall determine that any outstanding Performance Rights for which performance hurdles are met at that time shall vest to senior executives. A change of control is, in general terms, an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company, or the Company being required, under a takeover bid or scheme of arrangement, to issue an aggregate number of shares greater than the number existing before the issue (i.e. a “reverse takeover”).

OTHER REMUNERATION MATTERS

SHARE TRADING AND HEDGING PROHIBITIONS

Performance Rights granted under Alumina Limited’s LTI provisions must remain at risk until fully vested. This is consistent with Alumina Limited’s Share Trading Policy that prohibits Directors and employees from engaging in:

- short-term trading of any Alumina Limited securities,

- buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information or

- trading in derivative products over the Company’s securities, or entering into transactions in products that limit the economic risk of their security holdings in the Company.

PERFORMANCE OUTCOMES FOR 2012

COMPANY PERFORMANCE

RELATING REWARDS TO PERFORMANCE

The essential and driving force underpinning Alumina Limited’s variable remuneration plans is that senior executive remuneration must be tied to Company performance and the creation of shareholder value. Table 3.0 provides details of the historical performance of Alumina Limited since 2008.

34 | ALUMINA LIMITED ANNUAL REPORT 2012

TABLE 3.0 - HISTORICAL PERFORMANCE OF ALUMINA LIMITED

	2012	2011	2010	2009	2008
Dividends declared per share	0	US 6 cents	US 6 cents	2	12
Percentage change in share price	(21)	(55)	32	32	(78)
Net Profit/(Loss) After Tax	US$(62)	US$127m	US$35m	$26m	$168m
Percentile ranking of TSR against ASX 100 and International 30 Comparator Groups	27[1] 33[2]	46 43	4 10	4	4
Per cent increase in fixed remuneration	3	6	4	3	3
Percentage of total remuneration relating to short-term incentive	41	38	33[3]	36	31
Percentage of total remuneration relating to vested long-term incentive[4]	Nil	Nil	Nil	Nil	Nil

[1] TSR ranking of 27 is applicable to Performance Rights granted in February 2010 of the ESP against the ASX Comparator Group, performance period 21 December 2009 to 20 December 2012, calculated on the actual closing share price at the start of the performance period, and on the average closing share price over the 20 trading days up to and including the end of the performance period.

[2] TSR ranking of 33 is applicable to tranche 10 of the ESP against the International Comparator Group, performance period 21 December 2009 to 20 December 2012, calculated on the actual closing share price at the start of the performance period, and on the average closing share price over the 20 trading days up to and including the end of the performance period.

[3] Percentage is calculated by reference to FAR as at 31 December 2012.

[4] Represents the average applicable to senior executives.

Alumina Limited's functional and presentation currency is now US dollars. Results for 2010 onwards are expressed in US dollars; prior years are expressed in Australian dollars.

The performance of the Company is measured by TSR and growth in the Company's profit. Over the period from 2008 to 2012, LTI awards for senior executives have been aligned to a three year TSR performance by the Company. The LTI awards are aligned solely to TSR performance, which directly reflects changes in shareholder wealth.

Alumina Limited's share price from 2007 to 2012 moved through the following ranges.

ALUMINA LIMITED SHARE PRICE 2007 - 2012


AUD
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
2007
2008
2009
2010
2011
2012

Source: Thomson Reuters

35

PERFORMANCE UNDER THE STI PLAN

STI PERFORMANCE AGAINST OBJECTIVES FOR THE 2012 FINANCIAL YEAR

For each individual, the Compensation Committee reviews the performance against objectives at the end of each year to determine what, if any, STI rewards are applicable. The Committee’s decision is usually made early in the new financial year. In making its assessment, the Committee considers actual performance results as well as internal and external factors that may have contributed to the results. The Committee receives:

- financial targets and underlying definitions

- key activities underpinning each non-financial objective

- actual performance outcomes

- management commentary around key factors and management decisions leading to performance outcomes

- individual performance objectives and indicative performance.

The Committee measures performance against objectives using the following five point scale:

- Did not meet objectives,

- Partially met objectives,

- Met all objectives,

- Exceeded objectives and

- Significantly exceeded objectives.

INFLUENCE OF PERFORMANCE OUTCOMES

ON STI PAYMENTS

At the end of the performance period, the Committee made an assessment of the extent of achievement against each corporate scorecard objective. The Company’s performance measured against AWAC return on capital and Alumina Limited’s earnings per share were below expectation.

Alumina Limited’s cash flow from operations of US49 million was considered satisfactory, after factoring in lower than expected aluminium and alumina prices during 2012. AWAC return on capital of 2.1 per cent, was also a decline from 6 per cent in 2011, which also reflected the lower sales prices. Earnings per share of 0.9 US cents did not meet the performance criteria. Alumina production of 15.6 million tonnes in 2012 was in line with 2011 production.

Also in 2012, Alumina Limited developed and provided market analysts and investors with Company and industry-specific material to enable more consistent and informed assessments of the Company.

Following the Committee’s assessment, the corporate scorecard performance was determined based on the overall level of performance achieved across all corporate scorecard objectives. The Committee assessed the financial objectives of the scorecard and determined that despite partial achievement of the corporate objectives, no STI payment would be made for corporate objectives due to the net loss incurred for 2012 and no dividends being declared for the 2012. For senior executive personal objectives, approximately 41 per cent of FAR was awarded.

PERFORMANCE UNDER THE LTI PLAN

LTI PERFORMANCE TESTING

Following testing, the number of Performance Rights senior executives will receive is determined according to the scale outlined under Vesting arrangements in Table 2.0 on page 32. The Performance Rights granted in February 2010 were tested against the TSR hurdles at the end of the three-year performance period in December 2012. The two TSR hurdles for those Performance Rights were not met and as a result, there was no vesting. There are two further tests of these Performance Rights, 6 and 12 months after the initial test.

The Performance Rights granted in January 2009 were retested twice in 2012 against the TSR hurdles. The TSR hurdles were not met on the two retests and none of the 2009 Performance Rights vested.

REMUNERATION OUTCOMES FOR 2012

CHIEF EXECUTIVE OFFICER

COMPARISON OF ACTUAL 2012 REMUNERATION TO POTENTIAL REMUNERATION.

JOHN BEVAN

Potential remuneration

FAR STI LTI

Actual Remuneration

FAR STI

Fixed Annual Remuneration Short-term incentive Long-term incentive

FIXED ANNUAL REWARD

In 2012, Mr Bevan received $1,146,800 in fixed remuneration (including superannuation) as per his Contract of Employment, an increase of $46,800 from 2011.

SHORT-TERM INCENTIVE

Mr Bevan also received $573,400 or 50 per cent of his potential short-term incentive payment.

LONG-TERM INCENTIVE

The 2008 tranche of Performance Rights granted in January 2009 under the Alumina Limited’s Employee Share Plan lapsed in 2012 with no vesting. Also, in 2012 there was no vesting of the Performance Rights granted in February 2010. However, those Performance Rights are subject to retesting in June 2013 and December 2013. Following approval at the 2012 Annual General Meeting, Mr Bevan was granted additional Performance Rights. However, the earliest date on which those Performance Rights can vest is at the expiry of the three year vesting period, in December 2014.

36 | ALUMINA LIMITED ANNUAL REPORT 2012

TABLE 4.0 - CHIEF EXECUTIVE OFFICER'S 2012 REMUNERATION

	JOHN BEVAN 2012 $	JOHN BEVAN 2011 $
SHORT-TERM BENEFITS		
Fixed remuneration – cash[1]	1,130,677	1,084,513
Short-term incentive[2]	573,400	847,000
Non-monetary benefits[3]	60,848	23,413
POST-EMPLOYMENT		
Superannuation – Company contributions[4]	16,123	15,487
Retirement benefits	n/a	n/a
Termination pay	n/a	n/a
EQUITY		
Performance Rights[5]	423,149	374,335
TOTAL REMUNERATION	**2,204,197**	**2,344,748**

[1] Fixed remuneration is the total cost of salary, exclusive of superannuation.
[2] Short-term incentive for Mr Bevan reflects the cash value paid for the year ended 31 December 2012.
[3] Non-monetary benefits comprise accrued annual leave and long service leave.
[4] Superannuation contributions reflect the SGC payment.
[5] In accordance with AASB 2, the value attributed to Performance Rights represents the amortisation for the reporting period of the value at grant date of all previously granted Performance Rights that have neither vested nor lapsed. The value at grant date is amortised over a 3 year period.

SENIOR EXECUTIVES

COMPARISON OF ACTUAL 2012 REMUNERATION TO POTENTIAL REMUNERATION

STEPHEN FOSTER


Potential remuneration
FAR
STI
LTI
Actual Remuneration
FAR
STI
Fixed Annual Remuneration
Short-term incentive
Long-term incentive

CHRIS THIRIS*


Potential remuneration
FAR
STI
Actual Remuneration
FAR
STI
Fixed Annual Remuneration
Short-term incentive
Long-term incentive

* Mr Thiris Commenced in September 2011 as Interim Chief Financial Officer. He was appointed Chief Financial Officer in December 2011. Long-term incentives were not applicable for his service in 2011.

37

TABLE 4.1 - SENIOR EXECUTIVES

	CHRIS THIRIS CHIEF FINANCIAL OFFICER		JUDITH DOWNES CHIEF FINANCIAL OFFICER		STEPHEN FOSTER GENERAL COUNSEL/ COMPANY SECRETARY	
	2012 $	2011 $	2012 $	2011 $	2012 $	2011 $
SHORT-TERM BENEFITS						
Fixed remuneration – cash[1]	608,877	171,019	n/a	441,990	450,677	432,213
Short-term incentive[2]	175,000	–	n/a	253,976	163,400	235,050
Non-monetary benefits[3]	57,013	10,713	n/a	26,297	31,020	39,355
POST-EMPLOYMENT						
Superannuation – Company contributions[4]	16,123	5,258	n/a	11,543	16,123	15,487
Payment in lieu of notice						
(FAR and STI)[5]	–	–	–	530,634	–	–
EQUITY						
Performance Rights[6]	n/a[7]	n/a	–	–	139,241	141,371
Total remuneration	857,013	186,990	n/a	1,264,440	800,461	863 ,476

TOTAL FOR MOST HIGHLY REMUNERATED EXECUTIVES	2012	2011
Total short-term benefits	1,485,987	1,610,613
Total post employment	32,246	562,922
Total share-based payment	139,241	141,371
Total remuneration	**1,657,474**	**2,314,906**

[1] Fixed remuneration is the total cost of salary exclusive of superannuation. Mr Foster's FAR, including superannuation; from 1 January 2013 is $484,400 per annum. Mr Thiris' FAR, including superannuation from 1 January 2013, is $648,500 per annum.

[2] Short-term Incentive (STI) reflects the cash value paid for the year ended 31 December 2012 .

[3] Non-monetary benefits comprise accrued annual leave, long service leave and a value for car parking.

[4] Superannuation contributions reflect the Superannuation Guarantee payment.

[5] Employee benefits payable as a result of either: (a) an entity's decision to terminate an employee's employment before the normal retirement date; or (b) an employee's decision to accept voluntary redundancy in exchange for those benefits. Ms Downes was previously party to a service contract with Alumina Limited on identical terms to those (described below) applicable to Mr Thiris and Mr Foster (other than to the extent of applicable differences in remuneration, powers and duties). That service contract ended when Ms Downes departed from the position of Chief Financial Officer on 24 August 2011. Under the terms of her contract of employment, Ms Downes was entitled to receive a payment in lieu of six months' notice, being the fixed annual reward ($340,150) and STI payment at target performance ($190,484) together with pro-rated STI payment from January 2011 to August 2011 ($253,976) and entitlements of unused annual leave ($22,700) and car parking ($3,597).

[6] In accordance with AASB 2, the value attributed to Performance Rights represents the amortisation for the reporting period of the value at grant date of all previously granted Performance Rights that have neither vested nor lapsed. The value at grant date is amortised over a 3 year period.

[7] Performance Rights for 2012 are issued based on 2011 employment.

38 | ALUMINA LIMITED ANNUAL REPORT 2012

TABLE 4.2 - 2012 INCENTIVES - MOST HIGHLY REMUNERATED EXECUTIVES

JOHN BEVAN CHIEF EXECUTIVE OFFICER

CHRIS THIRIS 1 INTERIM CHIEF FINANCIAL OFFICER/CHIEF FINANCIAL OFFICER

STEPHEN FOSTER GENERAL COUNSEL/COMPANY SECRETARY

% % %

SHORT-TERM INCENTIVE

Percentage paid 50 40 50

Percentage forfeited 50 60 50

LONG-TERM INCENTIVE

Percentage vested June 2012 - n/a -

December 2012 2 - n/a -

Percentage forfeited

June 2012 - n/a -

December 2012 100 n/a 100

PERCENTAGE OF REMUNERATION

Comprising variable remuneration 45.21 20.42 37.81

Comprising fixed remuneration 54.79 79.58 62.19

1 Mr Thiris commenced in September 2011 as Interim Chief Financial Officer. He was appointed Chief Financial Officer in December 2011. Short-term and long-term incentives were not applicable for his service in 2011.

2 The 2009 tranche of Performance Rights (granted in February 2010) did not qualify to vest at the end of the 3 year testing period and are subject to retesting in June 2013 and December 2013.

39

LTI PERFORMANCE RIGHTS GRANTED TO SENIOR EXECUTIVES

TABLE 5.0 - DETAILS OF PERFORMANCE RIGHTS GRANTED AS REMUNERATION

	RIGHTS NUMBER[1]	DATE OF GRANT	% VESTED IN 2012	% FORFEITED IN 2012	PERFORMANCE RIGHTS YET TO VEST[2]	FINANCIAL YEAR IN WHICH GRANTS MAY VEST[7]	VALUE OF RIGHTS OUTSTANDING[8] 31/12/12 $ MIN[3]	$ MAX[4]
John Bevan	191,600	Jan-09[5]	–	100	–	2011	–	–
	312,900	Feb-10[5]	–	–	312,900	2012	–	400,512
	265,800	Feb-11[5]	–	–	265,800	2013	–	539,574
	418,500	Mar-12[5]	–	–	418,500	2014	–	329,360
Chris Thiris[6]	n/a	n/a	–	–	–	–	–	–
Stephen Foster	113,600	Jan-09	–	100	–	2011	–	–
	105,200	Feb-10	–	–	105,200	2012	–	134,656
	86,600	Feb-11	–	–	86,600	2013	–	175,798
	136,300	Mar-12	–	–	136,300	2014	–	107,268

[1] The terms of Performance Rights granted to John Bevan and Stephen Foster were not altered during the 2012 year.

[2] Performance Rights for 2012 were issued based on 2011 employment. Performance Rights issued in 2011 were based on 2010 employment.

[3] The minimum value of the grant is $nil if the performance conditions are not met.

[4] Maximum value has been calculated by reference to valuations determined on the basis as outlined in Note (A) to Table 5.1.

[5] Mr Bevan's Performance Rights were granted subject to shareholder approval at the relevant Annual General Meetings held in the May of the year in which they were granted.

[6] Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011. The long-term incentive (ESP) was not applicable for his service in 2011.

[7] Performance Rights that do not vest at the conclusion of their 3 year testing period are subject to retesting 6 and 12 months after the initial test.

[8] This shows the fair value of the Performance Rights at grant date. Refer to table 4.1 for amounts expensed in accordance with AASB 2.

The following Performance Rights were granted in February 2013 for employment in 2012: John Bevan 668,500 (Subject to shareholder approval at the 2013 Annual General Meeting), Chris Thiris 291,500 and Stephen Foster 217,700.

The terms and conditions of each grant of Performance Rights affecting remuneration in the previous, current or future reporting periods are as follows:

GRANT DATE	END OF PERFORMANCE PERIOD[1]	VALUE PER PERFORMANCE RIGHT AT GRANT DATE[2] $
13/01/2009	30/11/2011	1.01
12/02/2010	20/12/2012	1.28
18/02/2011	06/12/2013	2.03
09/03/2012	11/12/2014	0.787

[1] For performance rights granted in 2009 onwards, if less than 100 per cent vest when tested initially at the end of the three-year period, two further tests apply (over a 4 week period) 6 and 12 months after the initial test. Any Performance Rights that do not vest after the second retest will lapse. Performance Rights granted in 2009 did not meet the vesting criteria and lapsed. Performance Rights granted in 2010 and tested in December 2012 did not meet the vesting criteria. As a result a further two tests will be conducted in June 2013 and December 2013.

[2] Value per Performance Right is independently calculated by Mercer Consulting (Australia) using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the Performance Rights vest.

40 | ALUMINA LIMITED ANNUAL REPORT 2012

SET OUT BELOW ARE THE ASSUMPTIONS MADE FOR THE PERFORMANCE RIGHTS GRANTED ON 9 MARCH 2012:

Share price at valuation date	$1.19
Risk free rate	3.63%
Dividend yield	3.10%
Volatility	47%
Post-vesting withdrawal rate	Nil

TABLE 5.1 - VALUE OF PERFORMANCE RIGHTS - 2012

	(A)	(B)	(C)	(D)	(E)
DIRECTOR/SENIOR EXECUTIVES	VALUE-GRANTED IN 2012 PERFORMANCE RIGHTS $	VALUE-VESTED IN 2012 PERFORMANCE RIGHTS $	VALUE-LAPSED IN 2012 PERFORMANCE RIGHTS $	TOTAL OF COLUMN PERFORMANCE RIGHTS A+B-C $	VALUE AS PROPORTION OF REMUNERATION %
John Bevan	329,360	–	(193,516)	135,844	6.16
Chris Thiris[1]	nil	–	–	–	nil
Stephen Foster	107,268	–	(114,736)	(7,468)	(0.93)

Table 5.1 shows the total value of any Performance Rights granted, exercised and lapsed in the year in relation to Directors and senior executives, based on the following assumptions:

(A) The value of Performance Rights granted in the year reflects the value of a Performance Right, multiplied by the number of Performance Rights granted during 2012. Performance Rights were valued independently by Mercer Consulting (Australia) using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model that accommodates features associated with Alumina Limited's ESP such as exercise, forfeiture and performance hurdles. The rights are those granted in March 2012. Performance Rights issued in 2012 relate to performance during 2011.

(B) The value of Performance Rights vesting is determined by the number of vested rights multiplied by the market price at the vesting date.

(C) The value applicable to Performance Rights at lapse date has been determined by using the value at grant date as calculated by Mercer Consulting (Australia) multiplied by the number of rights which have lapsed.

(D) The total value is the sum of the value of Performance Rights granted during 2012, plus the value of Performance Rights vested during 2012, less the value of Performance Rights that lapsed during 2012.

(E) Total value of Performance Rights expressed as a percentage of total remuneration.

[1] Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011. The long-term incentive (ESP) was not applicable for his service in 2011 hence no Performance Rights were allocated to him in 2012.

The values in Table 5.1 are calculated in a different manner to AASB2: Share Based Payments

TABLE 5.2 - SENIOR EXECUTIVES - HOLDINGS OF PERFORMANCE RIGHTS 2012

SPECIFIED EXECUTIVES TYPE OF EQUITY-BASED INSTRUMENT	JOHN BEVAN PERFORMANCE RIGHTS	CHRIS THIRIS[4] PERFORMANCE RIGHTS	STEPHEN FOSTER PERFORMANCE RIGHTS
Number held at 1 January 2012[1]	770,300	nil	305,400
Number granted during the year as remuneration[2]	418,500	–	136,300
Number vested during the year	–	–	–
Number lapsed during the year[3]	(191,600)	–	(113,600)
Number exercised during the year	–	–	–
Number held at 31 December 2012	997,200	nil	328,100

[1] Includes the number of Performance Rights granted that were subject to testing in 2012 but not yet vested.

[2] Performance Rights granted in February 2012 for the three year performance test period concluding in December 2014.

[3] For Performance Rights granted under ESP in February 2009 and tested in December 2011 were subject to two further tests applied over a (4 week period) 6 and 12 months after the initial test. The testing of those Performance Rights in 2012 resulted in all of those Performance Rights lapsing.

[4] Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and appointed Chief Financial Officer in December 2011. The long-term incentive (Employee Share Plan) was not applicable for his service in 2011. Mr Thiris will be eligible to receive Performance Rights granted in 2013 in respect of work completed in 2012.

41

TABLE 5.3 - SENIOR EXECUTIVES - HOLDINGS OF PERFORMANCE RIGHTS 2011

SPECIFIED EXECUTIVES TYPE OF EQUITY-BASED INSTRUMENT	JOHN BEVAN PERFORMANCE RIGHTS	JUDITH DOWNES[4] PERFORMANCE RIGHTS	CHRIS THIRIS[5] PERFORMANCE RIGHTS	STEPHEN FOSTER PERFORMANCE RIGHTS
Number held at 1 January 2011[1]	504,500	137,700	nil	231,400
Number granted during the year as remuneration[2]	265,800	131,500	–	86,600
Number vested during the year	–	–	–	–
Number lapsed during the year[3]	–	(269,200)	–	(12,600)
Number exercised during the year	–	–	–	–
Number held at 31 December 2011	770,300	nil	nil	305,400

[1] Includes the number of Performance Rights granted that were subject to testing in 2011 but not yet vested.

[2] Performance Rights granted in February 2011 for the three year performance test period concluding in December 2013.

[3] For Performance Rights granted under ESP in February 2008 and tested in December 2010 were subject to two further tests applied over a (4 week period) 6 and 12 months after the initial test. The testing of those Performance Rights in 2011 resulted in all of those Performance Rights lapsing.

[4] Ms. Judith Downes departed from the position of Chief Financial Officer on 24 August 2011. Under the terms of her contract of employment, all outstanding Performance Rights lapsed.

[5] Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and appointed Chief Financial Officer in December 2011. The long-term incentive (Employee Share Plan) was not applicable for his service in 2011.

TERMS OF REMUNERATION

CHIEF EXECUTIVE OFFICER – MR BEVAN

Mr Bevan's FAR was $1,146,800 per annum as at 1 January 2012. His FAR was increased by 3.76 per cent for the 2013 year. In 2012, Mr Bevan's maximum STI Award potential was up to 100 per cent of his FAR, and his LTI Performance Rights potential was up to 50 per cent of his FAR.

Fifty per cent of the STI is determined by reference to performance against individual objectives, and the remaining 50 per cent is determined by reference to corporate scorecard objectives.

Fifty per cent of any STI payment is paid in cash, and the remaining 50 per cent of the STI payment, after tax, must be used to purchase Company shares, which must be held for three years, or until employment ceases.

Mr Bevan may be invited to participate in the ESP, which, in each year, may provide Performance Rights of up to 50 per cent of FAR.

RETIREMENT AND TERMINATION BENEFITS

Mr Bevan's employment contract, which was entered into in April 2008, does not have a fixed term. Either party may terminate the contract upon giving 12 months' notice. The Company may make a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as "base remuneration". The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Bevan's employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to Mr Bevan's status and/or responsibilities that is detrimental to him, or if Alumina Limited decides the position is no longer required and suitable alternative employment is not offered, or Mr Bevan does not accept other employment within Alumina Limited or another employer), then Mr Bevan is entitled to:

- statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service), and
- the aggregate of a notice payment of 12 months, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of 13 weeks.

42 | ALUMINA LIMITED ANNUAL REPORT 2012

SENIOR EXECUTIVE REMUNERATION

SERVICE AGREEMENTS - MR THIRIS AND MR FOSTER

Alumina Limited has entered into a service contract with

Mr Thiris and Mr Foster. The contracts are not fixed term and each provides the following:

1. Remuneration and employment conditions.
2. Powers and duties.
3. If Mr Thiris or Mr Foster's employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to their status and/or responsibilities that is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Mr Thiris or Mr Foster (as relevant) are entitled to:
   - statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service), and
   - the aggregate of: a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service and an additional severance payment of 13 weeks.

Mr Thiris and Mr Foster are not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfil agreed responsibilities. Mr Thiris and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

It is a requirement that the Company provides six months' notice to terminate the contract and the senior executive provide three months' written notice of termination.

In addition to any entitlements conferred on them by their service contract, each senior executive is entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Neither senior executive is entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the ESP.

SUPERANNUATION

All Alumina Limited employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee's fixed annual remuneration. Alumina Limited contributes 9 per cent of employees' salary up to the maximum superannuation contributions base, which is linked to each individual's earnings. The maximum contributions base is an annual income of approximately $179,000.

OPTION PLANS

Alumina Limited does not have any option plans available to Non-Executive Directors, executives and senior managers (including executive Directors) or employees (other than the ESP under which the Performance Rights are provided to senior executives).

The duties and responsibilities delegated to the Committee by the Board are set out in the Committee's Charter, which is available on the Company's website *www.aluminalimited.com/compensation-committee*

NON-EXECUTIVE DIRECTOR AND KEY MANAGEMENT PERSONNEL SHAREHOLDING

TABLE 6.0 - NON-EXECUTIVE DIRECTOR SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2012

	BALANCE OF SHARES AS AT 1 JANUARY 2012[1]	SHARES ACQUIRED DURING THE YEAR IN LIEU OF FEES[2]	OTHER SHARES ACQUIRED DURING THE YEAR[3]	BALANCE OF SHARES HELD AT 31 DECEMBER 2012[1]
John Pizzey	65,445	–	–	65,445
Peter Hay	112,598	–	–	112,598
Emma Stein	14,281	–	–	14,281
Peter Wasow	nil	–	–	nil

[1] Balance of shares held at 1 January 2012 and 31 December 2012 include directly held, and nominally held shares, and shares held by personally related entities.

[2] Non-Executive Directors are required to hold shares in the Company having a value at least equal to their annual fees at the expiry of their first term as Directors. The requirement can be satisfied when shares are acquired during the Director's first term or at the expiry of the first term.

43

TABLE 6.1 - NON-EXECUTIVE DIRECTOR SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2011

	BALANCE OF SHARES AS AT 1 JANUARY 2011[1]	SHARES ACQUIRED DURING THE YEAR IN LIEU OF FEES[2]	OTHER SHARES ACQUIRED DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2011[1]
Don Morley[4]	951,670	–	–	951,670
Peter Hay	112,598	–	–	112,598
Ron McNeilly[5]	115,145	–	–	115,145
John Pizzey	65,445	–	–	65,445
Emma Stein[3]	nil	–	14,281	14,281
Peter Wasow[6]	nil	–	–	nil

[1] Balance of shares held at 1 January 2011 and 31 December 2011 include directly held, and nominally held shares, and shares held by personally related entities.
[2] Non-Executive Directors are required to hold shares in the Company having a value at least equal to their annual fees at the expiry of their first term as directors. The requirement can be satisfied when shares are acquired during the director's first term or at the expiry of the first term.
[3] Ms Stein was appointed a Non-Executive Director of the Company in February 2011 and purchased 6,122 shares directly in her name and 8,159 shares indirectly as beneficiary of her Superannuation Fund.
[4] Mr. Morley retired as a Director of Alumina Limited on 30 November 2011. The balances of shares held against his name are as at 30 November 2011.
[5] Mr McNeilly retired as a Director of Alumina Limited on 3 March 2011. The balances of shares held against his name are as at 3 March 2011.
[6] Mr. Wasow was appointed a Non-Executive Director of the Company in August 2011.

TABLE 7.0 - SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2012

	BALANCE OF SHARES AS AT 1 JANUARY 2012[1]	SHARES ACQUIRED DURING THE YEAR UNDER EMPLOYEE SHARE PLAN[1]	OTHER SHARES ACQUIRED DURING THE YEAR[2]	SHARES SOLD DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2012[1]
John Bevan	432,152	–	–	–	432,152
Chris Thiris	–	–	–	–	–
Stephen Foster	144,867	–	–	–	144,867

[1] Balance of shares held at 1 January 2012 and 31 December 2012 include directly held, and nominally held shares, and shares held by personally related entities.
[2] Does not include Performance Rights granted under the ESP but not vested.

TABLE 7.1 - SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2011

	BALANCE OF SHARES AS AT 1 JANUARY 2011[1]	SHARES ACQUIRED DURING THE YEAR UNDER EMPLOYEE SHARE PLAN[1]	OTHER SHARES ACQUIRED DURING THE YEAR[2]	SHARES SOLD DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2011[1]
John Bevan	355,380	–	76,772	–	432,152
Judith Downes[3]	174,350	–	31,210	–	205,560
Chris Thiris[4]	–	–	–	–	–
Stephen Foster	122,081	–	22,786	–	144,867

[1] Balance of shares held at 1 January 2011 and 31 December 2011 include directly held, and nominally held shares, and shares held by personally related entities.
[2] Does not include Performance Rights granted under the ESP but not vested.
[3] Ms. Judith Downes departed from the position of Chief Financial Officer on 24 August 2011. The balances of shares held against her name are as at 24 August 2011.
[4] Mr Thiris commenced in September 2011 as Interim Chief Financial Officer. He was appointed Chief Financial Officer in December 2011.

This report is made in accordance with a resolution of the Directors.

John Pizzey
Chairman

44 | ALUMINA LIMITED ANNUAL REPORT 2012

pwc

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of Alumina Limited for the year ended 31 December 2012, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit, and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

Nadia Carlin

Partner

PricewaterhouseCoopers

Melbourne

8 March 2013

Liability limited by a scheme approved under Professional Standards Legislation

45

APPENDIX 1 - ASX COMPARATOR GROUP

COMPANY[1]	2012	2013	2014[2]
ABB Grain			
Adelaide Brighton	X	X	
Amcor	X	X	X
AMP	X	X	
Ansell	X	X	X
Aristocrat Leisure			X
ANZ Banking Group	X	X	
APA Group	X	X	
APN News & Media			
Aquila Resources	X	X	
Arrow Energy			
AGL Energy	X	X	X
ALS Group			X
APA Group			X
Aquarius Platinum	X	X	
Arrium			X
Asciano	X	X	X
ASX	X	X	X
Atlas Iron	X	X	X
Aurizon Holdings			X
Aurora Oil and Gas			X
Austar United Communications			
AWB			
AWE			
Bank of Queensland	X	X	X
Beach Energy			X
Bendigo & Adelaide Bank	X	X	X
BHP Billiton	X	X	
Billabong	X	X	
Bluescope Steel	X	X	X
Boral	X	X	X
Boart Longyear	X	X	X
Brambles	X	X	
Caltex Australia	X	X	X
Challenger	X	X	X
Coca-Cola Amatil	X	X	X
Cochlear	X	X	X
Commonwealth Bank	X	X	
Computershare	X	X	X
Connecteast Group	X	X	
Consolidated Media Holdings			
Crown	X	X	X
CSL	X	X	
CSR	X	X	
David Jones	X	X	X

46 | ALUMINA LIMITED ANNUAL REPORT 2012

COMPANY[1]	2012	2013	2014[2]
Downer EDI			X
Duet Group	X	X	X
Echo Entertainment Group			X
Eldorado Gold CDI	X	X	
Energy Resources of Australia	X	X	
Equinox Minerals CDI	X	X	
Extract Resources	X	X	
Fairfax Media	X	X	X
Felix Resources			
Flight Centre	X	X	
Fortescue Metals GP	X	X	
Foster's Group	X	X	
Goodman Fielder	X		
Graincorp			X
GUD Holdings	X	X	X
Harvey Norman Holdings	X	X	X
Healthscope			
Henderson Group CDI	X	X	
Iluka Resources	X	X	X
Incitec Pivot	X	X	X
Insurance Aust. Group	X	X	X
IOOF Holdings	X	X	
James Hardie Inds.	X	X	X
JB H-FI	X	X	
Karoon Gas	X	X	
Leighton Holdings	X	X	X
Lihir Gold			
Linc Energy			
Lion Nathan			
Lynas	X	X	X
MacArthur Coal	X	X	
Macquarie Group	X		
Goodman Group		X	
Macquarie Infra Group		X	
Metcash	X	X	X
Mineral Resources	X	X	
Monadelphous Group			X
Mount Gibson Iron	X	X	
Myer Holdings	X	X	X
National Aust. Bank	X	X	
News Corp Cdi B	X	X	
Newcrest Mining	X	X	
Nufarm			
Onesteel	X	X	
Oil Search	X	X	X
Orica	X	X	X
Origin Energy	X	X

47

COMPANY[1]	2012	2013	2014[2]
OZ Minerals	X	X	X
Paladin Energy	X	X	X
Panust	X	X	X
Perpetual	X	X	
Perseus Mining			X
Platinum Asset Management	X	X	
Primary Healthcare	X	X	X
Qantas Airways	X	X	X
QBE Insurance Group	X	X	
Ramsay Health Care	X	X	X
Regis Resources			X
Resmed CDI	X	X	X
Rio Tinto	X	X	
Riversdale Mining	X	X	
Sigma Pharmaceutical			
Sino Gold Mining			
Santos	X	X	X
Seek	X	X	X
Seven Group Holdings	X	X	
Seven West Media			X
Sims Metal Management	X	X	X
Singapore Telecom	X	X	
Sonic Healthcare	X	X	X
Spark Infrastructure Group			X
SP Ausnet	X	X	X
Sydney Airport	X	X	X
UGL	X	X	X
Suncorp-Metway	X	X	
Tabcorp Holdings	X	X	X
Tatts Group	X	X	X
Telecom Corp NZ	X	X	
Telstra	X	X	
Ten Network Holdings			
Toll Holdings	X	X	X
Transurban Group	X	X	X
Treasury Wine Estates			X
Wesfarmers (WES)	X	X	
Western Australia NWSP Holdings			
Westpac Banking	X	X	
Whitehaven Coal	X	X	X
Woodside Petroleum	X	X	
Woolworths	X	X	
Worley Parsons	X	X	X

[1] The companies included in the Comparator Group change from year to year as companies enter or exit the ASX 100 or are delisted.

[2] For grants from 2012, the ASX100 Comparator Group excludes the top 20 companies by market capitalisation and property trusts in order to measure Alumina Limited's performance with reference to companies which are alternative investments (in the Australian context) for the company's shareholders.

48 | ALUMINA LIMITED ANNUAL REPORT 2012

APPENDIX 2 - INTERNATIONAL/INDUSTRY COMPARATOR GROUP

COMPANY[1]	2012[1]	2013[1]	2014[2]
Aluminium Corporation of China			X
Agnico-Eagle Mines	X	X	
Alcoa	X	X	X
Anglo American	X	X	
Arcelormittal	X	X	
Barrick Gold	X	X	
Bhp Billiton Ltd	X	X	
Bhp Billiton Plc	X	X	
Cia.minas Buenaventura ADR	X	X	
Century Aluminium			X
China Steel	X	X	
Fortescue Metals	X	X	
Freeport Mcmoran	X	X	
Gerdau Pn	X	X	
Goldcorp	X	X	
Hindalco Industries			X
JFE Holdings	X	X	
Kinross Gold Corp	X	X	
Kobe Steel			
Newmont Mining	X	X	
Newcrest Mining	X	X	
Nippon Steel	X	X	
Noranda Aluminium Holdings			X
Norsk Hydro	X	X	X
Nucor	X	X	
Posco	X	X	
Rio Tinto (Ltd)	X	X	
Rio Tinto (Plc)	X	X	
Shandong Nanshan Aluminium			X
Siderurgica Nacional on ADR	X	X	
Southern Copper	X	X	
Sumitomo Metal Mining			
Sumitomo Metals Inds	X	X	
Teck Resources B (CAD)	X	X	
Thyssenkrupp	X	X	
Cvrd Pna (Vale Adr)	X	X	
Cvrd Pna (Vale Pf Adr)			
United Company Rusal			X
Xstrata	X	X	

[1] The companies included in the Comparator Group change from year to year as companies enter or exit the 30 largest companies in the Metals and Mining group or are delisted.

[2] For grants from 2012 the International/Industry Comparator Group included 8 selected aluminium and/or alumina companies that reflect Aluminia Limited's direct competitors in the market.

49

FINANCIAL SUMMARY

FULL YEAR REVIEW

ALUMINA LIMITED RETURNS AND DIVIDEND

Alumina Limited received $86.0 million of fully franked dividends and $9.1 million of distributions (total $95.1 million) compared to $232.2 million of dividends and $7.7 million of distributions (total $239.9 million) in 2011.

Generally the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. The Board will also consider the capital structure of Alumina Limited, the capital requirements for the AWAC business and market conditions. Dividends paid will be fully franked for the foreseeable future.

No dividend was declared by the Directors for 2012. The decision to not pay a dividend for 2012 is based on the above policy and will conserve cash, given the current market conditions. For 2011 the Directors declared a total of 6 cents per share fully franked dividends.

ALUMINA LIMITED BALANCE SHEET

Alumina Limited’s net debt as at 31 December 2012 was $664 million (2011: $472 million) and gearing increased to 20.1% (2011: 14.1%).

During the year Alumina Limited added $200 million in new committed debt facilities with terms of two and five years and refinanced the $107 million committed bank facility due for maturity in November 2013 to December 2017. The Company has a fully drawn debt facility from the Brazil National Development Bank (BNDES). This facility amortises at approximately $52 million per annum. Amounts outstanding at 31 December 2012 under the BNDES loan were $184 million. Investments in associates decreased by $28.7 million from 2011. Net investments made in AWAC entities during the year was $171 million (2011: $149 million) and included growth capital for the Juruti mine in Brazil, Ma’aden joint venture equity contributions as well as contributions to working capital for AWAC entities

Current liabilities include the amortisation of the BNDES loan that are due before 31 December 2013. Current liabilities of $59.8 million exceed current assets of $15.1 million; however the directors have concluded that the liabilities will be met using available cash and undrawn committed facilities whose maturities extend beyond 31 December 2013.

On 14 February 2013, Alumina Limited announced a placement of approximately 366 million fully paid ordinary shares, which raised approximately A$452 million. These proceeds were used primarily to repay drawn debt.

AWAC REVIEW

AWAC cash from operations declined to $241.9 million (2011: $690.0 million), primarily due to significantly lower realised prices for alumina and aluminium. Capital expenditure totalled $375.3 million, a 4.3% decrease from 2011.

Sustaining capital expenditure was $347 million, with the majority of this incurred in Australia. The Australian expenditure included residue storage areas and the relocation of the crusher facilities at the Huntly mine, which reduces haul road distance and improves mine productivity. Growth capital expenditure mainly related to completion works of the Juruti mine infrastructure in Brazil.

Alumina production of 15.6 million tonnes was marginally down from the 15.7 million tonnes in 2011. The reduction largely resulted from planned reduced annual production of approximately 390,000 tonnes in the higher cost refineries, offset by production creep in the lower unit cost Australian refineries that continued to operate at near or above nameplate capacity during 2012.

At the end of 2012, approximately 40% of AWAC’s third party smelter grade alumina shipments were priced on spot or alumina indexed basis. Revenue per tonne from alumina sales priced by reference to indices and spot continued to be higher than that from the existing LME-linked contracts.

The 2012 cash cost of alumina per tonne produced increased by 1% over 2011. This increase mainly reflected a rise in the cost of caustic soda, partially offset by a reduction in other costs. The EBITDA margin was $31 per tonne, a decline of $39 per tonne on 2011. Lower margins were predominantly as a result of weaker realised prices and higher input costs partially offset by productivity improvements.

AWAC’s two aluminium smelters incurred operating losses for the year. Aluminium production of approximately 358,000 tonnes was in line with 2011. During the first half of the year Alcoa of Australia Limited conducted a review of the future viability of the Point Henry aluminium smelter because of continuing difficult economic conditions. On 29 June 2012, Alcoa of Australia announced that it expects to operate the Point Henry smelter until at least mid-2014.

50 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2012

NOTES US$ MILLION

2012 2011

Revenue from continuing operations 4 0.1 0.2

General and administrative expenses (19.0) (17.3)

Other income 5 0.6 0.1

Finance costs 6(b) (29.4) (28.5)

Share of net (loss)/profits of associates accounted for using the equity method 12(g) (14.0) 173.1

(Loss)/profit before income tax (61.7) 127.6

Income tax expense 7(a) (0.4) (1.0)

(Loss)/profit for the year attributable to the owners of Alumina Limited (62.1) 126.6

Other comprehensive loss

Items that may be reclassified to profit or loss

Share of cash flow hedge reserve movements accounted for using the equity method (0.9) (5.0)

Foreign exchange translation difference (89.9) (168.9)

Other comprehensive loss for the year, net of tax (90.8) (173.9)

Total comprehensive loss for the year attributable to the owners of Alumina Limited (152.9) (47.3)

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:

Basic earnings per share 8 Negative 2.5c 5.2c

Diluted earnings per share 8 Negative 2.5c 5.2c

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

51

ALUMINA LIMITED CONSOLIDATED BALANCE SHEETS

AS AT 31 DECEMBER 2012

NOTES US$ MILLION

2012 2011

CURRENT ASSETS

Cash and cash equivalents 10 10.1 19.0

Receivables 11 0.1 0.2

Other assets 4.9 6.2

Total current assets 15.1 25.4

NON-CURRENT ASSETS

Investments in associates 12 3,296.1 3,324.8

Property, plant and equipment 13 0.2 0.2

Deferred tax liabilities/assets 17 - -

Total non-current assets 3,296.3 3,325.0

TOTAL ASSETS 3,311.4 3,350.4

CURRENT LIABILITIES

Payables 14 2.7 3.1

Interest-bearing liabilities 15 52.0 52.9

Derivative financial instruments 4.6 1.3

Provisions 16 0.3 0.2

Other 0.2 0.7

Total current liabilities 59.8 58.2

NON-CURRENT LIABILITIES

Interest-bearing liabilities 15 622.5 437.7

Provisions 18 0.6 0.5

Total non-current liabilities 623.1 438.2

TOTAL LIABILITIES 682.9 496.4

NET ASSETS 2,628.5 2,854.0

EQUITY

Contributed equity 19 2,154.1 2,154.1

Treasury shares 21(e) (1.5) (1.5)

Reserves 21 (259.0) (168.8)

Retained Earnings 21(d) 743.9 870.2

TOTAL EQUITY 2,628.5 2,854.0

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

52 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2012

	NOTES	US$ MILLION			
		CONTRIBUTED EQUITY[1]	RESERVES	RETAINED EARNINGS	TOTAL
Balance as at 1 January 2011		2,152.6	6.8	912.1	3,071.5
Profit for the year		-	-	126.6	126.6
Other comprehensive loss for the year		-	(173.9)	-	(173.9)
Transactions with owners in their capacity as owners:					
Dividends declared		-	-	(170.8)	(170.8)
Transfer capital reserve to retained earnings[2]		-	(2.3)	2.3	-
Movement in share based payments reserve		-	0.6	-	0.6
Balance as at 31 December 2011		2,152.6	(168.8)	870.2	2,854.0
Balance as at 1 January 2012		2,152.6	(168.8)	870.2	2,854.0
Loss for the year		-	-	(62.1)	(62.1)
Other comprehensive loss for the year		-	(90.8)	-	(90.8)
Transactions with owners in their capacity as owners:					
Dividends declared		-	-	(73.2)	(73.2)
Movement in share based payments reserve		-	0.6	-	0.6
Balance at 31 December 2012		2,152.6	(259.0)	734.9	2,628.5

[1] Treasury shares have been deducted from contributed equity.

[2] Westminer International (U.K.) Limited, a wholly owned subsidiary of the Group, was dissolved on the 10th May 2011.

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

53

ALUMINA LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2012

NOTES US$ MILLION

2012 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Payments to suppliers and employees (inclusive of goods and services tax) (18.9) (17.6)

GST refund received 0.8 0.8

Dividends received from associates 86.0 232.2

Distributions received from associates 9.1 7.7

Interest received 0.1 0.2

Finance costs (28.2) (26.8)

Other (0.3) (0.4)

Net cash inflow from operating activities 22(a) 48.6 196.1

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for investment in associates (171.0) (166.6)

Proceeds from return of invested capital - 17.3

Net cash outflow from investing activities (171.0) (149.3)

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of convertible bond - (167.6)

Proceeds from borrowings 240.0 285.0

Repayment of borrowings (52.5) (86.0)

Dividends paid (73.2) (170.6)

Net cash inflow/(outflow) from financing activities 114.3 (139.2)

Net decrease in cash and cash equivalents (8.1) (92.4)

Cash and cash equivalents at the beginning of the financial year 19.0 112.1

Effects of exchange rate changes on cash and cash equivalents (0.8) (0.7)

Cash and cash equivalents at the end of the financial year 10(a) 10.1 19.0

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

54 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

1. SUMMARY OF SIGNIFICANT

ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. These consolidated financial statements are for the Group consisting of Alumina Limited and its subsidiaries (together referred to as the Group).

A BASIS OF PREPARATION

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, and interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Alumina Limited is a for-profit entity for the purpose of preparing the financial statements.

Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

B PRINCIPLES OF CONSOLIDATION

(I) SUBSIDIARIES

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Alumina Limited as at 31 December 2012 and the results of all subsidiaries for the year then ended. Alumina Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and balance sheet respectively.

(II) ASSOCIATES

Associates are those entities over which the consolidated entity has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the profit or loss, and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(III) EMPLOYEE SHARE TRUST

The Group has formed a trust to administer the Group’s employee share scheme. This trust is consolidated, as the substance of the relationship is that the trust is controlled by the Group.

Shares held by the Alumina Employee Share Plan Trust are disclosed as treasury shares and deducted from contributed equity.

55

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

C INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Alumina Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

Current and deferred tax balances attributable to amounts recognised directly in other comprehensive income and equity are also recognised directly in other comprehensive income and equity.

Additional withholding taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

D FOREIGN CURRENCY TRANSLATION

FUNCTIONAL AND PRESENTATION CURRENCY

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is Alumina Limited’s presentation currency and functional currency.

TRANSACTIONS AND BALANCES

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit or loss, except when they are deferred in other equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

CONTROLLED FOREIGN ENTITIES AND ASSOCIATES

The results and financial position of all the Group entities and associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold, its proportionate share of such exchange differences are reclassified to the profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

E PROPERTY, PLANT AND EQUIPMENT

OWNED ASSETS

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

56 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LEASED ASSETS

The Group leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

F RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the profit or loss within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the profit or loss.

G CASH AND CASH EQUIVALENTS

For cash flow statement presentation purposes, cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

H IMPAIRMENT OF ASSETS

The Group assesses at each reporting period whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

I BUSINESS COMBINATIONS

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquire either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

J DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to allocate the cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture 8 years

Computers and other office equipment 4 years

K BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

Fees paid on establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is

57

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for the liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

L BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and amortisation of capital facility fees. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

M TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

N REVENUE

Interest income is recognised using the effective interest method. Dividend income is recognised in the profit or loss on the date the entity’s right to receive payments is established.

O EMPLOYEE BENEFITS

(I) SALARIES AND ANNUAL LEAVE

Liabilities for salaries and annual leave are recognised in current provisions (i.e. short-term employee benefits), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(II) LONG SERVICE LEAVE

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

(III) SHARE-BASED PAYMENTS

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information relating to these schemes is set out in Note 20.

The fair value of performance rights granted under the Alumina Employee Share Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the performance rights.

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the performance right, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the performance right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right.

Upon the exercise of performance rights, the balance of the share-based payments reserve relating to those performance rights is transferred to share capital.

Non-market vesting conditions are included in assumptions about the number of performance rights that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of performance rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the profit or loss with a corresponding adjustment to equity.

(IV) SUPERANNUATION

From 27 July 2001 until May 2012, all employer contributions and ongoing management of employees’ superannuation entitlements were managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elected for those contributions to be paid to an alternate fund. Since May 2012, Alumina employees are members of an Alumina Limited Super Plan managed by MLC MasterKey Super, except for employees who elected to contribute to an alternate fund. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an expense.

(V) AWAC - DEFINED BENEFIT PLANS

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on a combination of government and corporate bonds that have

58 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in plan assets exceeding liabilities, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

All actuarial gains and losses are recognised in earnings of the associates. The movement in future costs of retirement benefit obligations, net of investment returns, is reflected in the Group’s equity share of AWAC’s results, adjusted for IFRS.

P DERIVATIVES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss.

Derivatives that are designated in hedge relationships

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Net investment in a foreign operation hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in other comprehensive income. The ineffective portion is recognised immediately in profit or loss. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in other comprehensive income shall be recognised in profit or loss on disposal of the foreign operation.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within other income or other expense.

Amounts accumulated in other comprehensive income are reclassified in profit or loss in the periods when the hedged item will affect profit or loss.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to profit or loss.

AWAC - Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them, when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the London Metal Exchange (LME) aluminium price at the time, oil prices, Consumer Price Index and are considered to contain embedded derivatives. Future purchases under these contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price, oil prices and Consumer Price Index, over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, by the relevant AWAC entity. The Group accounts for its share of such transactions within its equity share of net profits of associates.

Q DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

R EARNINGS PER SHARE

(I) BASIC EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for rights issues, bonus elements in ordinary shares issued during the year and treasury shares issued.

(II) DILUTED EARNINGS PER SHARE

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account

59

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

S SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Chief Executive Officer.

T PROVISIONS

Provisions for legal claims and service warranties are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines, refineries and smelters upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to profit or loss in each accounting period. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

U CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or performance rights are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or performance rights, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

V NEW ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2012 reporting period. The Group’s assessment of the impact of these new standards and interpretations is set out below:

i) AASB 9 Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures (effective from 1 January 2015)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2015 but is available for early adoption. When adopted, the standard will affect in particular the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognised directly in profit or loss.

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed. The Group has not yet decided when to adopt AASB 9.

ii) AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, revised AASB 127 Separate Financial Statements and AASB 128 Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective for annual reporting periods on or after 1 January 2013)

60 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation - Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However, the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent/principal relationships.

AASB 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 127 and AASB 128.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept.

The Group does not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the annual reporting period ending 31 December 2013. The Group does not expect any significant impact on the financial statements from adoption of the above standards and amendments.

iii) AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective for annual reporting periods on or after 1 January 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The Group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. The Group does not use fair value measurements extensively. It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The Group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 31 December 2013. iv) Revised AASB 119 Employee Benefits, AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) and AASB 2011-11 Amendments to AASB 119 (September 2011) arising from Reduced Disclosure Requirements (effective 1 January 2013)

In September 2011, the AASB released a revised standard on accounting for employee benefits. It requires the recognition of all remeasurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called ‘corridor’ method) and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset. This replaces the expected return on plan assets that is currently included in profit or loss. The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits. The amendments may have to be implemented retrospectively. The Group does not expect the impact on the financial statements to be significant. There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

W PARENT ENTITY FINANCIAL INFORMATION

The financial information for the parent entity, Alumina Limited, disclosed in Note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.

I) INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE ENTITIES

Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the financial statements of Alumina Limited. Dividends received from associates are recognised in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments.

II) TAX CONSOLIDATION LEGISLATION

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation. The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated Group continues to be a standalone taxpayer in its own right.

In addition to its own current and deferred tax amounts,

61

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for any current tax payable assumed and are compensated by Alumina Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

Assets or liabilities arising under tax funding agreements within the consolidated entities are recognised as current amounts receivable or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

III) FINANCIAL GUARANTEES

Where the parent entity has provided financial guarantees in relation to loans and payables of subsidiaries for no compensation, the fair values of these guarantees are accounted for as contributions and recognised as part of the cost of the investment.

X ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

2. FINANCIAL RISK MANAGEMENT

The Group has exposure to the following risks from use of financial instruments:

- Market risk

- Credit risk

- Liquidity risk

- Fair value estimation

- Capital management

This note presents information about the Group’s exposure to each of the above risks, objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout this financial report.

Financial risk management is carried out by the Treasury Committee which is responsible for developing and monitoring risk management policies.

Risk management policies are established to identify and analyse the risks faced by the Group and the parent, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

A MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines of the Treasury Policies.

(I) FOREIGN EXCHANGE RISK

Foreign exchange risk for the Group arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency.

During 2009 the Group completed a drawdown of funding from the Brazil National Development Bank (BNDES). The funding was predominately in US dollars with the balance in BRL. To hedge the exposure to the BRL/USD exchange rate and BRL interest rates the Group entered into Cross Currency Interest Rate Swaps (CCIRS) for the full amount of the BRL tranche to swap the exposure back to US dollars.

Except as described above, the Group generally does not hedge its foreign currency exposures except through the near-term purchase of currency to meet operating requirements. The change to USD functional currency in January 2010 removed the foreign exchange risk on US dollar borrowings and US dollar denominated assets. Therefore, the Group’s total exposure to foreign exchange risk is insignificant.

62 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

2. FINANCIAL RISK MANAGEMENT (Continued)

(II) PRICE RISK

The Group is exposed to commodity price risk through its investment in AWAC.

The Group, through AWAC, is exposed to embedded derivatives in major long term energy supply contracts that create an exposure to the London Metals Exchange (LME) aluminium price and an electricity hedge that has an exposure to long term electricity prices.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

(III) CASH FLOW AND FAIR VALUE INTEREST RATE RISK

The Group's main interest rate risk arises from its borrowings.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to generally borrow at floating rates subject to availability of attractive fixed rate deals. During 2012 and 2011, the Group's borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008 which attracted interest at the rate of 2 per cent per annum. These convertible bonds were repurchased and cancelled during May and June 2011.

As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan.

Had interest rates on floating rate debt during 2012 been 1 percentage point higher / lower than the average of 3.34 per cent, with all other variables held constant, pre-tax profit for the year would have been US$6.3 million lower / higher (2011: US$4.2 million lower / higher).

Additional information on the Group's interest rate risk is shown in Note 24.

B CREDIT RISK

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of 'A-' are accepted, and exposure limits are assigned based on actual independent rating and Board approved guidelines.

Credit risk further arises in relation to cross guarantees given to wholly owned subsidiaries (see Note 25 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group's maximum exposure to credit risk without taking account of the value of any collateral obtained.

The Group through its investment in AWAC also has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group's participation in AWAC.

C LIQUIDITY RISK

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group's commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below details the Group's remaining contractual maturity for its non-derivative financial liabilities. The amounts disclosed in the table are the carrying amount of financial liabilities. In addition, the Group pays interest on these facilities. Interest, after derivative financial instruments, is based on US dollar floating rates for all facilities. The weighted average interest rate on these facilities at balance date is 3.18%.

Additional information on the Group's borrowings, including committed undrawn facilities, are shown in Notes 15 and 23.

	LESS THAN 1 YEAR US$ MILLION	BETWEEN 1 AND 2 YEARS US$ MILLION	BETWEEN 2 AND 5 YEARS US$ MILLION	OVER 5 YEARS US$ MILLION
At 31 December 2012				
Interest-bearing liabilities	52.0	212.0	410.5	–
Payables	2.7	–	–	–
At 31 December 2011				
Interest-bearing liabilities	52.9	158.1	279.6	–
Payables	3.1	–	–	–

63

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

2. FINANCIAL RISK MANAGEMENT (Continued)

D FAIR VALUE ESTIMATION

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair values of the Group’s financial assets and liabilities, together with the carrying amounts in the balance sheet, are disclosed in note 24(b).

The carrying value less impairment provision for current receivables and payables is a reasonable approximation of their fair values due to the short-term nature of the receivables. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The fair value of derivative instruments are calculated based on discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2012, embedded derivatives in AWAC contracts resulted in an increase of US$6.4 million to Net Profit (2011: US$60.1 million increase).

E CAPITAL MANAGEMENT

The Group’s and parent entity’s objectives when managing capital are to safeguard their ability to continue as a going concern so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital, which the Group defines as profit for the year divided by average shareholders’ equity and the gearing ratio (note 19(b)). The Board of Directors also determine dividends paid to ordinary shareholders.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

AWAC

The Group, through its investment in AWAC makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities of AWAC entities and therefore Group’s investment in associates within the next financial year are discussed below.

EMBEDDED DERIVATIVES

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to management’s estimates, it would have the following effect:

- An unfavourable movement would increase the embedded derivatives net liability by US$136.9 million (2011: US$189.3 million based on 20 per cent) and decrease the deferred tax liability by US$41.1 million (2011: US$56.8 million based on 20 per cent); and decrease Group’s investment in associates by US$38.3 million (2011: US$53.0 million); or

- A favourable movement would decrease the embedded derivatives net liability by US$49.2 million (2011: US$59.7 million based on 20 per cent) and increase the deferred tax liability by US$14.8 million (2011: US$17.9 million based on 20 per cent) and increase Group’s investment in associates by US$13.8 million (2011: US$16.7 million).

ELECTRICITY HEDGE

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this asset, AWAC has applied estimates surrounding long term electricity prices. Were the actual prices to differ by 10 per cent to management’s estimates, it would have the following effect:

- An unfavourable movement would decrease the derivative financial instruments asset by US$249.1 million (2011: US$374.7 million) and decrease the deferred tax liability by US$74.8 million (2011: US$112.4 million) and decrease Group’s investment in associates by US$69.7 million (2011:

64 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

US$104.9 million); or

- A favourable movement would increase the derivative financial instruments asset by US$249.1 million (2011: US$374.7 million) and increase the deferred tax liability by US$74.8 million (2011: US$112.4 million) and increase Group’s investment in associates by US$69.7 million (2011: US$104.9 million).

RETIREMENT BENEFIT OBLIGATIONS

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made. All actuarial gains and losses are recognised in earnings of the associates and reflected in the Group’s equity share of AWAC’s results, adjusted for IFRS.

ASSET RETIREMENT OBLIGATIONS

The estimated costs of rehabilitating mined areas and restoring operating sites are reviewed annually and fully provided at the present value. The amount of USGAAP obligations recognised by AWAC is adjusted to be in compliance with IFRS, and includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability. This requires judgemental assumptions regarding future environmental legislation, the extent of reclamation activities required, plant and site closure and discount rates to determine the present value of these cash flows.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location. The Group accounts for asset retirement obligations via the equity accounting method.

DEFERRED TAX ASSETS

The Group through its equity accounted investment in AWAC has recognised deferred tax assets and liabilities in accordance with AASB 112 Income Taxes. Deferred tax assets are measured using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred asset is realised or the liability is settled. AWAC’s subsidiary in Brazil applied for a tax holiday related to its expanded mining and refining operations. If approved, the tax rate for this subsidiary will decrease significantly resulting in future tax savings over the 10-year holiday period. The net deferred tax assets of the subsidiary are required to be remeasured at the lower holiday rate for the tax losses that will be utilised during the tax holiday period. This requires judgmental assumptions regarding the timing of future taxable profits during the tax holiday period.

ALUMINA GROUP

ESTIMATED IMPAIRMENT OF INVESTMENT IN ASSOCIATES

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in note 1(h). The recoverable amounts of cash–generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, future alumina prices, oil, electricity, gas prices and exchange rates. Key assumptions are determined with reference to industry participants and brokers’ forecasts, commodity and currency forward curves, industry consultant views and brokers’ consensus. Additionally a discount rate is applied to determine the NPV of future cash flows.

65

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

NOTES US$ MILLION

2012 2011

4. REVENUE FROM CONTINUING OPERATIONS

From continuing operations

Interest received/receivable 0.1 0.2

Total revenue from continuing operations 0.1 0.2

5. OTHER INCOME

Change in fair value of derivatives/foreign exchange gains (losses) 0.6 0.1

Total other income 0.6 0.1

6. EXPENSES Profit before tax included the following specific expenses:

(a) Employee benefits expense:

Defined contribution superannuation expense 0.2 0.2

Other employee benefits expense 6.0 6.8

Total Employee benefits expense 6.2 7.0

(b) Finance costs: Interest and finance charges paid/payable:

- unrelated corporations 29.4 26.8

- amortisation of option portion of convertible bond - 1.7

29.4 28.5

Interest received/receivable:

- unrelated corporations (0.1) (0.2)

4 (0.1) (0.2)

Net finance cost 29.3 28.3

66 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

NOTES US$ MILLION 2012 2011

7. INCOME TAX EXPENSE

(a) Income tax expense

Current tax expense (0.4) (1.0)

Aggregate income tax charge for the year (0.4) (1.0)

(b) Numerical reconciliation of income tax expense to prima facie tax payable

(Loss)/profit before tax (61.7) 127.6

Prima facie tax credit/(expense) for the period at the rate of 30% 18.5 (38.3)

The following items caused the total charge for income tax to vary from the above:

Share of equity accounted loss/(profit) not assessable for tax 14.0 (173.1)

Foreign income subject to accruals tax 1.5 1.1

Share of partnership income assessable for tax 9.1 7.7

Amounts non-assessable for tax - (0.2)

Timing differences not recognised (0.1) (1.7)

Tax losses not recognised 36.8 40.9

Non-deductible expenses 2.3 2.2

Previously unrecognised tax losses now recouped to reduce current tax expense (0.5) (1.2)

Net movement 63.1 (124.3)

Consequent (increase)/reduction in charge for income tax (18.9) 37.3

Aggregate income tax expense for the period (0.4) (1.0)

(c) Tax losses

Tax losses - revenue 851.0 723.4

Tax losses - capital 951.5 951.5

Total unused tax losses 1,802.5 1,674.9

Potential tax benefit - revenue 17 280.2 237.9

Potential tax benefit - capital 17 285.4 285.4

565.6 523.3

As explained in Note 17, the tax losses are not recognised. The benefits for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

67

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

		2012	2011
8. EARNINGS PER SHARE			
(a) Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	Negative 2.5	5.2
(b) Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	Negative 2.5	5.2

	NUMBER OF SHARES	
	2012	2011
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	2,439,526,913	2,439,526,913

(c) Conversion, call, subscription or issue after 31 December 2012

On 14 February 2013. Alumina limited announced that CITIC* unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina Limited, being 15% of Alumina Limited's then current capital base, representing 13.04% of Alumina Limited's capital base following completion (the "Placement").

The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina Limited shares for the 30 day period ending 13 February 2013.

The new shares issued under the Placement rank equally from allotment in all respects with existing Alumina Limited shares.

* The subscribers are CITIC Resources Australia Pty Ltd, an indirectly wholly-owned subsidiary of CITIC Resources Holding Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

(d) Reconciliations of earnings used in calculating earnings per share

	US$ MILLION	
	2012	2011
(Loss)/profit from ordinary activities attributable to the ordinary equity holders of the Company used in calculating basic and diluted earnings per share	(62.1)	126.6

	US$ MILLION	
	2012	2011
9. DIVIDENDS		
No interim dividend was declared by the Directors for the first half of 2012 (2011: Interim dividend of USD 3 cents fully franked at 30% per fully paid share declared 11 August 2011 and paid 7 September 2011).	–	73.2
Final dividend of USD 3 cents fully franked at 30% per fully paid share declared 6 February 2012 and paid 15 March 2012 (2011: Final dividend of USD 4 cents fully franked at 30% per fully paid share declared 10 February 2011 and paid 18 March 2011).	73.2	97.6
	73.2	**170.8**
Dividends paid per share	**3.0c**	**7.0c**

(a) Dividends paid during the year

There was no interim dividend paid for 2012. The dividend paid on 15 March 2012 was the final dividend for 2011.

(b) Dividends not recognised at year end

Since year end the Directors have decided not to declare a final dividend.

68 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

9. DIVIDENDS (Continued)

	US$ MILLION	
	2012	2011
(c) Franked dividends		
The fully franked dividends received from AWAC in the financial year were	86.0	232.2

	A$ MILLION	
	2012	2011
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:		
Class 'C' (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2011: 30%)	364.1	357.8

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(d) franking credits that may be prevented from being distributed in subsequent financial years.

	NOTES	US$ MILLION	
		2012	2011
10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS			
Cash at bank and on hand		10.1	19.0
(a) Reconciliation of cash at the end of the year			
For the purposes of the statements of cash flows, cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:		10.1	19.0
(b) Money market deposits			
There were US$7.0 million of interest bearing deposits at 31 December 2012 (2011: US$13.5 million).			
11. CURRENT ASSETS – RECEIVABLES			
Other debtors		0.1	0.2
		0.1	**0.2**
(a) Impaired receivables			
There were no impaired receivables for the Group in 2012 or 2011. At 31 December 2012 and 31 December 2011 there were no receivables that were past due.			
(b) Currencies			
Australian Dollars		**0.1**	**0.2**

69

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

	NOTES	US$ MILLION 2012	US$ MILLION 2011
12. INVESTMENTS IN ASSOCIATES			
(a) Securities not quoted on a prescribed stock exchange			
Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc. The investment in AWAC is accounted for in the consolidated financial statements using the equity method of accounting			
Securities at cost:			
Balance brought forward		3,385.6	3,404.6
Additional funding/capitalisation in AWAC entities		171.0	166.6
Return of capital		–	(17.3)
Foreign currency revaluation		(89.7)	(168.3)
Equity accounted cost of AWAC		**3,466.9**	**3,385.6**
Equity in retained profits of AWAC	12(c)	(167.4)	(58.3)
Equity in reserves of AWAC	21(b),(c)	(3.4)	(2.5)
Equity accounted carrying value of AWAC		**3,296.1**	**3,324.8**
(b) Equity accounted share of AWAC profits and dividends			
Equity share of (losses)/profits before tax		(63.5)	247.6
Equity share of tax		49.5	(74.5)
Equity accounted share of (losses)/profits after tax	12(g)	(14.0)	173.1
Dividends/distributions received by the Group		(95.1)	(239.9)
Surplus of dividends/distributions received over equity share of profits		**(109.1)**	**(66.8)**
(c) Share of AWAC retained profits			
Surplus of dividends/distributions received over equity share of profits	12(b)	(109.1)	(66.8)
Balance brought forward		(58.3)	8.5
Total equity share in retained profits carried forward		**(167.4)**	**(58.3)**

(d) Accounting policies

The audited combined financial statements of the entities forming AWAC are prepared in accordance with Accounting Principles Generally Accepted in the United States of America (US GAAP). Adjustments are made to convert the accounting policies under US GAAP to Australian Accounting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of certain refineries, valuation of certain long term energy purchase contracts which include an aluminium price component in the energy price and differences in the recognition of actuarial gains and losses on certain defined benefit plans and the reversal of certain tax credits and fixed asset uplifts included in Alcoa World Alumina Brasil Ltda.

70 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

12. INVESTMENTS IN ASSOCIATES (Continued)

(e) Additional information on associated parties

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	PERCENTAGE EQUITY	
			2012	2011
AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman				
Alcoa of Australia Limited	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Bauxite and alumina production	America	40	40
Alumina Espanola S.A.	Alumina production	Spain	40	40
Alcoa World Alumina Brasil Ltda.	Bauxite and alumina production	Brazil	40	40
AWA Saudi Ltda.	Bauxite and alumina production	Hong Kong	40	40
Enterprise Partnership[1]	Finance lender	Australia	40	40

[1] Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

(f) Contingent liabilities

St Croix

In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. ("SCA") facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various clean up and remediation efforts. The Division of Environmental Protection ("DEP") of the Department of Planning and Natural Resources ("DPNR") of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with "bauxite or red dust" from the SCA facility. In September 2009, the Court granted defendants' motion for summary judgement on the class plaintiffs' claim for injunctive relief. In October 2009, plaintiffs appealed the Court's summary judgement order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs' appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining individual plaintiffs. On 12 March 2012, the final judgement was entered in the District Court for the District of the Virgin Islands. On 23 March 2012, the plaintiffs filed a notice of appeal of numerous non-settled matters, including but not limited to discovery orders, Daubert rulings, summary judgement rulings, as more clearly set out in the settlement agreement/release between the parties. Plaintiffs' appellate brief was filed in the 3rd Circuit Court on 4 January 2013, together with a motion seeking leave to file a brief of excess length. The court has suspended the remainder of the briefing schedule, including the date for Alcoa's reply brief, until it rules on plaintiffs' motion to file its brief of excess length. AWAC's share of the settlement is fully insured.

On 23 April 2004, St Croix Renaissance Group, LLLP, Brownfield Recovery Corp, and Energy Answers Corporation of Puerto Rico (collectively referred to as "SCRG") filed a suit against St Croix Alumina LLC and Alcoa World Alumina LLC ("AWA LLC") in the Territorial Court of the Virgin Islands, Division of St Croix for claims related to the sale of SCA's former St Croix alumina refinery to plaintiffs (Contract Action). SCA and AWA LLC thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St Croix from 11 January 2011 to 20 January 2011. The jury returned a verdict in favour of plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13 million; on the same claim, the jury awarded punitive damages in the amount of $6 million; and on a negligence claim for property damage, the jury awarded $10 million.

On 17 February 2011, Alcoa filed post-trial motions seeking judgement, notwithstanding the verdict or, in the alternative, a new trial. On 31 May 2011, the court granted Alcoa's motion for judgement regarding Plaintiffs' $10 million negligence award and denied the remainder of Alcoa's motions. Additionally, the court awarded Plaintiffs pre-judgement interest of $2 million on the breach of warranty award. As a result of the court's post-trial decisions, AWAC recorded a charge of $20.3 million in 2011. On 14 June 2011, Alcoa filed a notice of appeal with the US Court of Appeals for the Third Circuit regarding Alcoa's denied post-trial motions. Also on 22 June 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court's post-trial ruling on the negligence claim. The Third Circuit referred this matter to mediation as is its standard practice in appeals.

71

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

12. INVESTMENTS IN ASSOCIATES (Continued)

Following mediation and further, separate settlement discussions, the parties executed an agreement dated 30 September 2011 resolving the matter in its entirety, and subsequently jointly petitioned (i) the District Court to release Alcoa from the jury verdict and (ii) the Third Circuit Court of Appeals to dismiss this matter. On 13 March 2012, the District Court entered an order discharging Alcoa from the jury verdict and, on 14 March 2012, the Third Circuit Court of Appeals dismissed the matter. This matter is now fully resolved.

On 14 January 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action described above and have added as a defendant the current owner of the alumina facility property. In February 2010, Alcoa and SCA removed the case to the federal court for the District of Virgin Islands. Subsequently, plaintiffs have filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. On 17 March 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on 18 May 2011. The parties await assignment of the case to a trial judge. At present, the Group is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

On 1 March 2012, Alcoa was served with a complaint involving approximately 200 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane in September 1998. This complaint, Abraham, et al. v Alcoa, et al. alleges claims essentially identical to those set forth in the Abednego v Alcoa complaint. The matter was originally filed in the Superior Court of the Virgin Islands, St. Croix Division, on 30 March 2011. By motion filed 12 March 2012, Alcoa sought dismissal of this complaint on several grounds, including failure to timely serve the complaint and being barred by the statute of limitations. At present, the Group is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Alba Proceeding

On 27 February 2008, Alcoa Inc. received notice that Aluminium Bahrain BSC (“Alba”) had filed suit against Alcoa Inc. and AWA LLC, and others, in the United States District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain BSC v Alcoa Inc., AWA LLC, William Rice, and Victor Dahdaleh (the “Alba Proceeding”). The complaint alleged that certain Alcoa entities, including Alcoa of Australia Ltd and AWA LLC entities (which are part of AWAC), and their agents, including Victor Phillip Dahdaleh, had engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleged that Alcoa and its employees or agents (1) illegally bribed officials of the Government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices; (2) illegally bribed officials of the Government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba; and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleged that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba claimed damages in excess of $1 billion. Alba’s complaint sought treble damages with respect to its RICO claims, compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract and attorneys’ fees and costs. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation. Alumina holds a 40% equity interest in AWA LLC.

In response to a motion filed by the U.S. Department of Justice (the “DOJ”) on 27 March 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case would be reopened at the close of the DOJ’s investigation. On 8 November 2011 at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by 28 November 2011 and a RICO case statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Alcoa filed a motion to dismiss, which was denied on 11 June 2012.

The Alba Proceeding was settled in relation to Alcoa Inc. and AWA LLC in October 2012, without any admission of liability, by a cash settlement payment of US$85 million, to be paid by AWA LLC in two equal instalments by the first anniversary of the settlement. Based on the settlement agreement with Alba, AWA LLC recorded a charge of $85 million in 2012 in respect of the Alba Proceeding. In addition, AWA LLC entered into a long term alumina supply agreement with Alba.

U.S. Government Investigation relating to Alba Proceeding

On 26 February 2008, Alcoa Inc. had advised the DOJ and the U.S. Securities and Exchange Commission (the “SEC”) that it had recently become aware of these claims, had already begun an internal investigation, and intended to co-operate fully in any investigation that the DOJ or the SEC may commence. On 17 March 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has reported it has been co-operating with the government. The SEC subsequently commenced a parallel investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest,

72 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

12. INVESTMENTS IN ASSOCIATES (Continued)

criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences.

Alcoa Inc. has reported that the DOJ and the SEC investigations into the subject matter of the Alba Proceeding are ongoing and that it has been actively negotiating with the DOJ and SEC to reach a resolution of those investigations. However, Alcoa Inc. has stated that it has not reached any agreement with either agency. Alcoa Inc. has stated that, given the uncertainty regarding whether a settlement can be reached and, if reached, on what terms, it is not able to estimate a range of reasonably possible loss with regard to any such settlement. If a settlement of the DOJ and SEC investigations is reached, Alcoa Inc. has stated that it believes that the settlement amount would be material to Alcoa Inc’s results of operations for the relevant fiscal period. In the event that a settlement is reached in relation to the DOJ and SEC investigations of the Alba matter, Alcoa Inc. and Alumina Limited have agreed that the cash costs of the settlement of the Alba Proceeding and the DOJ and SEC investigations will be allocated between them such that 62.5% will be borne by Alcoa Inc. and 37.5% by AWAC. If a settlement is reached with the DOJ and the SEC regarding their investigations, under that agreement between Alcoa and Alumina Limited, the Company expects a reallocation of a portion of the costs (including legal fees) of the Alba civil settlement from AWAC to Alcoa. If a settlement cannot be reached, Alcoa Inc. has stated that it will proceed to trial with the DOJ and the SEC and under those circumstances, it is unable to predict an outcome or to estimate its reasonably possible loss. Alcoa Inc. has stated that, in those circumstances, there can be no assurance that the final outcome of the DOJ’s and SEC’s investigations will not have a material adverse effect on Alcoa Inc. Accordingly, in those circumstances, there can be no assurance that such final outcome may not have a material adverse effect on AWAC.

Other claims

There are potential obligations that may result in a future obligation due to the various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that existed at balance date. Also, not every plaintiff has specified the amount of damages sought in their complaint. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

NOTES US$ MILLION

2012 2011

(g) Alumina’s share of aggregate associates:

Current assets 797.2 716.1

Non-current assets 3,717.0 3,656.2

Current liabilities (700.1) (595.6)

Non-current liabilities (809.4) (745.4)

Net assets 3,004.7 3,031.3

Mineral rights and bauxite assets 115.6 117.7

Goodwill 175.8 175.8

Carrying value 12(a) 3,296.1 3,324.8

Revenues 2,326.1 2,666.8

Expenses (2,389.6) (2,419.2)

(Loss)/profit before income tax (63.5) 247.6

Income tax credit/(charge) 49.5 (74.5)

(Loss)/profit after income tax (14.0) 173.1

73

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

NOTES US$ MILLION

2012 2011

13. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT

Plant and equipment 13(a) 0.2 0.2

(a) Plant and equipment

Cost 0.3 0.6

Accumulated depreciation (0.1) (0.4)

0.2 0.2

14. CURRENT LIABILITIES - PAYABLES

Trade payables 1.6 1.7

Interest payable 1.1 1.4

2.7 3.1

(a) Currencies

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

Australian dollars 2.0 1.6

US dollars 0.7 1.5

2.7 3.1

15. INTEREST-BEARING LIABILITIES

Current Unsecured

Bank loans 52.0 52.9

Non-current Unsecured

Bank loans 622.5 437.7

Total 674.5 490.6

MILLIONS

2012 2011

(a) Currencies

Interest-bearing liabilities are due in the following currencies:

US dollars 638.1 439.4

BRL1 74.4 96.2

US$ equivalent of above currencies 674.5 490.6

1 BRL loans have been swapped to US dollars using cross currency interest rate swaps.

(b) Exchange rates

Exchange rates at balance date used in translations:

USD$1 = BRL 2.044 1.876

(c) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the USD principal amount.

74 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

15. INTEREST-BEARING LIABILITIES (Continued)

NOTES

US$ MILLION

2012 2011

(d) Risk Exposures

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

6 months or less 674.5 490.6

1- 5 years - -

Over 5 years - -

674.5 490.6

NOTES US$ MILLION

2012 2011

16. CURRENT LIABILITIES - PROVISIONS

Employee benefits-provision for annual leave 0.3 0.2

17. NON-CURRENT LIABILITIES - DEFERRED TAX LIABILITIES

The balance comprises temporary differences attributable to:

Deferred tax liabilities

Payables - 0.1

Fair value of derivatives - -

Total deferred tax liabilities - 0.1

Deferred tax assets

Employee benefits 0.2 0.2

Fair value of derivatives 1.4 0.4

Borrowing costs 0.1 0.1

Accrued liabilities 0.3 0.1

Transaction costs 1.7 4.5

Total deferred tax assets other than losses 3.7 5.3

Net deferred tax assets before tax losses 3.7 5.2

Tax losses - revenue 7(c) 280.2 237.9

Tax losses - capital 7(c) 285.4 285.4

Deductible temporary differences and tax losses not recognised (569.3) (528.5)

Net deferred tax assets - -

Deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. Remaining deferred tax assets and liabilities are not recognised as it is not probable that future taxable amounts will be available to utilise those temporary differences and losses. The consolidated entity recognises all movements in temporary differences in profit and loss other than temporary differences arising from movements in exchange rates.

75

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

US$ MILLION

2012 2011

18. NON-CURRENT LIABILITIES - PROVISIONS

Employee benefits-provision for long service leave 0.6 0.5

The aggregate of provisions for employee benefits as shown in Notes 16 and 18 are US$0.9 million (2011: US$0.7 million).

US$ MILLION

2012 2011

19. CONTRIBUTED EQUITY

Ordinary share capital issued and fully paid

Balance brought forward 2,154.1 2,154.1

Movement for the period - -

Total issued capital 2,154.1 2,154.1

US$ MILLION

2012 2011

19. CONTRIBUTED EQUITY

Ordinary share capital issued and fully paid

Balance brought forward 2,154.1 2,154.1

Movement for the period - -

Total issued capital 2,154.1 2,154.1

MOVEMENTS IN ORDINARY SHARE CAPITAL NUMBER OF FULLY PAID SHARES

2012 2011

Opening number of shares 2,440,196,187 2,440,196,187

Movement for the period - -

Closing number of shares 2,440,196,187 2,440,196,187

(a) Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(b) Capital risk management

The Group’s objectives when managing capital is to safeguard the ability to continue as a going concern, so that it can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus debt.

The gearing ratios at 31 December 2012 and 31 December 2011 were as follows:

NOTES US$ MILLION

2012 2011

Total borrowings 15 674.5 490.6

Less: cash and cash equivalents 10 (10.1) (19.0)

Net debt 664.4 471.6

Debt 674.5 490.6

Total equity 2,628.5 2,854.0

Total capital 3,303.0 3,344.6

Gearing ratio 20.1% 14.1%

The increase in the gearing ratio during 2012 resulted primarily from an increase in net debt and a decrease in comprehensive income resulting primarily from the depreciation of the Brazilian Reais against the US dollar.

76 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

20. SHARE-BASED PAYMENTS

ALUMINA EMPLOYEE SHARE PLAN (ESP)

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The Chief Executive Officer of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

For performance rights granted since 2008, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the directors decide otherwise.

The value per performance right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the performance rights vest.

Set out below are the assumptions made for the performance rights granted on 9 March 2012:

Share Price at Valuation date $1.185

Risk Free rate 3.63%

Dividend Yield 3.1%

Volatility 47%

The volatility assumption is based on the actual volatility of Alumina Limited’s daily closing share price over the three year period to the valuation date.

For further details on key features of the ESP and key management personnel information refer to the remuneration report.

77

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

20. SHARE-BASED PAYMENTS (Continued)

Set out below are summaries of performance rights granted under the Plan:

2012						
GRANT DATE	EXPIRY DATE	BALANCE AT START OF THE YEAR NUMBER	GRANTED DURING THE YEAR NUMBER	VESTED DURING THE YEAR NUMBER	EXPIRED DURING THE YEAR NUMBER	BALANCE AT END OF THE YEAR NUMBER
13/1/2009	30/11/2011	352,500	-	-	(352,500)	-
12/2/2010	20/12/2012	496,600	-	-	(11,000)	485,600
18/2/2011	6/12/2013	428,400	-	-	(9,100)	419,300
9/3/2012	11/12/2014	-	680,240[1]	-	(14,200)	666,040
Total		1,277,500	680,240	-	(386,800)	1,570,940

[1] Fair value per performance right at grant date was A$0.78.

2011						
GRANT DATE	EXPIRY DATE	BALANCE AT START OF THE YEAR NUMBER	GRANTED DURING THE YEAR NUMBER	VESTED DURING THE YEAR NUMBER	EXPIRED DURING THE YEAR NUMBER	BALANCE AT END OF THE YEAR NUMBER
8/2/2008	4/12/2010	15,850	-	-	(15,850)	-
13/1/2009	30/11/2011	352,500	-	-	-	352,500
12/2/2010	20/12/2012	634,300	-	-	(137,700)	496,600
18/2/2011	6/12/2013	-	559,900[2]	-	(131,500)	428,400
Total		1,002,650	559,900	-	(285,050)	1,277,500

[2] Fair value per performance right at grant date was A$2.03.

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.1 years (2011: 2.1 years)

EXPENSES ARISING FROM SHARE-BASED PAYMENT TRANSACTIONS IN THE ALUMINA EMPLOYEE SHARE PLAN

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	US$ 000'S	
	2012	2011
Performance rights granted under the Alumina Employee Share Plan	673	580

78 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

NOTES

US$ MILLION

2012 2011

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES

Reserves

Asset revaluation reserve 21(c) 30.8 30.8

Capital reserve 21(c) 12.5 12.5

Foreign currency translation reserve 21(a) (320.8) (230.9)

Share-based payments reserve 21(b) 5.0 4.4

Option premium on convertible bonds 21(c) 18.6 18.6

Cash-flow hedge reserve 21(c) (5.1) (4.2)

(259.0) (168.8)

(a) Foreign currency translation reserve

Balance brought forward (230.9) (62.0)

Currency translation differences arising during the year (89.9) (168.9)

Balance carried forward (320.8) (230.9)

(b) Share-based payments reserve

Share-based payments reserve at beginning of the financial year:

-Group 2.7 2.1

-Associates 1.7 1.7

4.4 3.8

Performance rights expense

-Group 0.6 0.6

-Associates - -

5.0 4.4

Share-based payments reserve at end of the financial year:

-Group 3.3 2.7

-Associates 1.7 1.7

5.0 4.4

79

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

(c) Nature and purpose of reserves

(i) Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Capital reserve

The reserve records dividends arising from share of profits on sale of investments.

(iii) Foreign currency translation reserve

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.

(iv) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of performance rights issued but not exercised.

(v) Option premium on convertible bonds

The convertible bond was accounted for as a compound instrument at the Group level. The option premium represented the equity component (conversion rights) of the convertible bond. The convertible bond was fully redeemed in 2011.

(v) Cash-flow hedge reserve

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve (refer Note 1(p)). The year-end balance and movements within the cash-flow hedge reserve of AWAC is accounted for via the equity accounting method.

NOTES

US$ MILLION

2012 2011

(d) Retained profits

Retained profits at the beginning of the financial year:

- Group 928.5 903.6

- Associates (58.3) 8.5

870.2 912.1

(Loss)/profit attributable to the owners of Alumina Limited (62.1) 126.6

Transfer from capital reserve - 2.3

Dividend provided for or paid (73.2) (170.8)

Retained profits at the end of the financial year 734.9 870.2

Retained profits at the end of the financial year:

- Group 902.3 928.5

- Associates 12(c) (167.4) (58.3)

734.9 870.2

(e) Treasury shares1

Balance brought forward (1.5) (1.5)

Movement for the period - -

Balance carried forward (1.5) (1.5)

1 Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan.

80 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

	NOTES	US$ MILLION	
		2012	2011
22. NOTES TO THE STATEMENTS OF CASH FLOWS			
(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities			
Operating (loss)/profit from continuing operations after income tax		(62.1)	126.6
Surplus of dividends received/receivable over equity share of profits	12(b)	109.1	66.8
Amortisation of option portion of convertible bond	6	-	1.7
Amortisation of commitment and upfront fees		2.4	4.4
Commitment and upfront fees capitalised		(1.6)	(1.5)
Non-cash employee benefits expense-share based payments		0.6	0.6
Net exchange differences		-	(0.1)
Sub total		48.4	198.5
Change in assets and liabilities			
(Increase)/decrease in:			
-receivables		0.1	-
-other assets		1.0	0.3
(Decrease)/increase in:			
-payables		(0.4)	(2.8)
-other liabilities		(0.5)	0.1
Net cash inflow from operating activities		**48.6**	**196.1**

(b) Acquisition/disposal of controlled entities

During the year the Company did not dispose of any material controlled entities.

(c) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2012 (2011: nil).

	NOTES	US$ MILLION	
		2012	2011
23. FINANCING FACILITIES			
The facilities available at balance date were as follows:			
Total loan facilities		929.5	785.6
Used at end of reporting period	15	674.5	490.6
Available at balance date		**255.0**	**295.0**

Funding facilities include bilateral bank facilities, a syndicated facility and a development bank loan. All bilateral bank facilities are available in US dollars, of which two are also available in Australian dollars and one is also available in EURO. The syndicated facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $52 million per annum. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates.

During the year, Alumina Limited added $200 million in new committed debt facilities with terms of two to five years and refinanced the US$107 million committed bank facility due for maturity in November 2013 to December 2017. The next scheduled debt maturity for Alumina Limited is US$100 million in March 2014.

Current liabilities of $59.8 million exceed current assets of $15.1 million, however Directors have concluded that the liabilities will be met using available cash and undrawn committed facilities whose maturities extend beyond 31 December 2013.

81

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

24. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is mainly exposed to interest rate risk on its outstanding interest bearing liabilities and cash investments.

Interest rate risk exposure

The consolidated entity's exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

GROUP - AS AT 31 DECEMBER 2012

US$ MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON-INTEREST BEARING	TOTAL
Financial Assets						
Cash and cash equivalents	10	10.1	-	-	-	10.1
Receivables	11	-	-	-	0.1	0.1
		10.1	**-**	**-**	**0.1**	**10.2**
Financial Liabilities						
Payables	14	-	-	-	2.7	2.7
Interest-bearing liabilities	15	674.5	-	-	-	674.5
		674.5	**-**	**-**	**2.7**	**677.2**
Weighted average interest rate after derivative instruments		3.18%				
Net financial liabilities		**(664.4)**	**-**	**-**	**(2.6)**	**(667.0)**

GROUP - AS AT 31 DECEMBER 2011

US$ MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON-INTEREST BEARING	TOTAL
Financial Assets						
Cash and cash equivalents	10	19.0	-	-	-	19.0
Receivables	11	-	-	-	0.2	0.2
		19.0	**-**	**-**	**0.2**	**19.2**
Financial Liabilities						
Payables	14	-	-	-	3.1	3.1
Interest-bearing liabilities	15	490.6	-	-	-	490.6
		490.6	**-**	**-**	**3.1**	**493.7**
Weighted average interest rate after derivative instruments		3.63%				
Net financial liabilities		**(471.6)**	**-**	**-**	**(2.9)**	**(474.5)**

(b) Fair value measurements

Fair value measurements recognised on the balance sheet

The following table presents the Group's financial assets and financial liabilities measured and recognised at fair value at 31 December 2012 and 31 December 2011 grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

- Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices), and
- Level 3 - inputs for the asset or liability that are based on unobservable market data (unobservable inputs)

82 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

24. FINANCIAL INSTRUMENTS (continued)

GROUP - AS AT 31 DECEMBER 2012

LEVEL 1 US$ MILLION

LEVEL 2 US$ MILLION

LEVEL 3 US$ MILLION

TOTAL US$ MILLION

Financial liabilities at fair value through profit and loss

Derivative financial instruments - 4.6 - 4.6

Total financial liabilities - 4.6 - 4.6

GROUP - AS AT 31 DECEMBER 2011

LEVEL 1 US$ MILLION

LEVEL 2 US$ MILLION

LEVEL 3 US$ MILLION

TOTAL US$ MILLION

Financial assets at fair value through profit and loss

Derivative financial instruments - 1.3 - 1.3

Total financial assets - 1.3 - 1.3

83

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

25. INVESTMENTS IN CONTROLLED ENTITIES

ENTITIES CONSOLIDATED	NOTES	PLACE OF INCORPORATION
NAME		
Alumina Limited		VIC, Australia
All controlled entities are wholly-owned, unless otherwise indicated		
Controlled entities		
Alumina Employee Share Plan Pty Ltd		VIC, Australia
Alumina Finance Limited	D	VIC, Australia
Alumina Holdings (USA) Inc.	A	Delaware, USA
Alumina International Holdings Pty. Ltd.	B	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C	VIC, Australia
Alumina Limited Do Brasil SA	E	Brazil
Alumina (U.S.A.) Inc.	A	Delaware, USA
Butia Participaçoes SA	F	Brazil
Westminer Acquisition (U.K.) Limited	F	UK
Westminer International (U.K.) Limited	G	UK

These controlled entities:

A) have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B) has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission ("ASIC") Class Order 98/1418. This company, which is also referred to in the Directors' Declaration is, with Alumina Limited, a member of a "Closed Group" as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

C) this is a small proprietary company, and is not required to prepare a financial report;

D) this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts;

E) this company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty. Ltd. It has a functional currency of US dollars and prepares separate audited accounts;

F) prepares separate audited accounts;

G) this company was dissolved on 10 May 2011.

84 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

25. INVESTMENTS IN CONTROLLED ENTITIES (continued)

CLOSED GROUP US$ MILLION

2012 2011

Deed of cross guarantee

Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets

Cash and cash equivalents 9.0 17.6

Receivables 77.8 75.4

Other assets 4.5 5.3

Total current assets 91.3 98.3

Non-current assets

Investments in associates 1,615.2 1,487.6

Other financial assets 1,817.4 1,709.2

Property, plant and equipment 0.2 0.2

Total non-current assets 3,432.8 3,197.0

Total assets 3,524.1 3,295.3

Current liabilities

Payables 1.2 2.4

Derivative financial instruments 4.6 1.3

Provisions 0.3 0.2

Other 1.0 0.6

Total current liabilities 7.1 4.5

Non-current liabilities

Interest-bearing liabilities 495.1 254.9

Provisions 0.6 0.5

Total non-current liabilities 495.7 255.4

Total liabilities 502.8 259.9

Net assets 3,021.3 3,035.4

Equity

Contributed equity 2,154.1 2,154.1

Reserves 238.1 237.5

Retained profits 629.1 643.8

Total equity 3,021.3 3,035.4

85

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

25. INVESTMENTS IN CONTROLLED ENTITIES (continued)

Set out below is a consolidated income statement for the closed Group:

CLOSED GROUP US$ MILLION

2012 2011

Statements of comprehensive income of closed Group

Revenue from continuing operations 95.2 240.0

Other income 1.2 5.6

General and administrative expenses (18.2) (16.3)

Impairment of financial assets - (16.6)

Other expenses (3.3) (6.1)

Finance costs (16.4) (13.5)

Profit from ordinary activities before income tax 58.5 193.1

Income tax expense - (0.4)

Net profit 58.5 192.7

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year 643.8 621.9

Net profit 58.5 192.7

Dividend provided for or paid (73.2) (170.8)

Retained profits at the end of the financial year 629.1 643.8

26. CONTINGENT LIABILITIES

There are no contingent liabilities of the Group as at 31 December 2012 (2011: nil). Contingent liabilities of the associates are disclosed in Note 12(f).

US$ MILLION

2012 2011

27. COMMITMENTS FOR EXPENDITURE

Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:

Within one year 0.1 0.1

Later than one year but not later than 5 years 0.2 0.3

Later than 5 years - -

0.3 0.4

The Group leases office facilities under non-cancellable operating leases expiring within two to five years.

CAPITAL COMMITMENTS

There are no contractual capital commitments at reporting date but there are expected to be capital injections to AWAC during 2013.

86 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

28. RELATED PARTY TRANSACTIONS

The parent entity within the Group is Alumina Limited. Balances and transactions between the parent entity and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

Disclosures relating to directors and other key management personnel are set out in Note 29.

OTHER RELATED PARTIES

There are no other related party transactions.

OWNERSHIP INTERESTS IN RELATED PARTIES

Interests held in the following classes of related parties are set out in the following notes:

- (a) controlled entities – Note 25; and
- (b) associates – Note 12.

29. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive
J Pizzey

Executive directors
J Bevan, Chief Executive Officer

Non-executive directors
P A F Hay
E Stein
P C Wasow

(b) Other key management personnel

In addition to executive directors, the following persons also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

NAME	POSITION	EMPLOYER
S C Foster	General Counsel and Company Secretary	Alumina Limited
C Thiris	Chief Financial Officer	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2012.

(c) Remuneration of key management personnel

	US$	
	2012	2011
Short-term employee benefits	4,272,382	4,649,435
Post-employment benefits	114,777	118,089
Share based payments	582,355	532,570
Termination pay	-	547,986
	4,969,514	**5,848,080**

87

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

The Remuneration report has been prepared in A$, whilst the Financial Report has been prepared in US$. The average exchange rate for 2012 of 1.0355 (2011: 1.0327) has been used for conversion.

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Details of performance rights over ordinary shares in the Company provided as remuneration together with terms and conditions of the performance rights can be found in the Remuneration Report on pages 26 to 48.

(ii) Performance share rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2012

NAME	TYPE OF EQUITY-BASED INSTRUMENT	NUMBER OF PERFORMANCE RIGHTS OR OPTIONS HELD AT 1 JANUARY 2012[1]	NUMBER GRANTED DURING THE YEAR AS REMUNERATION[2]	NUMBER VESTED/ EXERCISED DURING THE YEAR	NUMBER LAPSED DURING THE YEAR[3]	NUMBER HELD AT 31 DECEMBER 2012	VESTED AND EXERCISABLE AT THE END OF THE YEAR
J Bevan	Performance rights	770,300	418,500	-	(191,600)	997,200	-
S C Foster	Performance rights	305,400	136,300	-	(113,600)	328,100	-
C Thiris[4]	Performance rights	-	-	-	-	-	-

[1] Includes the number of Performance Rights granted that were subject to testing in 2012 but not yet vested.

[2] Performance Rights granted in March 2012 for the 3 year performance test period concluding in December 2014.

[3] For Performance Rights granted under ESP in January 2009 and tested in December 2011 were subject to two further tests applied over a (4 week period) 6 and 12 months after the initial test. The testing of those Performance Rights in 2012 resulted in all of those Performance Rights lapsing.

[4] Performance Rights are granted in respect of work conducted in the prior year. Mr Thiris was appointed interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011 and as such, no Performance Rights were offered to Mr Thiris in respect of 2012.

2011

NAME	TYPE OF EQUITY-BASED INSTRUMENT	NUMBER OF PERFORMANCE RIGHTS OR OPTIONS HELD AT 1 JANUARY 2011[1]	NUMBER GRANTED DURING THE YEAR AS REMUNERATION[2]	NUMBER VESTED/ EXERCISED DURING THE YEAR	NUMBER LAPSED DURING THE YEAR[3]	NUMBER HELD AT 31 DECEMBER 2011	VESTED AND EXERCISABLE AT THE END OF THE YEAR
J Bevan	Performance rights	504,500	265,800	-	-	770,300	-
S C Foster	Performance rights	231,400	86,600	-	(12,600)	305,400	-
J S Downes[4]	Performance rights	137,700	131,500	-	(269,200)	-	-

[1] Includes the number of Performance Rights granted that were subject to testing in 2011 but not yet vested.

[2] Performance Rights granted in February 2011 for the 3 year performance test period concluding in December 2013.

[3] For Performance Rights granted under ESP in February 2008 and tested in December 2010 were subject to two further tests applied over a (4 week period) 6 and 12 months after the initial test. The testing of those Performance Rights in 2011 resulted in all of those Performance Rights lapsing.

[4] Ms Downes ceased employment with the Company on 24 August 2011 and pursuant to her employment contract and the Rules of the Alumina Employee Share Plan, she forfeited all invested Performance Rights as at her cessation date.

88 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director Aof Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2012				
NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF RIGHTS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors of Alumina Limited				
Ordinary shares				
P A F Hay	112,598	-	-	112,598
J Pizzey	65,445	-	-	65,445
E Stein	14,281	-	-	14,281
J Bevan	432,152	-	-	432,152

Other key management personnel of the company and consolidated entity

ORDINARY SHARES				
S C Foster	144,867	-	-	144,867

2011				
NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF RIGHTS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors of Alumina Limited				
Ordinary shares				
D M Morley[1]	951,670	-	-	951,670
P A F Hay	112,598	-	-	112,598
R J McNeilly[2]	115,145	-	-	115,145
J Pizzey	65,445	-	-	65,445
E Stein	-	-	14,281	14,281
J Bevan	355,380	-	76,772	432,152
J S Downes[3]	174,350	-	31,210	205,560

[1] Mr Morley retired from the Company on 30 November 2011. His shareholding is of that date.
[2] Mr McNeilly retired as a Director of Alumina Limited on 3 March 2011. His shareholding is of that date.
[3] Ms Downes ceased employment with the Company on 24 August 2011. Her shareholding is of that date.

Other key management personnel of the company and consolidated entity

ORDINARY SHARES				
S C Foster	122,081	-	22,786	144,867

(e) Loans to directors and executives

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2012 or 2011.

89

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2012

30. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	US$ 000'S	
	2012	2011
Amounts received or due and receivable by PricewaterhouseCoopers Australia:		
Audit and review of the financial reports	865	867
Other assurance services	4	4
Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:		
Overseas taxation services	16	65
Total	885	936

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

31. FINANCIAL REPORTING BY SEGMENT

(a) Geographical Segment Information

Years ended 31 December 2012 and 31 December 2011

Alumina Limited's primary assets are its 40% interest in the series of operating entities forming AWAC.

Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interests in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

(b) Entity wide disclosures: Geographical location of assets

YEAR ENDED 31 DECEMBER 2012		US$ MILLION		
CONSOLIDATED	AUSTRALIA	BRAZIL	OTHER	TOTAL
Investments in Associates	1,209.8	1,255.2	831.1	3,296.1
Other assets	13.8	0.6	0.9	15.3
Liabilities	(497.9)	(185.0)	-	(682.9)
Consolidated net assets				2,628.5

YEAR ENDED 31 DECEMBER 2011		US$ MILLION		
CONSOLIDATED	AUSTRALIA	BRAZIL	OTHER	TOTAL
Investments in Associates	1,218.4	1,357.5	748.9	3,324.8
Other assets	23.3	1.4	0.9	25.6
Liabilities	(255.1)	(241.3)	-	(496.4)
Consolidated net assets				2,854.0

Alumina Limited earns no revenue from external customers.

90 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

32. PARENT ENTITY FINANCIAL INFORMATION

SUMMARY FINANCIAL INFORMATION

US$ MILLION

2012 2011

Financial position

Assets

Current assets 19.6 25.8

Non-current assets 3,754.3 3,516.9

Total assets 3,773.9 3,542.7

Liabilities

Current liabilities 7.2 4.4

Non-current liabilities 495.7 255.5

Total liabilities 502.9 259.9

Equity

Issued capital 2,154.1 2,154.1

Reserves

- Asset revaluation reserve 126.8 126.8

- Asset realisation reserve 76.2 76.2

- Capital reserve 12.3 12.3

- Share-based payments reserve 3.3 2.7

- Option premium on convertible bonds 19.5 19.5

Retained earnings 878.8 891.2

Total Equity 3,271.0 3,282.8

Financial performance

Profit for the year 60.8 195.3

Other comprehensive income - -

Total comprehensive income 60.8 195.3

91

ALUMINA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

32. PARENT ENTITY FINANCIAL INFORMATION (continued)

Guarantees entered into by the parent entity

The parent entity has entered into a Deed of Cross Guarantee with the effect that it guarantees the debts of its wholly-owned subsidiaries. Further details of the Deed of Cross Guarantee and the subsidiaries subject to the deed, are disclosed in Note 25. The parent entity has provided a guarantee in August 2010 for 40 per cent of Alumina Espanola SA’s obligation to purchase fuel oil for one year. This was extended in February 2013 until 31 December 2013.

The parent entity has also provided guarantees to certain third parties in relation to the performance of contracts by various AWAC companies. These are further guarantees such as Banco di Bilbao in respect of Espanola and the Suriname mining contract and a letter of credit to Honeywell Manageability Leasing Company in relation to lease payments for the Honeywell operating system. In late 2011, Alcoa Inc., on behalf of AWAC, issued guarantees to the lenders of the Ma’aden bauxite mining/refining project in Saudi Arabia. Alcoa Inc’s guarantees for the refining and mining company cover total debt service requirements through to June 2019. In the event Alcoa Inc. would be required to make payments under the guarantees, 40 per cent of such amount would be contributed by Alumina Limited.

Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 31 December 2012 (31 December 2011: Nil). For information about guarantees given by the parent entity, please see above.

Contractual commitments for the acquisition of property, plant and equipment

There are no contractual commitments by the parent entity for the acquisition of property, plant and equipment at reporting date.

Tax consolidation

Alumina Limited and its wholly-owned Australian controlled entities formed a tax consolidation group (the Group) with effect from 1 January 2004. Alumina Limited is the head entity of the Group. Members of the Group have entered into a tax sharing agreement that provides that the head entity will be liable for all taxes payable by the Group from the consolidation date. The parties have agreed to apportion the head entity’s taxation liability within the Group based on each contributing members’ share of the Group’s taxable income and losses.

Intercompany Loans

Loans granted by the parent entity to its subsidiaries are classified as non-current assets. Comparative information was reclassified as appropriate.

33. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 14 February 2013, Alumina Limited announced that CITIC* unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina Limited, being 15% of Alumina Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the “Placement”).

The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina Limited shares for the 30 day period ending 13 February 2013.

The new shares issued under the Placement rank equally from allotment in all respects with existing Alumina Limited shares.

* The subscribers are CITIC Resources Australia Pty Ltd, an indirectly wholly-owned subsidiary of CITIC Resources Holding Limited, and Bestbuy Overseas Co., Ltd, an indirect wholly-owned subsidiary of CITIC Limited.

92 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

DIRECTORS’ DECLARATION

FOR THE YEAR ENDED 31 DECEMBER 2012

DIRECTORS: DECLARATION

IN THE DIRECTORS’ OPINION:

a) the financial statements and notes set out on pages 50 to 91 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the financial year ended on that date; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 25 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 25.

Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporation Act 2001.

This declaration is made in accordance with a resolution of the Directors.

/s/ G J Pizzey

G J Pizzey

Chairman

8	March 2013

93

ALUMINA LIMITED

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED

REPORT ON THE FINANCIAL REPORT

We have audited the accompanying financial report of Alumina Limited (the company), which comprises the balance sheet as at 31 December 2012, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Alumina Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL REPORT

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

INDEPENDENCE

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

AUDITOR’S OPINION

In our opinion:

(a) the financial report of Alumina Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

94 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED

FOR THE YEAR ENDED 31 DECEMBER 2012

REPORT ON THE REMUNERATION REPORT

We have audited the remuneration report included in pages 26 to 48 of the directors’ report for the year ended 31 December 2012. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

AUDITOR’S OPINION

In our opinion, the remuneration report of Alumina Limited for the year ended 31 December 2012, complies with section 300A of the Corporations Act 2001.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

/s/ Nadia Carlin

Nadia Carlin

Partner

Melbourne

8 March 2013

Liability limited by a scheme approved under Professional Standards Legislation

95

ALUMINA LIMITED

DETAILS OF SHAREHOLDINGS AND SHAREHOLDERS
LISTED SECURITIES - 25 FEBUARY 2013

Alumina Limited has 2,806,225,615 issued fully paid ordinary shares of which 23,213 are classified as Ordinary Restricted shares. The Ordinary Restricted shares represent the shares vested to employees under the terms and conditions of the Alumina Employee share Plan and are held on Trust by the Alumina Employee share Plan Pty. Ltd.

SIZE OF SHAREHOLDINGS AS AT 25 FEBRUARY 2013

RANGE	TOTAL HOLDERS	UNITS	% OF ISSUED CAPITAL
1 - 1,000	23,202	11,237,868	0.40
1,001 - 5,000	27,506	69,141,242	2.46
5,001 - 10,000	9,127	68,378,420	2.44
10,001 - 100,000	9,919	250,602,290	8.93
100,001 - 9,999,999,999	553	2,406,865,795	85.77
Total	**70,307**	**2,806,225,615**	**100.00**

Of these, 10,615 shareholders held less than a marketable parcel of $500 worth of shares (412). In accordance with ASX Business Rules, the last sale price on the Company's shares on the ASX on 25 February 2013 was used to determine the number of shares in a marketable parcel.

NAME	NO. OF FULLY PAID ORDINARY SHARES	%
National Nominees Limited	588,634,462	20.98
HSBC Custody Nominees (Australia) Limited	487,626,784	17.38
JP Morgan Nominees Australia Limited	419,441,194	14.95
CITIC Resources Australia Pty Ltd	219,617,657	7.83
Bestbuy Overseas Co., Ltd	146,411,771	5.22
Citicorp Nominees Pty Ltd	108,602,335	3.87
BNP Paribas Noms Pty Ltd	67,212,720	2.40
RBC Investor Services Australia Nominees Pty Limited	32,372,451	1.15
JP Morgan Nominees Australia Lmited (Cash Income A/C)	28,525,603	1.02
UBS Nominees Pty Ltd	17,623,990	0.63
HSBC Custody Nominees (Australia) Limited (NT Commonwealth Super Corp A/C)	14,719,865	0.52
Australian Foundation Investment Company Limited	14,323,142	0.51
Debortoli Wines Pty Limited	14,132,596	0.50
AMP Life	12,787,790	0.46
Citicorp Nominees Pty Limited (Colonial First State Inv A/C)	12,042,534	0.43
Argo Investments Limited	11,779,840	0.42
QIC Limited	11,195,418	0.40
Suncorp Custodian Services Pty Limited	9,558,512	0.34
BNP Paribas Nominees Pty Ltd (Agency Lending DRP A/C)	7,182,491	0.26
Mirrabooka Investments Limited	5,121,800	0.18
Total held by 20 largest shareholders	**2,228,912,955**	**79.43**
Total remaining Holders Balance	**577,312,660**	**20.57**

96 | ALUMINA LIMITED ANNUAL REPORT 2012

ALUMINA LIMITED

DETAILS OF SHAREHOLDINGS AND SHAREHOLDERS LISTED SECURITIES - 25 FEBUARY 2013

Each ordinary shareholder is entitled on a show of hands to vote and on a poll one vote for each share held.

The Company does not have a current on market buy-back of its shares.

SUBSTANTIAL SHAREHOLDING AS AT 25 FEBRUARY 2013	SHAREHOLDERS	%
CITIC Resources Australia Pty Ltd	219,617,657	7.83
Schroder Investment Management Australia Limited	172,782,144	6.16
Manning and Napier Advisors LLC	149,228,725	5.32
Bestbuy Overseas Co., Ltd	146,411,771	5.22

FINANCIAL HISTORY

AS AT 31 DECEMBER 2012	2012 US$ MILLIONS	2011 US$ MILLIONS	2010 US$ MILLIONS	2009[1] US$ MILLIONS	2008 A$ MILLIONS
Revenue from continuing operations	0.1	0.2	1.4	4.4	3.5
Other income	0.6	0.1	2.1	11.5	0.4
Share of net (loss)/profits of associates accounted for using the equity method	(14.0)	173.1	84.5	1.6	242.6
Finance costs	(29.4)	(28.5)	(38.7)	(31.0)	(48.8)
Change in fair value of derivatives	–	–	–	–	(7.9)
General and administrative expenses	(19.0)	(17.3)	(14.7)	(10.5)	(19.2)
Income tax (expense)/credit from continuing operations	(0.4)	(1.0)	–	0.3	(2.6)
Net (loss)/profit attributable to owners of Alumina Limited	(62.1)	126.6	34.6	(23.7)	168.0
Non-operating non-cash items[2]	9.6	1.4	2.1	24.0	33.6
Underlying (loss)/earnings[2]	**(52.5)**	**128.0**	**36.7**	**0.3**	**201.6**
Total assets	3,311.4	3,350.4	3,542.5	3,504.2	3,898.6
Total liabilities	682.9	496.4	471.0	585.9	1,105.8
Net assets	2,628.5	2,854.0	3,071.5	2,918.3	2,792.8
Shareholders' funds	**2,628.5**	**2,854.0**	**3,071.5**	**2,918.3**	**2,792.8**
Dividends declared	**73.2[4]**	**170.8**	**91.6**	**–**	**273.8**
Dividends received from AWAC	**86.0**	**232.2**	**234.4**	**135.6**	**356.0**
Statistics					
Dividends declared per ordinary share	–[5]	US6c	US6c	US1.8c	12c
Dividend payout ratio (cash dividends)	–	136%	271%	–	163%
Earnings per ordinary share	(2.5c)	5.2c	1.4c	(1.1c)	11.3c
Return on equity[3]	Negative 2.2%	4.1%	1.2%	Negative 0.9%	8.5%
Gearing (net debt to equity)	20.1%	14.1%	10.0%	8.7%	27%
Net tangible assets backing per share	**$0.97**	**$1.06**	**$1.14**	**$1.09**	**$1.71**

[1] Alumina Limited's functional and presentation currency is now US dollars. 2009 results have been restated to present them in US dollars. Prior years are disclosed in Australian dollars.

[2] (Underlying earnings have been calculated by adjusting reported net profit amounts relating to non-cash entries which do not reflect the operations of the Company. These non-cash entries related to mark-to market valuations of AWAC embedded derivatives and adjustments resulting from actuarial assessment of market value of assets held in AWAC employee benefit plans).

[3] Based on net profit attributable to members of Alumina Limited.

[4] Final dividend for the financial year ended 31 December 2011, declared and paid in 2012.

[5] No interim or final dividend declared for the year ended 31 December 2012.

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

ALUMINA LIMITED

ABN 85 004 820 419

Registered Corporate Head Office

Level 12, IBM Centre 60 City Road

Southbank Victoria 3006 Australia

GPO Box 5411

Melbourne Victoria 3001 Australia

Telephone +61 (0)3 8699 2600

Facsimile +61 (0)3 8699 2699

Website www.aluminalimited.com

Email info@aluminalimited.com

SHARE REGISTRY

Computershare Investor Services Pty Limited

Yarra Falls 452 Johnston Street

Abbotsford Victoria 3067 Australia

GPO Box 2975

Melbourne Victoria 3001 Australia

Telephone +61 (0)3 9415 4027

or 1300 556 050 (for callers within Australia)

Facsimile +61 (0)3 9473 2500

Email web.queries@computershare.com.au

AMERICAN DEPOSITARY RECEIPTS

BNY Mellon Shareowner Services

Jersey City - HEADQUARTERS

480 Washington Blvd.

27th Floor

Jersey City, NJ 07310

1-888-BNY-ADRS (1-888-269-2377)

(for callers within the United States)

Telephone (for non-US callers)

+1 201-680-6825

Website www.bnymellon.com/shareowner

Email shrrelations@bnymellon.com

FSC logo to be updated by Bambra

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 14 AWC

Alumina Limited announces that Mr Chen Zeng will join its Board of Directors, effective 15 March 2013.

Mr Zeng is the Vice Chairman and CEO of CITIC Resources Holdings Limited (a Hong Kong Stock Exchange listed company) and the Executive Chairman of CITIC Resources Australia Pty Ltd and its group of subsidiaries which, amongst other investments, hold a 22.5% interest in the Portland Aluminium Smelter joint venture.

Mr Zeng was a director of Macarthur Coal Limited from 2007 to 2011. Mr Zeng is also a director of CITIC Dameng Holdings Limited and Marathon Resources Limited.

/s/ Stephen Foster
Stephen Foster
Company Secretary

15 March 2013

Alumina Limited ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2013 – 15 AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster

Stephen Foster

Company Secretary

15 March 2013

Alumina Limited ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chen ZENG

Date of appointment	15 March 2013

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities NIL

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Mr Zeng’s spouse, Ms Xiaojing Tian, is the registered holder of Alumina Limited ordinary shares in which Mr Zeng has a relevant interest	4,804 fully paid ordinary shares

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates